As Filed with the Securities and Exchange Commission on February 16, 2010

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

HUGHES Telematics, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-33860	26-0443717
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

2002 Summit Boulevard, Suite 1800

Atlanta, Georgia 30319

(770) 391-6400

(Address, including zip code, and telephone number, Including area code, of registrant’s principal executive offices)

Robert C. Lewis

General Counsel and Secretary

HUGHES Telematics, Inc.

2002 Summit Boulevard, Suite 1800

Atlanta, Georgia 30319

(770) 391-6400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Gregory A. Fernicola

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

Approximate date of commencement of proposed sale to the public: As promptly as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 under the Securities Exchange Act of 1934. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount to Be Registered(1)	Proposed Maximum Offering Price per Unit(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Stock, par value $0.0001 per share(3)	10,598,667	$2.94	$31,160,080	$2,221.71
Warrants to purchase Common Stock, par value $0.0001 per share(4)	4,500,000	—	—	—
Common Stock, par value $0.0001 per share, issuable upon exercise of Warrants(5)	4,500,000	$2.94	$13,230,000	$943.30

(1)	Represents outstanding shares of common stock and warrants to purchase shares of common stock of the registrant, as applicable, offered by the selling security holders. In accordance with Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), the common stock and warrants offered hereby shall also be deemed to cover additional securities to be offered or issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.
(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) and Rule 457(g) of the Securities Act, based on the average high and low prices of the common stock and warrants of the registrant as reported on the OTC Bulletin Board on February 11, 2010.
(3)	Represents shares of the registrant’s common stock being registered for resale that have been issued to the selling security holders named in the prospectus.
(4)	Represents warrants to purchase the registrant’s common stock being registered for resale that have been issued to the selling security holders named in the prospectus.
(5)	Represents shares of the registrant’s common stock issuable upon exercise of the warrants being registered for resale.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling security holders will not sell these securities until after the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 16, 2010

PROSPECTUS

HUGHES TELEMATICS, INC.

10,598,667 Shares of Common Stock

4,500,000 Warrants

This prospectus relates to the offer for sale by the existing holders of our common stock and warrants named in this prospectus of 6,098,667 shares of our common stock, par value $0.0001 per share, 4,500,000 warrants to purchase shares of our common stock and 4,500,000 shares of our common stock issuable upon exercise of the warrants. These existing holders of our common stock and warrants are referred to as selling security holders throughout this prospectus.

All of the shares of common stock and warrants offered by this prospectus are being sold by the selling security holders. It is anticipated that the selling security holders will sell these shares of common stock and warrants from time to time in one or more transactions, in negotiated transactions or otherwise, at prevailing market prices or at prices otherwise negotiated. We will not receive any proceeds from the sales of shares of common stock or warrants by the selling security holders. However, we will receive proceeds from the exercise of the warrants in the event that any warrants are properly exercised for cash. Any such proceeds will be used for general corporate purposes. We have agreed to pay all fees and expenses incurred by us incident to the registration of our common stock and warrants, including SEC filing fees. Each selling security holder will be responsible for all costs and expenses in connection with the sale of their shares of common stock or warrants, including brokerage commissions or dealer discounts.

Our common stock is currently traded on the Over-the-Counter Bulletin Board, commonly known as the OTC Bulletin Board, under the symbol “HUTC.” As of February 11, 2010, the closing sale price of our common stock was $2.94 per share. We do not intend to apply for listing of the warrants offered by this prospectus on any securities exchange.

Investing in our securities involves substantial risks. You should carefully consider the matters discussed under the section entitled “Risk Factors” beginning on page 5 of this prospectus.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 16, 2010.

HUGHES Telematics, Inc.

i

PROSPECTUS SUMMARY

This summary highlights information contained throughout this prospectus and is qualified in its entirety to the more detailed information and financial statements included elsewhere herein. This summary may not contain all of the information that may be important to you. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date. Before making an investment decision, you should read carefully the entire prospectus, including the information under “Risk Factors” beginning on page 5 and our financial statements and related notes.

Our Business

We are a telematics services company that provides a suite of real-time voice and data communications services and applications. These services and applications are enabled through a state-of-the-art communications center designed with flexibility to connect various mobile devices with content, services and call centers. Within the automotive industry, our communications center allows for two way voice and data communications to vehicles and supports, among other things, critical safety and security services as well as location-based services and remote diagnostics. Since November 16, 2009, we have been the exclusive telematics service provider in the United States for all new vehicles sold by Mercedes-Benz USA, LLC, or Mercedes-Benz, as well as the preferred provider of telematics services for all Mercedes-Benz vehicles purchased prior to November 16, 2008. These services are marketed under the mbraceTM brand. In addition, our in-DriveTM product offers services to consumers or other third parties through a hardware component that we have developed and which we intend to distribute through relationships with companies and organizations with large customer bases for installation in existing vehicles. Finally, through Networkfleet, Inc. (“Networkfleet”), our wholly-owned subsidiary, we currently offer remote vehicle monitoring and other data services through aftermarket hardware that is purchased separately and installed in fleets of vehicles.

Until July 2009, we also had a contract to be the telematics service provider in the United States for Chrysler LLC, now known as Old Carco LLC (“Old Chrysler”). On April 30, 2009, Old Chrysler filed for bankruptcy protection under Chapter 11 of the United States bankruptcy code. On June 10, 2009, substantially all of Old Chrysler’s assets were sold to Chrysler Group LLC (“New Chrysler”) whose owners include Italian automaker Fiat SpA, the United Auto Workers union and the United States government. At a hearing held on July 16, 2009, Old Chrysler rejected certain contracts, including our telematics services contract with Old Chrysler, and therefore, our contract was terminated. We had been in negotiations with New Chrysler concerning a new telematics services agreement. However, the parties reached an impasse in the negotiations and, as a result, we discontinued working with New Chrysler to deploy our hardware and launch our services in the fourth quarter of 2009 as previously planned.

On March 31, 2009, pursuant to the terms of the Second Amended and Restated Agreement and Plan of Merger, dated as of March 12, 2009 (the “Merger Agreement”), Hughes Telematics, Inc. (“Old HTI”), a privately held company, and Polaris Acquisition Corp. (“Polaris”), a publicly held blank check company, consummated the merger (the “Merger”), whereby Old HTI merged with and into a wholly owned direct subsidiary of Polaris with Old HTI as the surviving corporation, and immediately thereafter, Old HTI merged with and into Polaris, with Polaris as the surviving corporation. In connection with the Merger, Polaris changed its name from “Polaris Acquisition Corp.” to “HUGHES Telematics, Inc.”

As used in this prospectus, unless otherwise indicated, references to “we,” “us,” “our,” and the “Company” refer to Old HTI for periods prior to the consummation of the Merger and refer to HUGHES Telematics, Inc. for periods following the consummation of the Merger.

Recent Developments

On December 17, 2009, we entered into a credit agreement (the “Second Lien Credit Agreement”) with PLASE HT, LLC (“PLASE HT”), as administrative agent, collateral agent and original lender, pursuant to which we issued indebtedness due October 1, 2013 with an original principal amount of $15.0 million. PLASE HT is an affiliate of Apollo Global Management, LLC (“Apollo”) and of our controlling stockholder, Communications Investors, LLC (“Communications LLC”). The loans under the Second Lien Credit Agreement bear interest at 9.00% per annum, payable-in-kind, and are guaranteed by all of our existing and future domestic subsidiaries. The loans are secured by a second priority lien on substantially all of our tangible and intangible assets, including the equity interests of our subsidiaries. The liens granted in connection with the Second Lien Credit Agreement are expressly subject and subordinated to the liens securing our obligations under our credit agreement dated as of March 31, 2008 (as amended and restated, the “First Lien Credit Agreement”) with Morgan Stanley Senior Funding, Inc. as administrative agent, Morgan Stanley & Co. Incorporated, as collateral agent, and the lenders from time to time party thereto. In connection with the issuance of the Second Lien Credit Agreement, we issued PLASE HT a warrant to purchase 3,000,000 shares of common stock at an exercise price of $6.00 per share and entered into a registration rights agreement.

On December 18, 2009, we issued to Hughes Network Systems, LLC (“HNS”) a senior unsecured promissory note with a principal amount of approximately $8.3 million through the conversion of a trade accounts payable balance of approximately $6.0 million and the approximately $2.3 million outstanding balance on the equipment financing arrangement owed to HNS. The promissory note accrues interest at a rate of 12.00% per annum, compounded annually, and becomes due and payable on December 31, 2010. We are required to make scheduled principal payments of approximately $0.8 million on April 15, 2010 and $1.5 million on each of July 15, 2010 and October 15, 2010. In addition, subject to all restrictions in the First Lien Credit Agreement and Second Lien Credit Agreement and certain other limitations, to the extent we sell any capital equipment purchased by us (or purchased by HNS on our behalf) for use in connection with the Telematics Agreement between the parties, but no longer needed by us, we shall make unscheduled prepayments of principal on the promissory note equal to the proceeds from the sale of such capital equipment (net of any selling costs).

On December 28, 2009, we completed a private placement of 2,516,667 shares of common stock to a group of institutional accredited investors at a per share price of $3.00. The aggregate purchase price for the common stock sold in the private placement was approximately $7.4 million in cash and the exchange of 1,662,200 of our publicly-traded warrants which were cancelled following the closing of the private placement. We intend to use the net proceeds from the private placement for general corporate purposes. In connection with the private placement, we entered into a registration rights agreement (the "Registration Rights Agreement") with the purchasers requiring that, among other things, we file this registration statement to register the resale of the shares of common stock sold in the private placement. If we do not meet certain deadlines with respect to making this registration statement effective, then cash penalties of 1% of the purchase price per month for up to twelve months may apply.

Company Information

Our executive offices are located at 2002 Summit Boulevard, Suite 1800, Atlanta, Georgia 30319. Our website is located at www.hughestelematics.com, and our telephone number is 770-391-6400.

THE OFFERING

Common Stock offered by the selling security holders	Up to 10,598,667 shares of our common stock, including 4,500,000 shares of our common stock issuable upon exercise of the warrants.

Warrants offered by the selling security holders	Up to 4,500,000 warrants to purchase 4,500,000 shares of our common stock issuable upon exercise of the warrants.

Common Stock outstanding prior to the offering	87,087,624(1)

Common Stock to be outstanding after the offering	87,087,624(2)

Use of Proceeds	We will not receive any proceeds from the sales of shares of common stock or warrants by the selling security holders. However, we will receive proceeds from the exercise of the warrants in the event that any warrants are properly exercised for cash. Any such proceeds will be used for general corporate purposes.

OTC Bulletin Board Symbol	Our common stock is currently traded on the OTC Bulletin Board under the symbol “HUTC.” We do not intend to apply for listing of the warrants offered by this prospectus on any securities exchange.

Risk Factors	Investing in our securities involves a high degree of risk. You should carefully read and consider the information set forth under the heading “Risk Factors” beginning on page 5 of this prospectus and all other information in this prospectus before investing in our securities.

(1)	Based upon the total number of issued and outstanding shares as of February 11, 2010, including 58,498,131 earn-out shares.
(2)	Based upon the total number of issued and outstanding shares as of February 11, 2010, including 58,498,131 earn-out shares and 4,500,000 shares of our common stock issuable upon exercise of the warrants offered by the selling security holders.

Summary Historical Consolidated Financial Information

The summary historical consolidated financial information set forth below is derived from our audited and unaudited consolidated financial statements. Notwithstanding the legal form of the transaction, the Merger was accounted for under the purchase method of accounting as a reverse acquisition, equivalent to a recapitalization, through the issuance of stock by Old HTI for the net monetary assets of Polaris. Accordingly, our historical financial statements prior to March 31, 2009 are the historical financial statements of Old HTI. The consolidated financial statements of Old HTI have been retroactively restated to reflect the recapitalization of Old HTI with the 77,102,149 shares of our common stock issued to Old HTI equity holders in connection with the Merger.

The summary historical consolidated statement of operations data for the years ended December 31, 2008 and 2007 and for the period from January 9, 2006 (inception) to December 31, 2006 and our summary historical consolidated balance sheet data as of December 31, 2008, 2007 and 2006 have been derived from our consolidated financial statements which have been audited by our independent registered public accounting firm. The summary historical consolidated statement of operations data for the nine months ended September 30, 2009 and 2008 and the summary historical balance sheet data as of September 30, 2009 have been derived from our unaudited consolidated financial statements and, in the opinion of management, include all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of our financial position and results of operations as of the dates and for the periods indicated. The results for periods of less than a full year are not necessarily indicative of the results to be expected for any interim period or for a full year.

This information should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	Nine Months Ended September 30,		Year Ended December 31,		January 9, 2006 (Inception) to December 31, 2006
	2009	2008	2008	2007
	(In Thousands, Except Share Data)
Consolidated Statements of Operations Data:
Revenues	$24,568	$20,965	$30,260	$20,352	$6,913
Loss from operations	(69,818)	(33,237)	(47,658)	(33,577)	(6,136)
Loss before income taxes	(141,415)	(39,645)	(57,467)	(34,535)	(6,104)
Net loss	(141,427)	(39,645)	(57,467)	(32,333)	(3,836)
Basic and diluted loss per share	(11.19)	(8.41)	(12.19)	(6.88)	(0.92)
Basic and diluted weighted average shares outstanding	17,692,728	4,712,501	4,712,501	4,700,993	4,182,940

	September 30, 2009	December 31,
		2008	2007	2006
	(In Thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents, and short-term investments	$21,842	$17,837	$22,017	$17,388
Restricted cash—current and non-current	450	9,083	997	997
Total assets	113,587	108,982	62,932	54,648
Series A Redeemable Preferred Stock	—	62,092	57,017	35,273
Long-term debt	77,620	66,596	—	—
Capital lease obligations—current and non-current	8,275	7,331	—	—
Total liabilities	109,966	159,652	75,795	50,398
Stockholders’ equity (deficit)	3,621	(50,670)	(12,863)	4,250

RISK FACTORS

An investment in our securities involves significant risks, and should not be made by anyone who cannot afford to lose his or her entire investment. You should consider carefully the following risks, together with all other information contained in this prospectus, before deciding to invest in our securities. If any of the following events or risks actually occur, our business, operating results and financial condition would likely suffer materially and you could lose all or part of your investment.

Risks Relating to Our Business

To date, we have generated only losses.

For the nine months ended September 30, 2009, the years ended December 31, 2008 and 2007 and for the period from January 9, 2006 (inception) to December 31, 2006, we incurred a net loss of approximately $141.4 million, $57.5 million, $32.3 million and $3.8 million, respectively, and used cash in operations of approximately $35.2 million, $39.1 million, $23.6 million and $2.8 million, respectively, in connection with the development of our factory-installed hardware devices and telematics system and the operations of our Networkfleet subsidiary. As a result of our historical net losses and our limited capital resources, our independent registered public accounting firm’s report on our financial statements as of and for the year ended December 31, 2008 includes an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern. As of September 30, 2009, we had unrestricted cash and cash equivalents of approximately $21.8 million and an accumulated deficit of approximately $335.3 million. In December 2009, we raised an aggregate of approximately $22.4 million of cash through the issuance and sale of common stock and the issuance of second lien term indebtedness. We expect our negative cash flow to continue through at least the second quarter of 2010 as we add vehicles to our telematics system. We cannot assure you that our net losses and negative cash flow will not accelerate and surpass our expectations, nor can we assure you that we will ever generate any net income or positive cash flow. There is no assurance that we will be successful in obtaining additional financing, if needed, to fund our operations.

We have not yet generated substantial revenue from our service offerings for vehicles with factory-installed hardware or from our in-DriveTM product offering.

To date, substantially all of our revenues have been earned through the sale of Networkfleet’s products and services, and only nominal revenues have been generated from services enabled by factory-installed telematics devices. We need to continue building the number of vehicles on our telematics system from our service offerings for Mercedes-Benz vehicles with factory-installed hardware or commence commercial sale of our in-DriveTM aftermarket product offering before we can generate substantial revenues. Unless we do so, we will not become profitable, and an investor will likely lose money on his investment. We cannot assure you that we will build our subscriber base in a cost effective or timely manner or enter into any distribution agreements which will generate material sales of our in-DriveTM aftermarket product offering to allow us to successfully generate sufficient revenues to operate profitably. If we fail to do so, our business will be materially and negatively impacted.

Our success depends on the success of Mercedes-Benz with which we have a strategic relationship.

Our service offerings for vehicles with factory-installed hardware are necessarily tied to having relationships with automakers and the success of those automakers. To the extent Mercedes-Benz decreases the volume of vehicles they manufacture for the domestic market, we will have a smaller addressable customer base. We cannot control the decisions of Mercedes-Benz or any other automaker with which we develop a strategic relationship regarding how many vehicles they manufacture or what lines, if any, they cease manufacturing in the face of general economic conditions, market pressures or internal financial demands. A significant decrease in actual production in the future by Mercedes-Benz may have a material and negative impact on our business.

Our key service agreement is with Mercedes-Benz and is subject to numerous risks, including early termination and prolonged reduction in production volume. There can be no assurances we will execute a telematics services contract with an additional automaker which could adversely affect our growth prospects.

We currently have a service agreement to provide our telematics solution to Mercedes-Benz vehicles and expect to generate significant future revenues from this agreement. We have a long-term contract with Mercedes-Benz pursuant to which it has agreed to install telematics devices in its vehicles and permit us to exclusively provide telematics services to its new customers. If we are unable to meet performance requirements of the contract and subsequently lose the Mercedes-Benz relationship, it would have a material adverse impact on our business and prospects. If Mercedes-Benz materially lowers its production volume for a prolonged period of time and we did not obtain additional customers or offsetting sources of revenue, our growth prospects would be materially harmed. Our prospects and future revenues may be negatively impacted by a prolonged contraction of demand for the vehicles produced by Mercedes-Benz. If we do not sign an additional agreement with another automaker or do not establish additional lines of business or otherwise expand our existing business, our growth prospects could be materially adversely affected.

Our business and growth may be significantly impacted by events in the overall global economy. Automakers, particularly United States automakers, are facing significant financial and structural challenges, and the automotive industry in general is undergoing a period of reorganization, the effects of which are difficult to predict.

A significant portion of our business depends on the willingness of automakers to install our products in their vehicles. The business and the results of the automotive industry are tied to industry and general economic conditions. The global economic recession and related turmoil in the global financial system has had and will continue to have an impact on the business and financial condition of automakers. Global economic events and conditions could have a material adverse impact on our customers, causing them to fail to meet their obligations to us. Also, we are subject to the risks arising from changes in legislation and government regulation associated with any such recession or economic slowdown. Any of these events could negatively impact our business, results of operations and financial condition.

Old Chrysler and General Motors each filed for bankruptcy protection in mid-2009 and emerged later in the year with support from the U.S. government. At the same time, the number of vehicles sold industry-wide declined dramatically in 2009 compared to 2008, despite the infusion of more than $3 billion as part of the "cash for clunkers" federal stimulus program. The U.S. domestic automobile industry may be further negatively impacted by conditions such as increases in costs, government regulations, disruptions of supply, shortages of raw materials, labor disputes or by global and local economic conditions, including increases in the rate of unemployment, changes in consumer confidence levels, the availability of credit and the availability and cost of fuel. To the extent an automaker with which we have a contract faces adverse conditions resulting in a decrease in production volume, our business may be negatively affected. To the extent the automotive industry in general faces adverse conditions, automakers may be less willing to enter into contracts with us, which would have a negative impact on the growth of our business. Furthermore, economic conditions may cause subscribers to services offered by us to reduce or stop their use of such services, resulting in decreased revenues for us. We also may experience delays or losses with respect to the collection of payments due from customers in the automotive industry experiencing financial difficulties. Adverse business or financial conditions affecting individual automotive manufacturers or their suppliers or the automotive industry generally, including potential additional bankruptcies of automotive companies and their suppliers, as well as market disruption that could result from future consolidation in the automotive industry, could have a material adverse effect on our business prospects.

We must meet certain developmental milestones and provide certain minimum levels of service.

Our agreement with Mercedes-Benz requires us to meet certain developmental milestones and to maintain certain minimum service level standards. The agreement may be terminated by Mercedes-Benz upon a material breach by us, including upon our failure to meet certain of the developmental milestones or to satisfy the required service levels. As our operating systems have just been launched, we may not be able to maintain our obligations under the agreement. To the extent we fail to meet our material obligations under the contract and it is terminated, our business and prospects would be severely impaired.

Competition for telematics service contracts with automakers is significant.

While we have an exclusive relationship with Mercedes-Benz to provide specified telematics services to new vehicles manufactured by Mercedes-Benz for the United States market starting in November 2009, competition for new contracts to provide services similar to our services is significant. Certain of our current and potential competitors, including OnStar, could also have significantly greater name recognition and financial, marketing, management and other resources than we do. They may be able to respond more quickly to changes in customer preferences or devote greater resources to developing and promoting their service offerings. We cannot guarantee that we can maintain our competitive position relative to our current and potential competitors, especially those with greater financial, marketing, management and other resources than we will have.

Competition for subscribers could negatively affect our business.

Indirectly, certain of our services compete with services provided by wireless devices such as cellular telephones and carriers of mobile communications, as well as aftermarket telematics providers. As wireless providers in the U.S. market complete their service build-out for location-based services, this competition may increase significantly or could jeopardize the commercial viability of certain of our services. Consumers may opt for certain services offered by wireless carriers, such as navigation, rather than those offered by us. In addition, while we are the exclusive telematics service provider to Mercedes-Benz for all new Mercedes-Benz vehicles sold in the United States, we currently compete with the incumbent service provider, ATX Group, Inc. (“ATX Group”), for Mercedes-Benz customers who purchased vehicles prior to the start of our contract. Although Mercedes-Benz supports us as the provider of choice for such customers, there can be no assurance that we will be successful in converting such customers to our service offering at the rates we expect or without incurring material additional costs.

We cannot assure you that automakers will expand service offerings beyond traditional telematics services or do so at the rates we expect.

The continued rate of integration of telematics into vehicles, including both traditional safety and security features, such as those we currently offer, and future service offerings, such as diagnostics, navigation with integrated traffic, convenience services and infotainment, is subject to uncertainty. The uncertainty concerning the rate of integration of both traditional and future telematics services stems from a number of issues including:

•	the relative early stage of the industry itself;

•	uncertainties regarding the longer-term appeal of telematics services; and

•

competitive uncertainties, including whether current or future consumer products will materially alter the industry. Consumer products that are or could become direct competition for certain services include location-enabled cellular telephones; PDAs; navigation systems; factory-installed, in-vehicle communications and entertainment systems; and aftermarket telematics equipment.

As a result of these and other issues, automakers may limit the use of telematics services utilizing factory-installed devices to traditional safety and security services, or limit deployment of future services to select brands, models or pricing categories. If automakers do not integrate telematics programs into future automobiles, our business and growth prospects will suffer.

Not all automakers should be regarded as prospects for strategic relationships, since some may resist outsourcing their telematics programs and others may not embrace our approach to telematics services.

Not all automakers will solicit the assistance of an outside service provider to perform the services component of their telematics programs and may decide instead to develop in-house telematics capabilities. If automakers in general, or potential automakers with which we are pursuing strategic relationships, in particular, conclude that the disadvantages of engaging a third-party service provider for assistance outweigh the advantages, our growth prospects will suffer. These automakers may resist using an outside telematics service provider such as us for a number of reasons, including:

•	the risks or perceived risks of providing third-party service providers with access to their proprietary technology or information;

•	a desire to retain control over all consumer-related functions;

•	concerns over the level of service to be expected from a third-party service provider and the ability to properly measure acceptable levels of service; and

•	a belief that the automaker maintains all of the necessary infrastructure, personnel, systems and other resources necessary to manage the program internally.

For those automakers that do outsource telematics, not all will ultimately embrace our approach to telematics services. As a result, not all automakers should be regarded as prospects for strategic relationships.

Our business may be impaired if a third party infringes on our intellectual property rights.

Certain aspects of our service depend, in part, upon intellectual property that we have developed or will develop in the future. Monitoring infringement of intellectual property rights is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our intellectual property and technical know-how. If the intellectual property that we use is not adequately protected, others will be permitted to and may duplicate our service without liability. In addition, others may challenge, invalidate or circumvent our intellectual property rights, patents or existing sublicenses. In addition, some of the know-how and technology we have developed and plan to develop will not be covered by United States patents. Trade secret protection and contractual agreements may not provide adequate protection if there is any unauthorized use or disclosure. Other parties may have patents or pending patent applications which will later mature into patents or inventions which may block our ability to provide some of our services. We may have to resort to litigation to enforce our rights under license agreements or to determine the scope and validity of other parties’ proprietary rights in the subject matter of those licenses. This activity may be expensive. Also, we may not succeed in any such litigation.

We may become involved in intellectual property or other disputes that could harm our business.

Third parties, including competitors, may already have patents on inventions, or may obtain patents on new inventions in the future, that could limit our ability to provide services in the future. Such third parties may claim that our products or services infringe their patent rights and assert claims against us. In addition, we have agreed in some of our contracts, and may in the future agree in other contracts, to indemnify third parties for any expenses or liabilities resulting from claimed infringements of the proprietary rights of third parties as it relates to the services we provide. We, or third parties that we are obligated to indemnify, may receive notifications alleging infringements of intellectual property rights relating to our business, the provision of our services or the products previously sold by us. If any infringement claim is successful against us, we may be required to pay substantial damages or we may need to seek and obtain a license of the other party’s intellectual property rights. We may be required to redesign those services that use the infringed technology. Moreover, we may be prohibited from selling, using or providing our services that use the challenged intellectual property.

Rapid technological changes could make our service less attractive.

The wireless industry is characterized by rapid technological change, frequent new product innovations, changes in customer requirements and expectations, and evolving industry standards. If we are unable to keep pace with these changes, our business may be harmed. Products using new technologies, or emerging industry standards, could make our technologies less attractive. In addition, we may face unforeseen problems when developing our services which could harm our business. Because we will depend on third parties to develop technologies used in key elements of our products, more advanced technologies which we may wish to use may not be available to us on reasonable terms or in a timely manner. Furthermore, our competitors may have access to technologies not available to us, which may enable them to produce products of greater interest to consumers or automakers, or at a more competitive cost.

Systems failures or interruptions to our service may have a negative impact on our revenues, damage our reputation and decrease our ability to attract new customers to our service offering.

Our ability to provide uninterrupted service and high quality customer support will depend on the efficient and uninterrupted operation of our computer and communications systems. The systems that we expect to use to integrate the various elements of a telematics program and deliver our services will be complex and may contain undetected errors, especially when first introduced. These errors may not be discovered until after a vehicle model has been launched with our service offering or after consumers begin using the service. Any disruption of our services, computer systems or communications networks, or those of third parties we rely on, could result in the inability of consumers to receive our services for an indeterminate period of time, which could cause us to lose automakers’ confidence or revenue or to face litigation. If we experience frequent or persistent systems failures, our business and prospects may be irreparably harmed.

We may be exposed to potential liability for actual or perceived failure to provide required services.

Because consumers subscribing to our safety and security services rely on us in emergency situations, we may be exposed to potential claims for damages, including special or consequential damages, as a result of an actual or perceived failure of our safety and security services. Our failure or inability to meet a driver’s expectations in the performance of our services, or to do so in the time frame required by the driver, regardless of responsibility for such failure, could result in liability against us, harm to our business or reputation and/or discourage other automakers from integrating telematics into future vehicles or from engaging us to provide telematics services.

We have significant indebtedness, the terms of which limit the operation of our business, and a failure to generate significant cash flow could render us unable to service such obligations.

As of September 30, 2009, we had outstanding long-term indebtedness with an aggregate principal balance of approximately $91.5 million, consisting of approximately $72.1 million of senior secured term indebtedness issued under a credit facility and approximately $19.4 million of senior subordinated unsecured promissory notes. In December 2009, we issued second lien term indebtedness with an original principal amount of $15.0 million and a senior unsecured promissory note with an original principal amount of approximately $8.3 million. The promissory note accrues interest at a rate of 12.00% per annum, compounded annually, and becomes due and payable on December 31, 2010. We are required to make scheduled principal payments of approximately $0.8 million on April 15, 2010 and $1.5 million on each of July 15, 2010 and October 15, 2010. While we may elect to pay in kind the interest accrued on the senior secured term indebtedness until March 31, 2010, on the senior unsecured promissory note until the December 31, 2010 maturity date and on the second lien term indebtedness and the senior subordinated unsecured promissory notes until the October 1, 2013 maturity date (i.e., with such accrued interest being added to the outstanding principal balance of the term indebtedness), after March 31, 2010 and until the March 31, 2013 maturity date of the senior secured term indebtedness, the accrued interest must be paid in cash. Our ability to service this indebtedness will be dependent on our ability to generate cash from internal operations or raise equity sufficient to make required payments on such indebtedness. Our business may not generate sufficient cash flow from operations, and future borrowings may not be available to us under credit facilities in an amount sufficient to enable us to pay this indebtedness and fund operating and liquidity requirements. We may need to refinance all or a portion of this indebtedness on or before maturity; however, we may not be able to refinance any of this indebtedness on commercially reasonable terms, or at all.

In addition, the senior secured term indebtedness bears variable interest at a rate equal to, at our option, (i) 11.00% plus the greater of the London Interbank Rate (“LIBOR”) or 3.00% (pursuant to an agreement with one of the senior secured note holders, the interest rate on senior secured term indebtedness with an original principal amount of $5.0 million cannot exceed 14.00%) or (ii) 10.00% plus the prime lending rate. In the event interest rates rise, the result would be higher interest costs for us.

Furthermore, the senior secured and second lien credit facilities contain restrictive covenants that will limit our ability to engage in activities that may be in our long-term best interests. An event of default, including from the failure to comply with the covenants or from the termination of the Mercedes-Benz contract, could, if not cured or waived, result in the acceleration of all of our outstanding indebtedness.

We may require additional financing to fund our operations and execute our business plan.

We cannot assure you that our net losses and negative cash flow will not accelerate and surpass our expectations, potentially significantly, nor can we assure you that we will ever generate any net income or positive cash flow. In light of these net losses and our negative cash flow, we may be required to raise additional capital in the future. This additional financing may take the form of loans under a new credit facility, the issuance of bonds or other types of debt securities, the issuance of equity securities or a combination of the foregoing. Any such financing must either comply with the covenants of our credit facilities, or we will need to obtain waivers from our lenders. Our credit facilities contain covenants that restrict our ability to incur debt and will require mandatory prepayments from the proceeds of an equity financing. Any debt financing we obtain may impose various restrictions and additional covenants on us, which could limit our ability to respond to market conditions, provide for unanticipated capital investments or take advantage of business opportunities, and may subject us to significant interest expense. Additional equity financing may be obtained on terms that are dilutive to the interests of our existing and future stockholders. Debt or additional equity financing may not be available when needed on terms favorable to us or at all, and our failure to attract a sufficient amount of additional debt or equity capital may impair our ability to fund our operations and execute on our business plan.

Substantially all of our assets are used to collateralize our senior secured and second lien credit facilities.

Our senior secured and second lien credit facilities are secured by substantially all of our assets, including cash, inventory and accounts receivable. The credit agreements governing these credit facilities contain various covenants that restrict our business. Noncompliance with any of the covenants without cure or waiver would constitute an event of default under the credit facilities. Upon the occurrence of an event of the default under either credit facility, substantially all of our assets would be subject to liquidation by the creditors, which could result in no assets being left available to the stockholders.

Our expected future growth will place a significant strain on our management, systems and resources.

Our business was formed in January 2006 and has grown quickly. In order to execute our business strategy, we will continue to experience significant growth, which will place a significant strain on our systems, processes, resources, management and other infrastructure and support mechanisms. To manage the anticipated growth of our operations, we will be required to:

•	improve existing and implement new operational, financial and management information controls, reporting systems and procedures;

•	establish relationships with additional vendors, suppliers and strategic partners and maintain existing relationships; and

•	hire, train, manage and retain additional personnel.

To the extent we are unable to assemble the personnel, controls, systems, procedures and relationships necessary to manage our future growth, if any, management resources may be diverted, and our opportunity for success may be limited.

Our inability to identify, hire and retain qualified personnel would adversely affect our business.

Our continued success will depend, to a significant extent, upon the performance and contributions of our senior management and upon our ability to attract, motivate and retain highly qualified management personnel and employees. We depend upon our key senior management to effectively manage our business in a highly competitive environment. If one or more of our key officers joins a competitor or forms a competing company, we may experience material interruptions in product development, delays in bringing products to market, difficulties in our relationships with automakers, suppliers and customers, and loss of additional personnel, which could significantly harm our business, financial condition, operating results and projected growth.

Additionally, failure to continue to attract and retain qualified management personnel could adversely affect our business and growth prospects. We compete to hire new employees, and we then must train them and develop their skills and competencies. Our operating results could be adversely affected by increased costs due to increased competition for employees, higher employee turnover or increased employee benefit costs. Any unplanned turnover could deplete our institutional knowledge base and erode our competitive position.

Regulations concerning consumer privacy may adversely affect our business.

Certain technologies that we currently support, or may in the future support, are capable of collecting personally-identifiable information and vehicle-specific information such as performance data and error codes. Vehicle-specific information may also reveal personally-identifiable information. We anticipate that as telematics programs continue to develop, in the future it will be possible to collect or monitor substantially more of this kind of information. A growing body of laws designed to protect the privacy of personally-identifiable information, as well as to protect against its misuse, and the judicial interpretations of such laws, may adversely affect the growth of our business. In the United States, these laws could include the Federal Trade Commission Act, the Electronic Communications Privacy Act, the Fair Credit Reporting Act and the Gramm-Leach Bliley Act, as well as various state laws and related regulations. In addition, certain governmental agencies, like the Federal Trade Commission, have the authority to protect against the misuse of consumer information by targeting companies that collect, disseminate or maintain personal information in an unfair or deceptive manner. In particular, such laws could limit our ability to collect information related to users of our services, to store or process that information in what would otherwise be the most efficient manner, or to commercialize new services based on new technologies. The evolving nature of all of these laws and regulations, as well as the evolving nature of various governmental bodies’ enforcement efforts, and the possibility of new laws in this area, may adversely affect our ability to collect and disseminate or share certain information about consumers and may negatively affect the ability of automakers or dealers to make use of that information. If we fail to successfully comply with applicable regulations in this area, our business and prospects could be harmed.

Consumer avoidance of services which collect, store or use personally-identifiable data could adversely affect our business.

Consumer sentiment regarding privacy issues is constantly evolving. Such consumer sentiment may affect the buying public’s interest in our current or future service offerings. In some cases, consumer groups and individual consumers have already begun to vigorously lobby against, or otherwise express significant concern over, the collection, storage and/or use of personally-identifiable information. Accordingly, privacy concerns of consumers may influence automakers to refrain from adopting telematics programs, especially those which involve more advanced programs, which could in turn harm the overall telematics industry or, depending on our programs, our prospects. Moreover, strong consumer attitudes often precipitate new regulations like the ones described above. If we fail to successfully monitor and consider the privacy concerns of consumers, our business and prospects would be harmed.

Risks Related to Our Organization

An affiliate of Apollo beneficially owns a majority of our voting stock.

Affiliates of Apollo, including our controlling stockholder, Communications LLC, and PLASE HT, may be deemed to beneficially own 63,467,284 shares of our common stock (including 45,501,064 earn-out shares and 3,000,000 shares issuable upon the exercise of an outstanding warrant), which represents approximately 71% of our voting power. Our board of directors includes four directors who are affiliated with Apollo. Because of their board representation and Communication LLC’s control of our voting power, Apollo is able to indirectly exert considerable influence and control over us, including the appointment of management and the outcome of all matters requiring stockholder approval. Apollo’s affiliates may be able to cause, prevent or delay a change of control of us or a change in the composition of our board of directors and could preclude any unsolicited acquisition of us. In addition, because affiliates of Apollo may substantially determine the outcome of a stockholder vote, Apollo’s affiliates could deprive stockholders of an opportunity to receive a premium for their shares as part of a sale of us, and that voting control could ultimately affect the market price of our common stock. Affiliates of Apollo also hold a significant amount of our outstanding indebtedness. As of December 31, 2009, affiliates of Apollo held approximately $5.7 million (including principal and accrued interest which has been paid in kind) of our outstanding senior secured term indebtedness, approximately $15.1 million (including principal and accrued interest which has been paid in kind) of our outstanding second lien term indebtedness and approximately $20.1 million (including principal and accrued interest which has been paid in kind) of our senior subordinated unsecured promissory notes. Further, HNS, also an affiliate of Apollo, held a senior unsecured promissory note with an outstanding principal balance of approximately $8.3 million.

We are a public company and, as such, are subject to the reporting requirements of federal securities laws, which are expensive and may divert resources from other projects, thus impairing our ability to grow.

We are a public reporting company and, accordingly, are subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and other U.S. federal securities laws, including compliance with the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). Compliance with these obligations requires significant time and resources from our management and our finance and accounting staff and increases our legal, insurance and financial compliance costs. It is time consuming and costly for us to develop and implement the internal controls and reporting procedures required by the Sarbanes-Oxley Act. Occasionally, we may need to hire additional financial reporting, internal controls and other finance and accounting personnel in order to develop and implement appropriate internal controls and reporting procedures. If we are unable to comply with the requirements of the Sarbanes-Oxley Act, then we may not be able to obtain the reports from our independent registered public accountant required by the Sarbanes-Oxley Act, which may preclude us from keeping our filings with the SEC current. Non-current reporting companies are subject to various restrictions and penalties.

We must comply with Section 404 of the Sarbanes-Oxley Act in a relatively short timeframe, which will require us to document and test our internal controls over financial reporting for fiscal 2009 and beyond. Any delays or difficulty in satisfying these requirements could adversely affect our future results of operations and stock price.

Section 404 of the Sarbanes-Oxley Act requires us to document and test the effectiveness of our internal controls over financial reporting in accordance with an established control framework and to report on our management’s conclusion as to the effectiveness of these internal controls over financial reporting beginning with the fiscal year ending December 31, 2009. We are also required to have an independent registered public accounting firm test the internal controls over financial reporting and report on the effectiveness of such controls for the fiscal year ending December 31, 2009 and subsequent years. Any delays or difficulty in satisfying these requirements could adversely affect future results of operations and our stock price. We may also incur significant costs to comply with these requirements.

We may in the future discover areas of internal controls over financial reporting that need improvement. There can be no assurance that remedial measures will result in adequate internal controls over financial processes and reporting in the future. Any failure to implement the required new or improved controls, or difficulties encountered in their implementation, could materially adversely affect our results of operations or could cause us to fail to meet our reporting obligations. If we are unable to conclude that we have effective internal controls over financial reporting, or if our independent registered public accounting firm is unable to provide an unqualified report regarding the effectiveness of internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act, investors may lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our securities. In addition, failure to comply with Section 404 of the Sarbanes-Oxley Act could potentially subject us to sanctions or investigation by the SEC or other regulatory authorities.

Public company compliance makes it more difficult for us to attract and retain officers and directors.

The Sarbanes-Oxley Act and new rules subsequently implemented by the SEC have required changes in corporate governance practices of public companies. As we are a public company, these new rules and regulations have increased and may continue to increase our compliance costs in the future and make certain activities more time consuming and costly. As a public company, these new rules and regulations may make it more difficult and expensive for us to obtain director and officer liability insurance in the future, or we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.

Risks Related to Our Common Stock

Our common stock is currently traded on the over-the-counter (OTC) Bulletin Board market, which may generally involve certain risks not present in all securities.

Our securities were delisted from the NYSE Amex (formerly the American Stock Exchange) and are currently traded on the OTC Bulletin Board, an electronic bulletin board established for unlisted securities, which could limit investors’ ability to make transactions in our securities. Although the Financial Industry Regulatory Authority, Inc. oversees the OTC Bulletin Board, market makers of bulletin board securities are unable to use electronic means to interact with other dealers to execute trades, which can cause delays in the time it takes to interact with the market place. Risks associated with trading bulletin board securities may include, among others, limited availability of order information and market data, liquidity risks, and communications risks. Furthermore, for companies whose securities are quoted on the OTC Bulletin Board, it is more difficult (1) to obtain accurate quotations, (2) to obtain coverage for significant news events because major wire services generally do not publish press releases about such companies, and (3) to obtain needed capital.

Our stock price may continue to be volatile and may decrease in response to various factors, which could adversely affect our business and cause our stockholders to suffer significant losses.

Our common stock is illiquid, and its price has been and may continue to be volatile in the indefinite future. Since trading of our common stock on the OTC Bulletin Board began on June 8, 2009, the high and low sale prices of our common stock through February 11, 2010 were $7.50 and $2.75, respectively. The price of our stock could fluctuate widely in response to various factors, many of which are beyond our control, including the following:

•	changes in our industry or the auto industry;

•	competitive pricing pressures;

•	our ability to obtain working capital or project financing;

•	additions or departures of key personnel;

•	limited “public float” in the hands of a small number of persons, whose sales or lack of sales could result in positive or negative pricing pressure on the market price for our common stock;

•	sales of our common stock;

•	our ability to execute our business plan;

•	operating results that fall below expectations;

•	loss of any strategic relationship;

•	economic and other external factors; and

•	period-to-period fluctuations in our financial results.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our common stock.

We have not paid dividends in the past and do not expect to pay dividends in the future. Any return on investment may be limited to the value of our common stock.

We have never paid cash dividends on our common stock and do not anticipate doing so in the foreseeable future. The payment of dividends on our common stock will depend on earnings, financial condition and other business and economic factors affecting us that our board of directors may consider relevant. Further, we are significantly limited in the amount of dividends we can pay by the terms of our senior secured or second lien term indebtedness. If we do not pay dividends, our common stock may be less valuable because a return on your investment will only occur if our stock price appreciates.

There is currently a limited trading market for our common stock, and we cannot ensure that a liquid market will be established or maintained.

Trading in our common stock on the OTC Bulletin Board began on June 8, 2009, and only a limited market has developed for the purchase and sale of our common stock. We cannot predict how liquid the market for our common stock might become. Therefore, the purchase of our shares must be considered a long-term investment acceptable only for prospective investors who are willing and can afford to accept and bear the substantial risk of the investment for an indefinite period of time. Because there is a limited public market for the resale of our shares, an investor in our common stock may not be able to liquidate his investment, and our shares may not be acceptable as collateral for a loan.

If we fail to remain current in our reporting requirements, we could be removed from the OTC Bulletin Board, which would limit the ability of broker-dealers to sell our securities and the ability of our shareholders to sell their securities in the secondary market.

Companies trading on the OTC Bulletin Board, such as us, must be reporting issuers under Section 12 of the Exchange Act, and must be current in their reports under Section 13 of the Exchange Act, in order to maintain price quotation privileges on the OTC Bulletin Board. If we fail to remain current in our reporting requirements, we could be removed from the OTC Bulletin Board. As a result, the market liquidity for our securities could be adversely affected by limiting the ability of broker-dealers to sell our securities and the ability of our shareholders to sell their securities in the secondary market.

Offers or availability for sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

The ability of our stockholders, including those named as selling security holders in this prospectus, to sell substantial amounts of our common stock in the public market creates a circumstance commonly referred to as an “overhang” and in anticipation of significant sales the market price of our common stock could fall. The existence of an overhang, whether or not sales have occurred or are occurring, also could make it more difficult for us to raise additional financing through the sale of equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate. Certain of the shares of our common stock issued to the selling security holders upon consummation of the Merger were placed into escrow, to be released back to them if the trading price of our common stock equals or exceeds various prices between $20.00 and $30.50, at various times between the first and fifth anniversaries of March 31, 2009, which is the date the Merger closed. Following such date, all of those shares will become freely tradable, subject to securities laws.

FORWARD-LOOKING STATEMENTS

We believe that some of the information in this prospectus constitutes forward-looking statements within the definition of the Private Securities Litigation Reform Act of 1995. You can identify these statements by forward-looking words such as “may,” “expect,” “anticipate,” “contemplate,” “believe,” “estimate,” “intends” and “continue” or similar words. You should read statements that contain these words carefully because they discuss future expectations, contain projections of future results of operations or financial condition; or state other “forward-looking” information.

We believe it is important to communicate our expectations to our stockholders. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors and cautionary language contained in the prospectus provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by us in such forward-looking statements, including among other things:

•	expectations regarding our growth potential;

•	our financial performance;

•	slower than expected development of the telematics industry or any event that causes telematics to be less attractive to consumers;

•	the loss of our strategic relationship with Mercedes-Benz;

•	the uncertainties regarding the financial stability U.S. automakers and the effects of government intervention in the automotive industry;

•	an inability to enter into a strategic relationship with additional automakers, thereby limiting our growth potential;

•	the introduction and proliferation of competitive products;

•	changes in technology;

•	an inability to achieve or sustain profitability;

•	difficulties with delays or quality control with our primary vendors;

•	failure to implement our short- or long-term growth strategies;

•	the cost of retaining and recruiting our key personnel or the loss of such key personnel;

•	risks associated with the expansion of our business in size and geography;

•	operational risk;

•	geopolitical events and regulatory changes;

•	changing interpretations of generally accepted accounting principles (“GAAP”);

•	general economic conditions;

•	a continued downturn in the automotive industry; and

•	litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on our resources.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus.

All forward-looking statements included herein are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, we undertake no obligations to update these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

You should be aware that the occurrence of the events described in the “Risk Factors” section of this prospectus could have a material adverse effect on us.

DILUTION

We are not offering or selling any of the shares of common stock in this offering. All of the offered shares of our common stock are held by selling security holders and, accordingly, no dilution will result from the sale of the securities.

MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

From January 14, 2008 to April 1, 2009, our common stock was quoted on the NYSE Amex (formerly the NYSE Alternext US) under the trading symbol “TKP” and then under the symbol “HTC” from April 2, 2009 until June 5, 2009. Since June 8, 2009, our common stock has been quoted on the OTC Bulletin Board under the trading symbol “HUTC.” The quotations reflect inter-dealer prices, without retail mark-ups, mark-downs, or commissions and may not necessarily represent actual transactions.

The closing price of our common stock on the OTC Bulletin Board on February 11, 2010 was $2.94 per share.

The following table sets forth the range of high and low sales prices as reported on the OTC Bulletin Board for the period indicated:

	Sales Price
	High	Low
Year Ended December 31, 2010
Quarter ended March 31, 2010 (through February 11, 2010)	$3.49	$2.94

Year Ended December 31, 2009
Quarter ended June 30, 2009 (June 8, 2009 through June 30, 2009)	$7.50	$4.00
Quarter ended September 30, 2009	5.50	2.75
Quarter ended December 31, 2009	6.15	2.76

The following table sets forth the range of high and low sales prices as reported on the NYSE Amex for the periods indicated:

	Sales Price
	High	Low
Year Ended December 31, 2009
Quarter ended March 31, 2009	$9.59	$8.78
Quarter ended June 30, 2009 (through June 5, 2009)	8.04	3.44

	Sales Price
	High	Low
Year Ended December 31, 2008
Quarter ended March 31, 2008 (from January 14, 2008)	$9.15	$9.02
Quarter ended June 30, 2008	9.64	9.04
Quarter ended September 30, 2008	9.60	9.10
Quarter ended December 31, 2008	9.15	8.15

Holders

As of February 11, 2010, an aggregate of 87,087,624 shares of our common stock were issued and outstanding and were owned by approximately 234 stockholders of record, based on information provided by our transfer agent.

Dividends

We have never declared cash dividends on our common stock, nor do we anticipate paying any dividends on our common stock in the future. Further, we are significantly limited in the amount of dividends we can pay by the terms of our senior secured term indebtedness.

Rule 144

A total of approximately 13.4 million shares of our common stock (excluding earn-out shares) presently outstanding and not being registered for resale under this prospectus or are otherwise included in a prospectus in an effective registration statement, are deemed to be “restricted securities” as defined by Rule 144 under the Securities Act, of which approximately 345,000 shares are held by non-affiliates. Rule 144 is the common means for a stockholder to resell restricted securities and for affiliates, to sell their securities, either restricted on non restricted (control) shares. Rule 144 has been amended by the SEC, effective February 15, 2008.

Under the amended Rule 144, an affiliate of a company filing reports under the Exchange Act who has held their shares for more than six months, may sell in any three-month period an amount of shares that does not exceed the greater of:

•	the average weekly trading volume in the common stock, as reported through the automated quotation system of a registered securities association, during the four calendar weeks preceding such sale, or

•	1% of the shares then outstanding.

Sales by affiliates under Rule 144 are also subject to certain requirements as to the manner of sale, filing appropriate notice and the availability of current public information about the issuer.

A non-affiliate stockholder of a reporting company who has held their shares for more than six months, may make unlimited resales under Rule 144, provided only that the issuer has available current public information about itself. After a one-year holding period, a non-affiliate may make unlimited sales with no other requirements or limitations.

An important exception to the availability of the amended Rule 144 is that Rule 144 is not available for either a reporting or non-reporting shell company, unless the company:

•	has ceased to be a shell company;

•	is subject to the Exchange Act reporting obligations;

•	has filed all required Exchange Act reports during the preceding twelve months; and

•	at least one year has elapsed from the time the company filed with the SEC, current Form 10 type information reflecting its status as an entity that is not a shell company.

Following our acquisition of Old HTI, we ceased to be a shell company. On April 6, 2009, we filed with the SEC a Form 8-K current report that included comprehensive information that reflects that we are no longer a shell company. Accordingly, our stockholders may not avail themselves to Rule 144 until April 7, 2010.

We cannot predict the effect any future sales under Rule 144 may have on the market price of our common stock, if a market for our shares develops, but such sales may have a substantial depressing effect on such market price.

USE OF PROCEEDS

We will not receive any proceeds from the sales of shares of common stock or warrants by the selling security holders. However, we will receive proceeds from the exercise of the warrants in the event that any warrants are properly exercised for cash. Any such proceeds will be used for working capital. All net proceeds from sales of shares of common stock issuable upon exercise of the warrants will be received by those persons selling such shares and not us.

PLAN OF DISTRIBUTION

We are registering the 10,598,667 shares of common stock, including 4,500,000 shares of common stock issuable upon exercise of the warrants and the warrants on behalf of the selling security holders. As used in this prospectus, the term “selling security holders” includes pledgees, transferees or other successors-in-interest selling shares received from the selling security holders as pledgors, assignees, borrowers or in connection with other non-sale-related transfers after the date of this prospectus. This prospectus may also be used by transferees of the selling security holders, including broker-dealers or other transferees who borrow or purchase the shares to settle or close out short sales of shares of common stock. Selling security holders will act independently of us in making decisions with respect to the timing, manner and size of each sale or non-sale related transfer. We will not receive any of the proceeds from sales by the selling security holders.

We expect that the selling security holders will sell their shares primarily through sales on the OTC Bulletin Board or any other stock exchange, market or trading facility on which our shares are traded or in private transactions. We expect that the warrants may be sold on any stock exchange, market or trading facility on which our warrants are traded or in private transactions. Sales of our common stock, including the shares of common stock underlying the warrants, and the warrants may be made at fixed or negotiated prices, and may be effected by means of one or more of the following transactions, which may involve cross or block transactions:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales;

•	transactions in which broker-dealers may agree with one or more selling security holders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

•	a combination of any of the above or any other method permitted pursuant to applicable law.

The selling security holders will have the sole discretion not to accept any purchase offer or make any sale of their shares or warrants if they deem the purchase price to be unsatisfactory at a particular time. To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution.

Broker-dealers engaged by selling security holders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holders or, if any broker-dealer acts as agent for the purchase of shares, from the purchaser, in amounts to be negotiated. Selling security holders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

In connection with sales of common stock or warrants, or interests therein, selling security holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. Selling security holders may also engage in short sales, puts and calls or other transactions in our securities or derivatives of our securities and may sell and deliver shares in connection with these transactions.

Selling security holders and broker-dealers or agents involved in an arrangement to sell any of the offered shares may, under certain circumstances, be deemed to be “underwriters” with respect to securities they sell within the meaning of the Securities Act. Any profit on such sales and any discount, commission, concession or other compensation received by any such underwriter, broker-dealer or agent, may be deemed an underwriting discount and commission under the Exchange Act. No selling security holder has informed us that they have an agreement or understanding, directly or indirectly, with any person to distribute the common stock or warrants. If a selling security holder should notify us that they have a material arrangement with a broker-dealer for the resale of their shares or warrants, we would be required to amend the registration statement of which this prospectus forms a part, and file a prospectus supplement to describe the agreement between the selling security holder and broker-dealer or agent, provide required information regarding the plan of distribution, and otherwise revise the disclosure in this prospectus as needed. We would also file the agreement between the selling security holder and the broker-dealer as an exhibit to the post-effective amendment to the registration statement.

We have agreed to pay all fees and expenses incurred by us incident to the registration of our common stock and warrants, including SEC filing fees. Each selling security holder will be responsible for all costs and expenses in connection with the sale of their shares of common stock or warrants, including brokerage commissions or dealer discounts. Selling security holders will be indemnified by us against certain losses, claims, damages and liabilities, including certain liabilities under the Securities Act.

There can be no assurance that the selling security holders will sell any or all of the shares of common stock, warrants or shares of common stock underlying the warrants registered pursuant to the registration statement of which this prospectus forms a part.

Selling security holders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of common stock or warrants by them. The foregoing may affect the marketability of such securities. To comply with the securities laws of certain jurisdictions, if applicable, the common stock and warrants will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers.

Selling security holders and other persons participating in the sale or distribution of the shares or warrants offered hereby, will be subject to applicable provisions of the Exchange Act and rules and regulations promulgated thereunder, including, without limitation, Regulation M. With certain exceptions, Regulation M restricts certain activities of, and limits the timing of purchases and sales of any of the shares or warrants by, selling security holders, affiliated purchasers and any broker-dealer or other person who participates in the sale or distribution. Under Regulation M, these persons are precluded from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security subject to the distribution until the distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of these limitations may affect the marketability of the shares and warrants offered by this prospectus.

To our knowledge, no selling security holder is a broker-dealer or an affiliate of a broker-dealer.

SELLING SECURITY HOLDERS

Pursuant to the registration rights agreement executed in connection with the private placement that we completed on December 28, 2009, we have filed with the SEC a registration statement on Form S-1, of which this prospectus forms a part, under the Securities Act to register the shares of common stock offered by certain of the selling security holders, as well as shares of common stock and warrants acquired by our initial stockholders pursuant to our agreement with them. See “Description of Securities—Shareholders’ Agreement” and “—Registration Rights Agreement.” Up to 10,598,667 shares of our common stock, including 4,500,000 shares of our common stock issuable upon exercise of the warrants and the warrants are being offered by this prospectus, all of which are being registered for sale for the accounts of the selling security holders. The shares of common stock and warrants are being registered to permit public sales of the shares, and the selling security holders may offer the shares and warrants for resale from time to time pursuant to this prospectus. The selling security holders may also sell, transfer or otherwise dispose of all or a portion of their shares or warrants in transactions exempt from the registration requirements of the Securities Act or pursuant to another effective registration statement covering those shares. The warrants have not been exercised by the selling security holders. We may from time to time include additional selling security holders in amendments to this prospectus.

In connection with the Merger, on March 31, 2009, we entered into an escrow agreement (the “Escrow Agreement”), with Communications LLC in its capacity as representative of the holders of shares of Old HTI common stock, the “Escrow Representative”), Trivergance, LLC (“Trivergance” and, and in its capacity as representative of the our initial stockholders, the “Sponsor Representative”) and Continental Stock Transfer & Trust Company (in its capacity as escrow agent, the “Escrow Agent”). Communications LLC is an affiliate of Apollo. As of the date hereof, 58,498,131 shares of common stock, including 1,250,000 shares held by the selling security holders, are held in escrow subject to the terms of the Escrow Agreement, pending the satisfaction of certain earn-out targets and to satisfy certain possible indemnification claims. The table below sets forth certain information regarding the selling security holders and the shares of our common stock offered by them in this prospectus. For the purposes of the shares being registered hereby, we have assumed that all of the earn-out targets in the Escrow Agreement are met, no indemnification claims are made and all of the earn-out shares are released to the selling security holders. However, shares that were issued into escrow are subject to the applicable earn-out target and certain shares may be forfeited as a result of indemnification claims. Until the escrowed shares are released from escrow, they cannot be sold by the selling security holders.

Because each selling security holder may offer all, some or none of the shares it holds, no definitive estimate as to the number of shares that will be held by each selling security holder after the offering can be provided. The following table has been prepared on the assumption that all shares, including shares issuable upon exercise of the warrants, offered under this prospectus will be sold to parties unaffiliated with the selling security holders. The selling security holders have not had a material relationship with us within the past three years other than as described in the footnotes to the table below or as a result of their acquisition of our shares or other securities. To our knowledge, none of the selling security holders is a broker-dealer or an affiliate of a broker-dealer.

Beneficial ownership is determined in accordance with the rules of the SEC. Each selling security holder’s percentage of ownership of our outstanding shares in the table below is based upon 87,087,624 shares of common stock outstanding as of February 11, 2010.

	Ownership Before Offering				After Offering(1)
Selling Security Holder	Number of Shares Owned (Including Earn-out Shares)	Number of Shares Owned (Excluding Earn-out Shares)	Number of Shares Issuable Upon Exercise of Warrants Being Registered	Number of Shares Being Registered	Number of Shares Owned After Offering	Percentage After Offering
PAR Investment Partners L.P.(2)	1,666,667	1,666,667	—	1,666,667	—	0.0%
Wellington Trust Company National Association Multiple Common Trust Funds Trust, Global Select Capital Appreciation Portfolio (Nominee: FINWELL & CO)(3)	84,700	84,700	—	84,700	—	0.0%
JPMorgan Chase Retirement Plan (Nominee: KANE & CO)(3)	18,000	18,000	—	18,000	—	0.0%
NCR Pension Trust (Nominee: BOOTH & CO)(3)	54,700	54,700	—	54,700	—	0.0%
Quissett Investors (Bermuda) L.P.(3)	446,900	446,900	—	446,900	—	0.0%
Wellington Management Portfolios (Luxembourg)—Global Select Capital Appreciation Equity Portfolio (Nominee: Wellington Management Portfolios (Luxembourg)—Global Select Capital Appreciation Equity Portfolio c/o BBH & CO)(3)	12,500	12,500	—	12,500	—	0.0%
Quissett Partners, L.P.(3)	233,200	233,200	—	12,500	—	0.0%
Byron Business Ventures XX, LLC(4)	1,337,261	762,343	900,000	1,854,318	382,943	0.4%
Praesumo Partners, LLC(5)	1,301,261	726,343	900,000	1,854,318	346,943	0.4%
Moore Holdings, LLC(6)	227,846	148,335	360,000	587,846	—	0.0%
Vinco Vincere Vici Victum LLC(7)	166,929	108,676	—	166,929	—	0.0%
David F. Palmer(8)	166,929	108,676	—	166,929	—	0.0%
Meritage Farms LLC(9)	109,643	71,381	180,000	289,643	—	0.0%
Cloobeck Companies, LLC(10)	57,312	37,312	180,000	237,312	—	0.0%
Granite Creek Partners, L.L.C.(11)	461,800	348,618	108,000	166,807	402,993	0.5%
Roxbury Capital Group LLC Incentive Savings Plan(12)	41,612	27,091	54,000	95,612	—	0.0%
Hartz Capital Investments, LLC(13)	701,504	456,702	1,500,000	2,201,504	—	0.0%
Odessa LLC(14)	142,782	92,956	318,000	460,782	—	0.0%

(1)	Represents the amount of shares that will be held by the selling security holders after completion of this offering based on the assumptions that (a) all shares, including shares issuable upon exercise of the warrants, registered for sale by the registration statement of which this prospectus forms part will be sold and (b) that no other shares of our common stock are acquired or sold by the selling security holders prior to completion of this offering. However, the selling security holders may sell all, some or none of the shares and warrants offered pursuant to this prospectus and may sell other shares of our common stock or warrants that they may own pursuant to another registration statement under the Securities Act or sell some or all of their shares or warrants pursuant to an exemption from the registration provisions of the Securities Act, including under Rule 144.
(2)

The principal business of PAR Investment Partners, L.P. (“PAR Investment Partners”) is that of a private investment partnership engaging in the purchase and sale of securities for its own account. The sole general partner of PAR Investment Partners is PAR Group, L.P. (“PAR Group”). The principal business of PAR Group is to act as the general partner of PAR Investment Partners. PAR Capital Management, Inc. (“PAR Capital Management”) is the sole general partner of PAR Group. The principal business of PAR Capital Management is to act as the general partner of PAR Group. The business address of each of PAR Investment Partners, PAR Group and PAR Capital Management is One International Place, Suite 2401, Boston, MA 02110. Paul A. Reeder, III is the President and sole director of PAR Capital Management and each of Frederick S. Downs, Jr., Arthur G. Epker, III and Edward L. Shapiro is a Vice President of PAR Capital Management. The business address of each of Mr. Reeder, Mr. Downs, Mr. Epker, and Mr. Shapiro is One International Place, Suite 2401, Boston, MA 02110.

(3)	Wellington Management Company, LLP (“Wellington Management”) is the investment adviser for Wellington Trust Company National Association Multiple Common Trust Funds Trust, Global Select Capital Appreciation Portfolio; JPMorgan Chase Retirement Plan; NCR Pension Trust; Quissett Investors (Bermuda) L.P.; Wellington Management Portfolios (Luxembourg)—Global Select Capital Appreciation Equity Portfolio; and Quissett Partners, L.P. Wellington Management is an investment adviser registered under the Investment Advisers Act of 1940, as amended. Wellington Management, in such capacity, may be deemed to share beneficial ownership over the shares held by its client accounts. The business address of Wellington Management Company, LLP is 75 State Street, Boston, MA 02109.
(4)	Byron Business Ventures XX, LLC is an entity controlled by Marc V. Byron. Includes 346,943 shares of common stock, 241,893 of which are earn-out shares, held by Trivergance an entity that is controlled by Mr. Byron and Lowell D. Kraff, and 36,000 shares of restricted common stock granted to Mr. Byron under the 2009 Plan. The business address of Byron Business Ventures XX, LLC is 2200 Fletcher Avenue, 4th Floor, Fort Lee, NJ 07024.
(5)	Praesumo Partners, LLC is an entity controlled by Lowell D. Kraff. Includes 346,943 shares of common stock, 241,893 of which are earn-out shares, held by Trivergance an entity that is controlled by Mr. Kraff and Mr. Byron. The business address of Praesumo Partners, LLC is 2200 Fletcher Avenue, 4th Floor, Fort Lee, NJ 07024.
(6)	Moore Holdings, LLC is an entity controlled by David L. Moore. The business address of Moore Holdings, LLC is 280 Park Avenue, 22nd Floor, New York, NY 10017.
(7)	Vinco Vincere Vici Victum LLC is an entity controlled by Jerry Stone. The business address of Vinco Vincere Vici Victum LLC is 2200 Fletcher Avenue, 4th Floor, Fort Lee, NJ 07024.
(8)	The address of Mr. Palmer is 2200 Fletcher Avenue, 4th Floor, Fort Lee, NJ 07024.
(9)	Meritage Farms LLC is an entity controlled by Walter McLallen. The business address of Meritage Farms LLC is 1186 Route 27A, Ancram, NY 12502.
(10)	Cloobeck Companies, LLC is an entity controlled by Stephen J. Cloobeck, as manager. The business address of Cloobeck Companies, LLC is 3745 Las Vegas Boulevard South, Las Vegas, NV 89109.
(11)	Includes 402,993 shares of common stock, 310,333 of which are earn-out shares, held by Granite Creek FlexCap I, L.P. (“GCFC”), but which are not being offered for sale pursuant to this prospectus. Granite Creek Partners, L.L.C. (“GCP LLC”) is the Manager of GCFC. Granite Creek GP FlexCap I, L.L.C. is the General Partner of the GCFC. Brian Boorstein, Peter Lehman and Mark Radzik are the sole Managing Members of GCP LLC and as such may be deemed to exercise the voting and/or dispositive powers with respect to the shares owned by the GCFC and GCP LLC. The business address of GCP LLC is 222 W. Adams Street, Suite 1980, Chicago, IL 60606.
(12)

Roxbury Capital Group LLC Incentive Savings Plan is an entity controlled by Stuart I. Oran who is its sole trustee and beneficiary. The business address of Roxbury Capital Group LLC is 127 East 64th Street, New York, NY 10065.

(13)	Hartz Capital, Inc., which is the sole manager of Hartz Capital Investments, LLC and Edward J. Stern, Ronald J. Banes and Jonathan B. Schnidel, in their capacity as officers of Hartz Capital, Inc, share voting and investment control over the common stock held by Hartz Capital Investments, LLC. Leonard N. Stern is the controlling shareholder of Hartz Capital, Inc. The business address of Hartz Capital Investments, LLC is c/o Hartz Capital, Inc. is 400 Plaza Drive, Secaucus, New Jersey 07094.
(14)	Odessa, LLC is an entity controlled by Paul Orlin, Alex Porter and Roger Harris. The business address of Odessa, LLC is 666 5th Avenue, Suite 3403, New York, NY 10103.

BUSINESS

We are a telematics services company that provides a suite of real-time voice and data communications services and applications for use in vehicles and is developing additional applications for use within and outside of the automotive industry. These services are enabled through a state-of-the-art communications center designed and built to connect various mobile devices with content, services and call centers. Our system architecture enables us to manage the integration of these components and the associated service delivery in an efficient manner, allowing us to adopt and implement new technologies and services quickly.

Within the automotive industry, our communications center allows for two way voice and data communications to the vehicle and supports, among other things, critical safety and security services as well as location-based based services and remote diagnostics. Since November 16, 2009, we have been the exclusive telematics service provider in the United States for all new vehicles sold by Mercedes-Benz as well as the preferred provider of telematics services for all Mercedes-Benz vehicles purchased prior to November 16, 2008. These services are marketed under the mbrace TM brand and are enabled through a factory-installed hardware device on Mercedes-Benz vehicles. In addition, our in-DriveTM product offers services to consumers or other third parties through an aftermarket hardware device that we have developed and which we intend to distribute through relationships with companies and organizations with large customer bases for installation in existing vehicles. Through Networkfleet, Inc., our wholly-owned subsidiary, we currently offer remote vehicle monitoring and other data services to support owners and operators of fleets of vehicles.

From our inception through the nine months ended September 30, 2009, all of our revenues were earned through the sale of Networkfleet’s products and services. For the nine months ended September 30, 2009 and the year ended December 31, 2008, Networkfleet generated revenues of approximately $24.6 million and $30.3 million, respectively. Although Networkfleet has been our primary source of revenue to date, we expect to derive our revenue increasingly from the telematics services provided to Mercedes-Benz vehicles, vehicles manufactured by automakers to whom we are currently marketing our services and vehicles which will have our in-DriveTM aftermarket hardware device installed. We expect a significant portion of our future revenues to be generated from subscriptions for consumer service offerings, as well as from transaction or pre-paid package fees, automaker and dealer service offerings and from strategic relationships with third parties, who are expected to develop applications for our services and product offerings.

On March 31, 2009, pursuant to the terms of the Merger Agreement, Old HTI, a privately held company, and Polaris, a publicly held blank check company, consummated the Merger whereby Old HTI merged with and into a wholly owned direct subsidiary of Polaris with Old HTI as the surviving corporation, and immediately thereafter, Old HTI merged with and into Polaris, with Polaris as the surviving corporation. In connection with the Merger, Polaris changed its name from “Polaris Acquisition Corp.” to “HUGHES Telematics, Inc.”

Automotive Service Offerings

We offer a comprehensive set of services that can be tailored to meet the needs of our customers and partners. Many of these services are being offered today through our relationship with Mercedes-Benz, while others are in the developmental stage.

Safety and Security—The safety and security features utilize certified emergency response specialists and the most accurate and up-to-date public safety answering point location data to provide peace of mind to a driver and other family members.

Services Offered or Under Development Include:

•   Automatic collision notification

•   SOS/Emergency calling

•   Roadside assistance

•   Stolen vehicle tracking

•   Automatic alarm notification

•   Emergency/Crisis Management

Navigation—The navigation services leverage vehicle connectivity to offer unique combinations of off-board and onboard services to more effectively route a driver to a destination.	Services Offered or Under Development Include: • Voice-delivered turn-by-turn directions • Destination downloads • Location-based traffic • Preferred daily route • Traffic camera monitoring
Convenience—The convenience services are designed to provide customers with an enhanced ownership experience and assistance with vehicle interaction.

Services Offered or Under Development Include:

•  Remote door lock or remote door unlock

•  Vehicle/Family locate™

•  Geo-fencing (proximity alert)

•  Usage-based insurance

•  Concierge

•  Voice to email and voice to text messaging

•  Flash lights or sound horn

•  Location-based weather reports

•  Dealer connect

•  Internet connectivity

Diagnostics—The diagnostics services allow customers to proactively manage the maintenance of their vehicles, saving time and money.

Services Offered or Under Development Include:

•  Automatic maintenance reminder

•  Recall notifications

•  Remote emissions monitoring

•  Interactive user manual

•  Diagnostic emails

•  Diagnostic code monitoring

Infotainment—Infotainment (information and entertainment) services provides access to music and personal information on demand.

Services Offered or Under Development Include:

•  Local information

•  Buy and download music

•  Song tagging and purchase

•  Internet radio

•  Stock prices

•  Sports scores

•  RSS feed

•  News

•  Fuel prices

•  Movie listings

•  Social networking

System Architecture as Differentiator

Our system architecture provides the ability to connect multiple devices, content, and services from different providers and seamlessly manage the integration and service delivery resulting in a consistent customer experience. Our state-of-the-art communications center consists of a redundant pair of network operation centers, containing the hardware and associated applications, telephony and data network connections necessary to interface with mobile devices via the wireless carrier network. An integrated suite of enterprise class applications and proprietary solutions have been configured to provide a robust, customizable platform to allow automakers and other future customers the ability to create customized service offerings that enhance and extend their brands. Our systems have been built and configured for rapid scalability using open standards to offer flexibility while contributing to overall stability. This architecture allows us to adapt to new technologies quickly within the automotive industry, as well as allow us to expand our service offerings to other industries. Due to the public safety nature of many of our offerings, high availability of our systems is a primary requirement. Redundancy, fail-over and disaster recovery has been considered as each element (hardware, software and telecommunication) was designed and built.

Three characteristics differentiate our system architecture from others in the telematics industry. First, the system flexibility to integrate almost any device, content, or service provider is highly valued by automotive manufacturers and is not a capability offered by any other telematics service provider. Second, the architecture was developed to rigorous safety and security standards and is therefore designed to be highly reliable and able to deliver the most demanding mission critical services and content. Finally, the system is capable of supporting millions of subscribers across multiple industries using multiple languages and currencies.

Mercedes-Benz mbraceTM

On November 16, 2009, we launched our first automotive manufacturer service offering with Mercedes-Benz. This service offering is marketed by Mercedes-Benz under the mbraceTM brand. Mercedes-Benz mbraceTM brings connectivity to Mercedes-Benz drivers and begins the process of allowing them to customize their in-vehicle experiences to fit their daily needs. Through mbraceTM, we offer eighteen features aggregated in the categories of safety and security, navigation and destination planning and convenience. The services can be accessed quickly and easily from within the vehicle or from any computer through a personalized web portal. Additionally, with the launch of mbraceTM, we introduced the automotive industry’s first connected mobile application allowing consumers to use several convenience features like vehicle locate and door lock/unlock from certain smartphones. We continue to work with Mercedes-Benz to expand the mbraceTM service offering and expect to launch additional features in 2010 and beyond.

in-DriveTM

We have leveraged our patent portfolio and technology infrastructure to create an aftermarket solution for consumers that we are marketing under the in-DriveTM brand. The in-DriveTM solution includes self-installed and dealer-installed hardware options, each designed to operate with our core system architecture. The features of the hardware device are fully programmable, and the software can be updated over-the-air to add incremental functionality. In the second quarter of 2009, we launched a pilot program with a large United States company and expect to launch pilot programs with additional organizations in the first quarter of 2010. Through in-DriveTM, we intend to offer a broad range of service offerings including:

•	Usage-based insurance

•	Vehicle diagnostics

•	Family locating

•	Emergency calling

•	Two-way voice communications

•	Driving behavior analysis

•	Stolen vehicle location assistance

Networkfleet

Through Networkfleet, we currently provide fleet operators with a vehicle management solution that includes remote vehicle monitoring and other data services through our aftermarket hardware installed on existing vehicles. We acquired Networkfleet in August 2006 for approximately $24.7 million in cash and an earn-out potential of an additional $1.6 million if certain sales targets are met in 2010. Networkfleet provides a fleet management solution which includes an easy-to-use automatic vehicle location and remote vehicle diagnostics system and is targeted to the approximately 20 million small and middle market commercial fleet customers operating throughout North America. Networkfleet allows fleet managers to monitor driver performance for unauthorized/unsafe usage, as well as data such as current location, fuel consumption, mileage, emission compliance status and actual driving speed through custom mapping and reporting. For the nine months ended September 30, 2009 and the year ended December 31, 2008, Networkfleet generated revenues of approximately $24.6 million and $30.3 million, respectively.

Industry

Introduction

Since the mid-1990’s in the United States, consumer awareness and demand have grown dramatically for in-car safety and security applications, navigation systems, diagnostics capabilities and various forms of infotainment integration. The demand for telematics has risen steadily over the past few years as a result of several factors in addition to growing consumer demand. Vehicle manufacturers are looking for solutions that provide connectivity to the car for diagnostics, inventory tracking and the eventual need to update the on-board computers. Regulatory agencies are placing more emphasis on diagnostics, emissions and traffic-based navigation solutions, each of which are significantly enhanced with telematics services. And finally, manufacturers see telematics as an opportunity to innovate new services within the vehicle on a frequent basis without having to deploy new hardware or physically touch the car. With a connected solution, vehicles can be updated with new services and content remotely allowing for continuous innovation unlike the current three to five year lifecycle of feature introductions present in the automotive industry today.

With domestic automakers increasingly seeking value-added services to attract car buyers, in-vehicle telematics solutions have been moving from a premium service in limited luxury models to a standard feature found in many vehicles. Industry analysts, iSuppli Corporation (“iSuppli”), estimates that, in 2009, 30% of vehicles sold in the United States and 20% of vehicles sold globally had an embedded telematics device installed. ABI Research predicts that telematics capabilities will be standard in every vehicle by 2015, iSuppli estimates that, in 2009, close to 20 million factory-installed and aftermarket telematics hardware devices were sold worldwide, a figure expected to increase to over 80 million in 2016. The United States market, with an estimated 60% of the world’s telematics users, is expected to grow at a compound annual growth rate of 17% as demand for telematics technology and services increases.

Competitive Landscape

Telematics service providers compete directly for long-term telematics services relationships with automakers. Some of these solutions interface with “embedded,” or factory-installed, devices in the vehicle while others involve aftermarket products, such as personal navigation devices (“PNDs”) or tethered connectivity through a smartphone. As a general rule, factory-installed solutions offer a wider range of services given the integration within the vehicle but either solution can be engineered to leverage our architecture, content and services. Other parties, such as wireless phone and other handheld device providers, offer limited services and products that partially overlap with the services provided by telematics companies. We believe that we have a competitive advantage with our ability to leverage our architecture across either embedded or aftermarket devices and remain hardware agnostic.

Telematics Service Providers

Telematics service providers in the United States include OnStar, Wireless Car, and Cross-Country/ATX. Of these telematics service providers, OnStar, a wholly-owned subsidiary of General Motors, is the most well- known telematics services provider in the United States, surpassing 5.5 million subscribers in 2008. OnStar focuses its service offerings around safety and security applications, including roadside assistance, emergency help following an airbag deployment and stolen vehicle tracking. OnStar has also introduced additional services, such as stolen vehicle slow-down and remote vehicle diagnostics.

Although OnStar offers similar services to ours, it largely offers its services only to owners and lessors of vehicles sold by General Motors and therefore has not historically competed directly with us for telematics services contracts from other automakers. In press reports OnStar executives have indicated that OnStar is exploring offering its services to other vehicle manufacturers. Management views OnStar’s recent success as supportive of the broader telematics market. OnStar’s success has increased consumer awareness and appreciation of telematics services and illustrates the consumer’s willingness to pay monthly subscription fees for the services provided. Additionally, General Motors has been vocal about the internal benefits OnStar provides the General Motors engineering teams, resulting in significant annual savings, and thereby encouraging other automakers to consider adding telematics capabilities to their vehicles. OnStar’s advertising support for its solutions has produced almost 100% recognition of the OnStar brand among new car buyers in the United States.

ATX Group, which was acquired by Cross County in 2008, currently provides services to Toyota, BMW, Mercedes-Benz (vehicles sold in the United States prior to November 16, 2009 or in Canada), PSA Peugeot Citroen and Rolls-Royce Motor Cars. Mercedes-Benz terminated its contract with ATX Group, effective on November 15, 2009. Starting on November 16, 2009, we became the provider to all new Mercedes-Benz vehicles manufactured for the United States market and Mercedes-Benz’s provider of choice for all Tele Aid customers who purchased their vehicle prior to November 16, 2008.

Aftermarket Fleet Telematics Service Providers

There are over 75 aftermarket telematics suppliers that provide GPS tracking capabilities for fleets of vehicles. The market is segmented based on the type of fleet and the type of functionality required. These segments include, among others, long-haul trucking, service vehicles, municipalities, construction, school bus and emergency service vehicles. The suppliers range from Qualcomm, which is a major supplier to long haul truck fleets, to numerous small suppliers with simple web applications and no intellectual property. Networkfleet is one of the largest suppliers that serve the broad local fleet market which includes cars, light-duty trucks and heavy-duty trucks. In the light-duty vehicle fleets, Networkfleet is the only supplier with patented diagnostic capabilities in addition to vehicle location. Our major competitors for aftermarket fleet telematics services are Trimble Mobile Resource Management, Fleetmatics, Discrete Wireless and Teletrac.

Overlapping Services and/or Products

Various services and/or products overlap and consequently indirectly compete with telematics services. Such services and/or products include connected navigation systems, mobile communications, such as cellular telephones and PDAs, and providers of factory-installed, in-vehicle communications and entertainment systems.

Services

We plan to offer a comprehensive suite of service applications that will allow us and third parties with which we have strategic relationships to achieve market differentiations. We plan to offer consumer services directly to end-user consumers and to fleet operators, automakers, dealers, the insurance industry, location-based advertisers and users of traffic probe data through our enterprise services offerings.

Consumer Service Offerings

We intend to offer five categories of consumer service offerings: safety and security, navigation, convenience, diagnostics and infotainment. We launched our initial consumer service offering on November 16, 2009 with safety and security applications, including automatic crash notification, emergency calling, stolen vehicle location assistance and remote door unlock/lock as the core service set. Our current consumer service offering also includes both premium services such as voice delivered traffic information, point of interest and destination downloads into navigation units, and concierge services, as well as a mobile application for iPhones and certain other smartphones that enables subscribers, through their smartphones to unlock/unlock their vehicle doors, locate their vehicle, manage their mbraceTM account, contact Mercedes-Benz roadside assistance and view the contact information for their preferred dealers, among other things. Additional consumer services are being actively developed by us or our strategic partners and are expected to launch 12 to 24 months after the launch of the initial consumer service.

Safety and Security. Our products are anchored by traditional safety and security features, including automatic crash notification, emergency calling, stolen vehicle location assistance, roadside assistance, tripped alarm notification, emergency messaging and emergency management.

Through an emergency call relay center operated by our strategic partner, Intrado Inc., we utilize trained emergency response specialists that are certified by the Association of Public-Safety Communications Officials and National Emergency Number Association and have direct public safety experience as firefighters, emergency medical technicians or police officers. Through our relationship with Intrado, our emergency call relay centers use the most accurate and up-to-date Public Safety Answering Point location data and customer calls are prioritized within the 9-1-1 system at a high level.

Navigation. We plan to leverage our vehicle connectivity to offer unique combinations of off board server-based and vehicle-based services, including the integration of real-time traffic data, a comprehensive list of up-to-date points of interest, dynamic maps and scenic descriptions. To complement traditional navigation features such as turn-by-turn directions, we envision creating several personalized navigation features to enhance the customer navigation experience such as geo-tagging and preferred daily routes. Users of our navigation service are expected to have access to various techniques to input their destination, including voice recognition and use of our and other third parties’ web portals for sending directions to the vehicle.

Convenience. Our convenience services are being designed to provide the vehicle owner an enhanced ownership experience and assistance in interacting with his or her vehicle. These services are expected to include conversational voice recognition, personal calling using the embedded cellular phone, Bluetooth enabled hands-free calling, hands-free audible e-mail, family locate/geo-fencing and access to 24-hour concierge services, a service which we have launched.

Diagnostics. Our diagnostics services are planned to allow the vehicle owner to manage the maintenance and care of the vehicle proactively, saving time and money in the future. These services include systematic communications regarding status of vehicle systems, maintenance reminders, recall notifications, interactive user manuals, online diagnostic analysis, engine check emails and the ability for the vehicle owner to contact his or her preferred service location to schedule maintenance. In addition, we are working with regulators to develop a remote emissions program that would continuously check emissions metrics and notify the vehicle owner if the vehicle is not compliant, improving not only the “health” of the vehicle but also the environment. United States Environmental Protection Agency and Department of Energy figures indicate that as many as 10% of vehicles in the U.S. are out of compliance with emissions standards, suggesting that the potential benefits of achieving 100% compliance could result in annual saving of as much as 6 billion gallons of gasoline, or 300 million barrels of oil—equivalent to reducing U.S. consumption by as much as 4%. At today’s prices the cost savings exceed $20 billion per year as well as eliminating over 10 million tons of greenhouse gasses and pollutants, up to 10% of today’s North American pollution emissions. This service is offered on a limited basis today to Networkfleet’s fleet customers in California.

Infotainment. We plan to combine information and entertainment into a suite of services which provide access to customized and location-specific information, such as sports, weather, news, gas price, traffic information, media commerce and social networking. Via Bluetooth, a USB port or our web portal, we intend to allow a vehicle owner to synchronize data from an MP3 player, a PDA, cell phone or other similar device with the vehicle which allows for access to stored music, address books, calendars and email.

Enterprise Service Offerings

We currently expect to support enterprise offerings to six key categories of users: fleet operators, automakers, automotive dealerships, the insurance industry, location-based advertising and users of traffic probe data.

Fleet Operators. Through Networkfleet, we provide an aftermarket wireless fleet management solution, including an easy-to-use automatic vehicle location and remote vehicle diagnostics system. Networkfleet targets the North American local fleet market, a market of approximately 20 million commercial vehicles that is largely composed of small fleets and is highly elastic. Networkfleet’s main product allows fleet managers to cost effectively monitor driver performance for unauthorized/unsafe usage, as well as data such as current location, fuel consumption, mileage, emission status, and actual driving speed through custom mapping and reporting. Through our relationships with automakers to factory-install hardware devices in their vehicles, we expect to increase our penetration of the local fleet market by leveraging Networkfleet’s brand and expertise to sell similar services which can be activated over the air without the need for installation of aftermarket hardware.

Automakers. We believe that the value proposition to the automaker comes in many forms: product differentiation through innovative technology, connectivity to vehicles, remote quality and diagnostic capabilities and improved tools for better customer and vehicle management. We intend to work with our automaker partners to identify cost savings opportunities using real-time data collected from vehicles and by taking advantage of engineering synergies of integrating multiple components and functions into the telematics control unit. The collection of real-time diagnostic information from vehicles is considered by automakers to provide valuable insight on the performance of numerous vehicle systems and parts allowing the automaker to improve the quality of its vehicles more efficiently than is possible today. Furthermore, we provide connectivity with the vehicle’s local area network that supports communication among other vehicle control units (i.e., CAN bus systems), we expect to be able to support an automaker’s upgrade of vehicle software, avoiding costly recalls and without the consumer having to bring the vehicle into a dealership. We intend to also offer tools to maintain contact with the vehicle owner through our service offerings and web portal, which will help the automaker sustain its relationship with the customer following the lease or purchase of a vehicle.

Dealers. We intend to provide dealers with numerous revenue and cost savings opportunities. Using our location tracking assistance, dealers will be able to track their vehicle inventory and guard against theft, thus reducing insurance costs. Real-time diagnostic information is expected to enable dealers to be proactive in contacting vehicle owners, subject to a vehicle owner’s prior consent, regarding preventative maintenance before a more costly problem arises. Furthermore, dealers are expected to be able to manage the schedule of their service bays more efficiently as issues can be diagnosed prior to the arrival of the vehicle. Early diagnosis of problems also allows for more efficient parts inventory management as items necessary for upcoming maintenance requests can be ordered in advance. Also, similar to the automaker, dealers are expected to be able to leverage our access to the customer and communicate with the vehicle owner via our web portal.

Insurance Industry. The insurance industry has long considered usage-based or “pay as you drive” insurance as an area of promise. Today, several leading automotive insurance providers are developing products that offer dynamic rating as a function of the vehicle owner’s driving behavior incorporating characteristics such as miles driven, speed, sudden starts and stops, time of day and location. To this end, we have contracted with a leading automotive insurance company to assess, develop and test a usage-based insurance program. In the second quarter of 2009, we launched a pilot program with this insurance company using our in-DriveTM aftermarket hardware device. Since the launch, the pilot program has expanded to include more than 1,000 vehicles owned and operated by employees of the insurance company.

Location-Based Advertising. Through the vehicle’s navigation system, the driver can search for businesses, products or services in close proximity to the vehicle’s current location. We intend to form strategic relationships with an existing search engine provider to develop a paid advertising search model whereby businesses can target an already mobile consumer. We believe that point of interest searches from the vehicle should have a higher conversion rate than ordinary Internet searches. Point of interest searches should therefore command a premium over paid Internet search rates as a search from within a vehicle en route to a destination is more likely to result in an imminent purchase, as compared to mere browsing or research-focused activity from home. Other opportunities may be available for businesses to “push” advertisements or coupons to the vehicle based on vehicle owner preferences set on our web portal.

Traffic Probe Data Users. We believe that, through Networkfleet, we are currently one of the largest providers of real-time traffic probe data on the market today. Two of the leading traffic data aggregators currently purchase our probe data as an input for their real-time and predictive traffic information products offered nationwide. As our installed vehicle base grows, we expect to have the most accurate source and network of real-time GPS probe data on the market, greatly enhancing data collected via helicopters, government sensors or other secondary tools. We expect this data to be sold to third parties for their traffic products as well as be incorporated into our own navigation product.

Automaker Relationships

At present, nearly all automobile manufacturers selling vehicles in the United States are considering implementing, or have plans to implement, a telematics solution. The underlying factors driving this interest by automakers are emerging customer demand, the potential for product differentiation, and the awareness of numerous benefits to the automaker and its dealers in the form of cost savings and customer relationship tools – providing increased value to their customers through connected services well beyond those offered in the market today. We currently have a contract with Mercedes-Benz and had a similar contractual relationship with Old Chrysler until its bankruptcy. We are exploring opportunities with many of the other automakers serving the United States market, other than General Motors (the parent corporation of OnStar).

We are exploring not only consumer-based subscription models similar to Mercedes-Benz, but also models involving prepayments by automakers for certain applications for multiple years of service for many of its vehicles sold in the United States. We believe that these automakers also recognize the additional benefits of improved access to their customers and the potential cost savings through the collection of real-time vehicle performance data.

Mercedes-Benz Agreement

Telematics Services

Under our long-term agreement with Mercedes-Benz, we provide telematics services under the mbraceTM brand to all new Mercedes-Benz vehicles sold or leased in the United States market. In addition, as Mercedes-Benz’s preferred provider of telematics services, we are working with Mercedes-Benz to provide the opportunity for paying subscribers to the Mercedes-Benz’s service formerly marketed as TeleAid to transition to our service platform, although such decision is at the subscriber’s option, provided their vehicle was not initially sold or leased between November 16, 2008 and November 15, 2009. Subject to the same restriction, which expires on November 16, 2010, we will also have the ability to sell services to owners of Mercedes-Benz vehicles already capable of receiving telematics services who do not presently subscribe for any service. Under the mbraceTM brand, we provide safety and security services, remote door lock, electronic operator manuals, automatic alarm notification, direct voice connection to a preferred dealer, direct voice connection to Mercedes-Benz, automatic maintenance calls and premium services such as voice delivered traffic information, point of interest and destination downloads into navigation units, and concierge services. In addition, we launched a mobile application for iPhones and certain other smartphones that enables purchasers of most new Mercedes-Benz vehicles as well as many legacy customers who subscribe to our mbraceTM service, through their smartphones, to lock and unlock their vehicle doors; locate their vehicle; view their mbraceTM account information; contact Mercedes-Benz roadside assistance, the mbraceTM response center and Mercedes-Benz Financial’s client care center; search for local Mercedes-Benz dealers; and view the contact information for their preferred Mercedes-Benz dealer. Subject to the consent of Mercedes-Benz, we will also be able to provide additional approved services. We will be required to provide connected service to end-use consumers in accordance with specified standards and service levels. The agreement also allocates between us and Mercedes-Benz certain costs and expenses related to the provision of telematics services to end-use consumers.

Termination

Our agreement with Mercedes-Benz is scheduled to expire on June 16, 2016. Under the agreement, Mercedes-Benz may terminate its agreement with us upon the substantial breach of any of our material obligations, including the failure to satisfy certain customary automotive developmental milestones, to the extent we are providing hardware to Mercedes-Benz, and to maintain certain minimum service level standards. The service level standards under the agreement relates primarily to limitations on how timely our call center agents answer calls from vehicles. As these service level standards are in line with service levels currently maintained by our call center partners, management believes that we will be able to meet or exceed such requirements. Upon the expiration or termination of the agreement, we will retain the ability to continue to provide telematics services to certain then current subscribers and may renew and enter into new subscription agreements with certain other end-use consumers.

Subscriptions

Under our agreement with Mercedes-Benz, we are responsible for entering into subscription agreements with, and the billing of, vehicle owners. We are required to institute reasonable or specified protocols with regard to the telematics services we provide end-use consumers. Our agreement with Mercedes-Benz additionally allocates the responsibilities for setting, and the distribution of proceeds from, end-use consumer subscriptions fees between the parties.

Vehicle and Subscriber Data

Under our agreement with Mercedes-Benz, the obligation to provide, and the rights to receive and use, vehicle and subscriber data are allocated between the parties. The agreement also provides for end-use consumer consent for the transmission of vehicle and subscriber data between the parties and from the parties to third parties.

Intellectual Property, Trademarks, Indemnification Rights, Required Insurance and Audit Rights

Under our agreement with Mercedes-Benz, the ownership of intellectual property developed during the term of the agreement is allocated between the respective parties and each party agrees to respect the trademarks of the other party. The agreement also imposes specific indemnification obligations between the parties, requires us to maintain certain insurance policies and provides certain audit rights.

Research and Development

For the nine months ended September 30, 2009 and for the year ending December 31, 2008, we incurred research and development expenses of approximately $26.6 million and $33.6 million, respectively. Additionally, for the nine months ended September 30, 2009 and for the year ending December 31, 2008, we capitalized approximately $10.2 million and $12.2 million of software development costs which, once the software is ready for its intended use, will be amortized as a cost of service over the expected useful life of the software. These research and development expenditures relate primarily to the development of our factory-installed, end-to-end telematics solution, including the development of the network operation center, our factory-installed hardware devices and other back office systems. In light of the termination of our contract with Old

Chrysler and the discontinuation of work towards launch of service with New Chrysler, we evaluated for impairment certain equipment, capitalized software costs and other assets related to the deployment of hardware and launch of services to New Chrysler vehicles. Accordingly, we recorded impairment charges totaling approximately $20.8 million, including $11.8 million of capitalized software, to write down these assets to their net realizable values.

Intellectual Property

We have established a strong intellectual property portfolio of patents and pending patents addressing a broad range of services. Key patents in the portfolio cover both the methods and processes of wireless communications from the vehicle for diagnostics, emissions performance and fuel economy (for factory installations), as well as technology that connects to the vehicle’s on-board diagnostic connector (for aftermarket installations) to accomplish the same. We believe that portions of the portfolio in both the vehicle diagnostics and emissions areas are particularly strong and that those patents may be a meaningful source of revenue, a barrier to entry for other service providers in these areas or provide cross-licensing opportunities with competitors. We have 22 issued patents and 41 pending patent applications. Of the pending applications, the patent office has allowed one of them. We may be required to protect our intellectual property rights from the unauthorized use by others or may have these rights challenged, invalidated or circumvented.

Approach to Privacy

Our approach to privacy is critical to our ability to gain customer acceptance of our services, while also enabling us to monetize certain of the data that is collected. Our customers, and in particular the consumers and automakers, are sensitive to certain types of information that the system will be able to access. We have retained outside privacy experts to ensure that privacy policies provide our consumers and strategic relationships with the highest level of confidence that customer privacy is maintained, while also permitting the customer, we and our strategic partners to monetize the value of such a data stream. As part of the subscription process, we require consumers to provide us and our automakers with broad rights to data, other than customer personally identifiable information (“CPII”), in order to subscribe. The processes are designed to ensure that sensitive information such as any CPII is highly secure, separate and cannot be associated with the vehicle data that is collected, unless a specific and separate authorization has been given by the consumer. Similarly, many types of quality and safety information relating to vehicles, to which automakers are acutely sensitive, is similarly accorded the highest level of security, and we expect to be a conduit for providing such data to automakers, rather than collecting it directly, unless otherwise requested specifically by the automaker.

Relationship with Hughes Network Systems

In July 2006, HNS, a wholly-owned subsidiary of Hughes Communications, Inc. (“HCI”), which is controlled by investment funds that are affiliates of Apollo, granted us a limited license allowing us to use the HUGHES trademark. The license is limited in that we may use the HUGHES trademark only in connection with our business of automotive telematics and only in combination with the Telematics name. As partial consideration for the license, the agreement provides that HNS will be our preferred engineering services provider. The license is royalty-free, except that we have agreed to commence paying a royalty to HNS in the event we no longer have a commercial or affiliated relationship with HNS. As contemplated by the license terms and while the definitive agreement governing the relationship was being negotiated, HNS provided engineering development services to us pursuant to an Authorization to Proceed. In January 2008, we executed a definitive agreement with HNS pursuant to which HNS is continuing to provide us with engineering development and manufacturing services. For the nine months ended September 30, 2009 and the year ended December 31, 2008, HNS provided approximately $20.3 million and $30.9 million of services, respectively, to us. As of September 30, 2009 and December 31, 2008, we had an outstanding balance, not including the equipment financing discussed below, of approximately $8.5 million and $8.9 million, respectively, payable to HNS.

In June 2008, we entered into an arrangement with HNS pursuant to which HNS purchased, on our behalf, certain production equipment for an aggregate amount of approximately $2.0 million. Under this arrangement, we agreed to pay HNS at a rate of $4.94 per telematics hardware device manufactured using the equipment, provided that (i) we were to pay HNS a minimum of $0.2 million under this arrangement by December 31, 2009 and (ii) we were to pay HNS the balance of the amount owed under this arrangement plus all accrued interest by December 31, 2010. Interest accrued on the outstanding balance at a rate of 11.00% per annum. As of September 30, 2009, we had an outstanding balance related to the equipment financing of approximately $2.3 million.

In December 2009, we issued to HNS a senior unsecured promissory note with a principal amount of approximately $8.3 million through the conversion of a trade accounts payable balance of approximately $6.0 million and the approximately $2.3 million outstanding balance on the equipment financing arrangement owed to HNS. The promissory note will accrue interest at a rate of 12.00% per annum, compounded annually, and become due and payable on December 31, 2010. We are required to make scheduled principal payments of approximately $0.8 million on April 15, 2010 and $1.5 million on each of July 15, 2010 and October 15, 2010. In addition, subject to all restrictions in the First Lien Credit Agreement and Second Lien Credit Agreement and certain other limitations, to the extent we sell any capital equipment purchased by us (or purchased by HNS on our behalf) for use in connection with the Telematics Agreement between the parties, but no longer needed by us, we shall make unscheduled prepayments of principal on the promissory note equal to the proceeds from the sale of such capital equipment (net of any selling costs).

Three members of our board of directors, Jeffrey A. Leddy, Andrew D. Africk and Aaron J. Stone, are members of the board of managers of HNS and the board of directors of HCI.

Employees

As of December 31, 2009, we had a total of 276 employees. We believe relations with employees are good, and no employees are represented by a union. Generally, our employees are retained on an at-will basis; however, we have entered into employment agreements with certain key employees. As the launch of our services to our automaker customers approaches, we expect to continue to increase our employee headcount.

Property

The following table sets forth each of our principal properties, all of which are leased:

Location	Use	Square Feet	Lease Expiration
2002 Summit Boulevard, Atlanta, Georgia 30319	Headquarters	51,854	January 31, 2016
6363 Greenwich Drive, San Diego, California 92122	Offices	19,484	March 31, 2015

LEGAL PROCEEDINGS

On May 7, 2009, Networkfleet was served with a complaint in a patent infringement case titled Innovative Global Systems LLC vs. Turnpike Global Technologies L.L.C. et al. that was filed in the Eastern District of Texas. The case seeks damages from Networkfleet and five other defendants for allegedly infringing on five patents held by the plaintiffs. Networkfleet intends to vigorously defend itself in this action. Although it intends to vigorously contest the case, we are unable to predict the outcome, or reasonably estimate a range of possible losses, if any, given the current status of the case.

Additionally, from time to time, we are subject to litigation in the normal course of business. We are of the opinion that, based on information presently available, the resolution of any such legal matters will not have a material adverse effect on our financial position, results of operations or its cash flows.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our combined historical financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. Actual results and the timing of events may differ significantly from those expressed or implied in such forward-looking statements due to a number of factors, including those included in the section entitled “Risk Factors” and elsewhere in this prospectus. Unless the context indicates otherwise, in this section the terms “we,” “us” and “our” refer to HUGHES Telematics, Inc. See the section entitled “Forward-Looking Statements.”

Overview

We are a telematics services company that provides a suite of real-time voice and data communications services and applications. These services and applications are enabled through a state-of-the-art communications center designed with flexibility to connect various mobile devices with content, services and call centers. Within the automotive industry, our communications center allows for two way voice and data communications to vehicles and supports, among other things, critical safety and security services as well as location-based services and remote diagnostics. Since November 16, 2009, we have been the exclusive telematics service provider in the United States for all new vehicles sold by Mercedes-Benz, as well as the preferred provider of telematics services for all Mercedes-Benz vehicles purchased prior to November 16, 2008. These services are marketed under the mbraceTM brand. In addition, our in-DriveTM product offers services to consumers or other third parties through a hardware component that we have developed and which we intend to distribute through relationships with companies and organizations with large customer or membership bases for installation in existing vehicles.

Through our wholly-owned subsidiary, Networkfleet, we currently offer remote vehicle monitoring and other data services with sales generated through a combination of distribution arrangements with large fleet management service providers, a network of resellers and direct sales. Unlike our service offerings enabled through factory-installed hardware, Networkfleet’s service offerings are enabled by an aftermarket hardware device that is sold by Networkfleet to be installed on existing vehicles. Owners and operators of a fleet of vehicles use these services to monitor driver performance for unauthorized or unsafe vehicle usage, as well as analyze data such as the current location of a vehicle, fuel consumption, mileage, emissions status and diagnostic trouble codes. From our inception through the nine months ended September 30, 2009, all of our consolidated revenues were earned through the sale of Networkfleet’s products and services. For the nine months ended September 30, 2009 and 2008, Networkfleet generated revenues of approximately $24.6 million and $21.0 million, respectively.

Although Networkfleet has been our primary source of revenue to date, we expect to derive our revenue increasingly from the telematics services provided to Mercedes-Benz vehicles, vehicles manufactured by automakers to which we are currently marketing our services and vehicles which have our in-DriveTM aftermarket hardware device installed. We expect a significant portion of our future revenues to be generated from subscriptions for consumer service offerings, as well as from transaction or pre-paid package fees, automaker and dealer service offerings and from strategic relationships with third parties who are expected to develop applications for our services and product offerings. Customer churn will be an important metric that we will monitor and seek to minimize as we begin delivering our consumer service offerings. We anticipate periodically reporting customer churn as our operations mature.

While recent negative trends in automobile sales in the United States market are negatively impacting the financial results of automotive manufacturers, management does not believe that the current trends will have a significant long-term negative impact on our business. Our agreement with Mercedes-Benz requires the automaker to equip virtually all of its vehicles produced for sale in the United States market with a device that enables our service offerings. Accordingly, while the recent declines in production are significant and will impact the size of the potential customer base for services to factory-installed devices, we believe that if such current trends are consistent with the cyclical historical nature of the automotive industry, then the trends may be expected to abate and reverse over the next several years. In any case, the contracting demand for new vehicles in the United States market creates increased competition among automakers and provides additional incentive for them to offer products and services that help differentiate their vehicles. We believe that in trying to differentiate their vehicles, automakers will expedite the adoption rates for telematics services like those that we offer. While such adoption rates are currently subject to uncertainty, we are working with Mercedes-Benz and other third parties to enable a community of compelling content offerings and applications that will enhance the vehicle ownership experience. We are in discussions with numerous leading companies in the financial services, insurance, vehicle safety and recovery, real estate, Internet search, wireless communications, satellite broadcasting and vehicle navigation sectors to promote the availability of such content. Management believes that an increase in the range of third-party in-vehicle content offerings will have a positive impact on the adoption rate of telematics in the automobile industry, generally, and on our results of operations and financial condition, specifically.

Until the second quarter of 2009, we also had a contract to be the telematics service provider in the United States for Old Chrysler. On April 30, 2009, Old Chrysler filed for bankruptcy protection under Chapter 11 of the United States bankruptcy code. On June 10, 2009, substantially all of Old Chrysler’s assets were sold to New Chrysler, a group whose members include Italian automaker Fiat SpA, the United Auto Workers union and the United States government. At a hearing held on July 16, 2009, Old Chrysler rejected certain contracts, including our telematics services contract with Old Chrysler, and therefore, our contract was terminated. We had been in negotiations with New Chrysler concerning a new telematics services agreement. However, the parties reached an impasse in the negotiations, and as a result, we discontinued working with New Chrysler to deploy our hardware and launch our services in the fourth quarter of 2009 as previously planned. In light of the termination of our contract with Old Chrysler and the discontinuation of work towards launch with New Chrysler, we evaluated for impairment certain equipment, capitalized software costs and other assets related to the deployment of hardware and launch of services to New Chrysler vehicles. Accordingly, we recorded impairment charges in the three months ended September 30, 2009 totaling approximately $20.8 million to write down these assets to their net realizable values. The impairment consisted of approximately $11.8 million of capitalized software, approximately $3.6 million of equipment and approximately $5.4 million of other assets. Other than the payment of approximately $1.7 million, which is reflected in accounts payable on the accompanying condensed consolidated balance sheet as of September 30, 2009, no future cash expenditures will be required in connection with the impairment charges. Notwithstanding the foregoing, we continue to market the underlying technology that was developed in the effort for Old Chrysler to other interested parties.

Series B Convertible Preferred Stock

On March 12, 2009, we issued and sold 5,000,000 shares of Series B Preferred Stock for an aggregate purchase price of $50.0 million. Apollo Investment Fund V (PLASE) LP (“AIF V PLASE”), an affiliate of Apollo, purchased 1,200,000 shares of Series B Preferred Stock for $12.0 million of cash, and HCI, parent of HNS and an affiliate of Apollo, purchased 1,300,000 shares of Series B Preferred Stock through the conversion of $13.0 million of trade accounts payable transferred from HNS. The remaining 2,500,000 shares of Series B Preferred Stock were purchased by unrelated institutional investors for $25.0 million of cash. As a result of the sale of Series B Preferred Stock, approximately $5.3 million was released to us from an escrow account held for the benefit of our senior secured note holders. This amount constituted all funds remaining in the escrow account. For consulting and financial advisory services provided in connection with the sale of the Series B Preferred Stock, we paid Trivergance, an affiliate of a member of our board of directors, approximately $1.3 million of cash and issued Trivergance a warrant to purchase the equivalent of 314,117 shares of our common stock, comprised of 72,224 initial shares and 241,893 earn-out shares, at an equivalent exercise price of $0.167 per share.

In connection with the Merger, all outstanding shares of Series B Preferred Stock were exchanged for an aggregate of 12,500,000 shares of our common stock, comprised of 5,000,000 initial shares and 7,500,000 earn-out shares.

Merger with Polaris Acquisition Corp.

On March 31, 2009, Old HTI and Polaris consummated the Merger. Upon closing of the Merger, the outstanding equity securities of Old HTI were exchanged for an aggregate of 77,102,149 shares of our common stock, comprised of 19,854,018 initial shares and 57,248,131 earn-out shares. In addition, all options exercisable for Old HTI common stock issued and outstanding immediately prior to the Merger were exchanged for options exercisable for an aggregate of 2,274,935 shares of our common stock, which includes 1,751,859 earn-out options. The earn-out shares, which were issued into escrow, will be released to the Old HTI stockholders and the earn-out options will be eligible to be exercised, according to their terms, by the optionholders, each in three tranches, upon the trading share price of our common stock reaching at least $20.00, $24.50 and $30.50 (as may be adjusted or amended in accordance with the escrow agreement) within certain measurement periods over the five-year period following the closing of the Merger. The Old HTI stockholders placed 5,782,661 shares of common stock, comprised of 1,489,053 initial shares and 4,293,608 earn-out shares, in escrow until June 30, 2010 to indemnify us for the payment of indemnification claims that may be made as a result of breaches of Old HTI’s covenants, representations and warranties in the Merger Agreement. Pursuant to the Merger Agreement, the Polaris founders agreed to deposit an aggregate of 1,250,000 shares of their common stock into escrow at closing with such shares being released upon the achievement of the first share price target between the first and fifth anniversary of closing. Upon consummation of the Merger, the Polaris founders also transferred an aggregate of 168,000 shares of common stock to us with such shares cancelled upon receipt.

Immediately prior to the consummation of the Merger, Old HTI extinguished its outstanding shares of Series A Preferred Stock through (i) the exercise by Communications LLC of outstanding warrants to purchase Old HTI common stock using shares of Series A Preferred Stock with an aggregate face value of $55.0 million and (ii) the exchange of shares of Series A Preferred Stock with an aggregate face value of $20.0 million for shares of Old HTI common stock. In connection with the Merger, all outstanding shares of Series B Preferred Stock were exchanged for an aggregate of 12,500,000 shares of our common stock, comprised of 5,000,000 initial shares and 7,500,000 earn-out shares.

In order to consummate the Merger, we agreed to purchase an aggregate of 7,439,978 shares of our common stock from a limited number of institutional shareholders in separate and privately negotiated transactions which were executed prior to the conclusion of the special meeting in which our shareholders voted on the Merger. In order to consummate these private purchases following the Merger, we used funds released from the trust account and funds received from the sale of Series B Preferred Stock. In addition, stockholders holding an aggregate of 4,499,337 shares of common stock exercised their right to convert their stock into a pro rata share of the funds held in the Polaris trust account.

In addition, in connection with the Merger, pursuant to certain letter agreements dated March 12, 2009, we were obligated to issue, and certain of Polaris’ financial advisors agreed to accept, an aggregate of 226,592 shares of our common stock in lieu of cash compensation to such advisors for services rendered to us. The obligation to issue such shares in lieu of cash payments was conditioned upon consummation of the Merger and other factors that were not determinable until the conclusion of the special meeting. On May 6, 2009, we issued such shares to the advisors.

Notwithstanding the legal form of the transaction, the Merger has been accounted for under the purchase method of accounting as a reverse acquisition, equivalent to a recapitalization, through the issuance of stock by Old HTI for the net monetary assets of Polaris. The determination of Old HTI as the accounting acquirer was made based on consideration of all quantitative and qualitative factors of the Merger, including significant consideration given to the fact that following consummation of the Merger (i) the stockholders of Old HTI control a majority of our voting power, (ii) the controlling stockholder of Old HTI prior to the Merger, together with its affiliates, controls approximately 72% of our voting power and has the right to select a majority of the members of our board of directors and (iii) the management of Old HTI continued in all executive officer and other senior management positions and, accordingly, has day-to-day authority to carry out the business plan after the Merger. Accordingly, our historical financial statements prior to March 31, 2009 are the historical financial statements of Old HTI. The consolidated financial statements of Old HTI have been retroactively restated to reflect the recapitalization of Old HTI with the 77,102,149 shares of common stock issued to Old HTI equity holders in connection with the Merger.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. These accounting principles require management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of income and expense during the periods presented. Although these estimates are based on management’s knowledge of current events and actions we may undertake in the future, actual results may differ from estimates. The following discussion addresses the most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results from operations, and that require judgment. The notes accompanying the consolidated financial statements contain additional information regarding our accounting policies.

Revenue Recognition

We earn revenues through the sale of hardware and services. Hardware sales consist principally of revenues from the sale of Networkfleet’s telematics device, primarily to resellers. Shipping and handling costs for hardware shipped to resellers are classified as cost of hardware sold. Management has determined that the sale of Networkfleet’s hardware and its services constitute a revenue arrangement with multiple deliverables in accordance with the accounting guidance governing revenue arrangements with multiple element deliverables. We account for the sale of Networkfleet’s hardware and the accompanying service as separate units of accounting. Revenue is recognized on sales of hardware when shipped to customers and collection is considered probable. Service fees are recognized as revenue when earned. Networkfleet’s customers enter into a service contract which generally has a twelve-month initial term which automatically renews for successive one-month periods thereafter. Networkfleet bills and recognizes service revenues on a monthly basis. Prepaid service fees are recorded as deferred revenue and are recognized as revenue when earned.

Capitalized Software

Software development costs are capitalized in accordance with the accounting guidance governing the costs of computer software developed or obtained for internal use. The guidance requires companies to capitalize qualifying computer software costs that are incurred during the application development stage and amortize them over the software’s estimated useful life. Costs capitalized include direct labor, outside services, materials, software licenses and capitalized interest. For the nine months ended September 30, 2009 and 2008 and the years ended December 31, 2008 and 2007, we capitalized approximately $10.2 million, $7.8 million, $13.3 million and $3.4 million, respectively, of software development costs. Amortization will begin when the software is ready for its intended use and will be recognized over the expected useful life of the software, but not to exceed five years.

Impairment of Long-Lived Assets

Long-lived assets and identifiable intangibles with finite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with the guidance found in the FASB Accounting Standards Codification. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. In light of the termination of our contract with Old Chrysler and the discontinuation of work towards launch of service with New Chrysler, we evaluated for impairment certain equipment, capitalized software costs and other assets related to the deployment of hardware and launch of services to New Chrysler vehicles. Accordingly, we recorded impairment charges totaling approximately $20.8 million to write down these assets to their net realizable values.

Fair Value of Financial Instruments

Our financial instruments include cash, cash equivalents, accounts receivable, accounts payable, letters of credit, long-term debt, the Series A Preferred Stock and warrants issued in connection with each of the Series A Preferred Stock and the senior secured term indebtedness. The fair value of cash, cash equivalents, accounts receivable, accounts payable and the letters of credit approximates book value due to their short-term duration. We determined the estimated fair value of the Series A Preferred Stock, the long-term debt and the warrants by using available market information and commonly accepted valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value. Accordingly, the fair value estimates are not necessarily indicative of the amount that we or holders of the instruments could realize in a current market exchange. The use of different assumptions and/or estimation methodologies may have a material effect on the estimated fair value.

Selected Segment Data

We classify our operations into two principal business segments: (i) the HUGHES Telematics segment, which provides and is further developing the factory installed, end-to-end telematics solution which is being marketed to automakers and includes the Company’s corporate expenses; and (ii) the Networkfleet segment, which provides an aftermarket fleet management solution targeted to the local fleet market. Networkfleet’s results of operations are included in HUGHES Telematics’ consolidated results of operations following the August 1, 2006 acquisition. All of our historical consolidated revenues have been earned through the sale of Networkfleet’s products and services. The following tables set forth revenues and operating loss by operating segments:

	Nine Months Ended September 30,		Year Ended December 31,		January 9, 2006 (Inception) to December 31, 2006
	2009	2008	2008	2007
	(In Thousands)
Revenues:
HUGHES Telematics	$—	$—	$—	$—	$—
Networkfleet	24,568	20,965	30,260	20,352	6,913

Total	$24,568	$20,965	$30,260	$20,352	$6,913

(Loss) Income from operations:
HUGHES Telematics	$(71,309)	$(32,517)	$(47,556)	$(29,431)	$(4,487)
Networkfleet	1,491	(720)	(102)	(4,146)	(1,649)

Total	$(69,818)	$(33,237)	$(47,658)	$(33,577)	$(6,136)

Results of Operations for the Nine Months Ended September 30, 2009 Compared to the Nine Months Ended September 30, 2008

Revenues

For the nine months ended September 30, 2009 and 2008, we earned all of our revenues through the sale of Networkfleet’s products and services. Hardware revenues consist principally of the sale of Networkfleet’s telematics device. Service revenues reflect the consideration received for monitoring and tracking services, which are recognized as revenue when earned. The following table sets forth information related to Networkfleet’s revenue for the nine months ended September 30, 2009 and 2008:

	Nine Months Ended September 30,
	2009	2008
	(In Thousands)
Service revenues	$16,750	$11,389
Hardware revenues	7,818	9,576

Total revenues	$24,568	$20,965

Total revenues for the nine months ended September 30, 2009 increased to approximately $24.6 million, a 17% increase from approximately $21.0 million in the nine months ended September 30, 2008. The primary driver of the increase was service revenues, which increased by 47% in the nine months ended September 30, 2009 compared to the same period last year. Units active on the network increased to approximately 97,000 as of September 30, 2009, an 18% increase from the approximately 82,000 units active as of September 30, 2008. As we continue to sell additional hardware, service revenues are expected to continue to increase in future periods. Hardware unit sales decreased to approximately 23,000 units in the nine months ended September 30, 2009, an 18% decrease from the approximately 28,000 units sold in the nine months ended September 30, 2008. This decrease in unit sales is primarily due to the weak general economic conditions which are causing our customer base to postpone previously planned purchases. As the domestic economy recovers, we expect unit sales to return to, at a minimum, historical levels.

Cost of Revenues

Cost of hardware sold consists primarily of the cost of direct materials required to produce Networkfleet’s telematics device, the cost of shipping and installing devices and the amortization of certain intangibles acquired in connection with the acquisition of Networkfleet. Cost of service includes per-unit monthly charges from various wireless, mapping, and roadside assistance providers as well as internal costs such as customer care agents providing service to subscribers. The following table sets forth information related to costs of revenues for the nine months ended September 30, 2009 and 2008:

	Nine Months Ended September 30,
	2009	2008
	(In Thousands)
Cost of services	$5,023	$4,315
Cost of hardware sold	6,104	6,803

Total cost of revenues	$11,127	$11,118

Cost of revenues increased slightly in the nine months ended September 30, 2009 compared to the nine months ended September 30, 2008. Cost of hardware sold decreased by 10% in the nine months ended September 30, 2009 compared to the same period last year, due primarily to lower unit sales partially offset by an increase in unit installation costs in the nine months ended September 30, 2009 compared to the same period last year. Cost of services increased by approximately 16% due to the increased number of active units on the network in the nine months ended September 30, 2009 compared to the nine months ended September 30, 2008. Cost of revenues as a percentage of total revenue decreased to 45% in the nine months ended September 30, 2009 compared to 53% in the nine months ended September 30, 2008. The decrease in cost of revenues as a percentage of revenue is due to the increase in service revenues as a percentage of total revenues. Service revenues accounted for 68% of total revenues in the nine months ended September 30, 2009 compared to 54% in the same period last year. Upon launch of our service with Mercedes-Benz in the fourth quarter of 2009, our cost of revenues will increase.

Research and Development Expense

Research and development expense consists primarily of salaries and related benefits for employees associated with engineering and product development activities, fees and expenses paid to HNS and other contracted labor who are providing assistance to us with the development of our factory-installed hardware device and other infrastructure related to the provision of services to vehicles, depreciation of property and equipment used in the development effort and amortization of certain intangible assets acquired in connection with the acquisition of Networkfleet. Research and development expense for the nine months ended September 30, 2009 increased to approximately $26.6 million from approximately $23.7 million for the nine months ended September 30, 2008, an increase of approximately $2.9 million or 12%. The increase in research and development expense includes a $1.3 million increase in amounts expensed for work performed by HNS, other contracted labor and internal research and development activities, a $0.8 million increase in compensation, benefits and related employee costs and a $0.9 million increase in depreciation expense. During the nine months ended September 30, 2009 and 2008, we capitalized $10.2 million and $7.8 million of software development costs. In light of the termination of our contract with Old Chrysler and the discontinuation of work with New Chrysler, we expect that research and development expenses will continue to decrease in future periods.

Sales and Marketing Expense

Sales and marketing expense consists primarily of salaries, commissions and related benefits for employees associated with our automaker relationships and other marketing activities and Networkfleet’s sales force and marketing staff, trade shows and other forms of advertising, and the amortization of certain intangible assets acquired in connection with the acquisition of Networkfleet. Sales and marketing expense for the nine months ended September 30, 2009 increased to approximately $7.8 million from approximately $5.4 million for the nine months ended September 30, 2008, an increase of approximately $2.4 million or 46%. This increase relates primarily to approximately $1.2 million of professional services received in the nine months ended September 30, 2009, including $1.0 million by Trivergance Business Resources (“TBR”), and an approximately $0.8 million increase in compensation, benefits and related employee costs as the number of employees dedicated to sales and marketing activities increased in the nine months ended September 30, 2009 compared to the nine months ended September 30, 2008. We expect sales and marketing expense to continue increasing as we plan to expand our marketing staff and other marketing related activities with the launch of our service with Mercedes-Benz in the fourth quarter of 2009.

General and Administrative Expense

General and administrative expense consists primarily of facilities costs, finance, accounting, legal, human resources and other corporate costs, as well as the salaries and related employee benefits for those employees that support such functions. General and administrative expense for the nine months ended September 30, 2009 increased to approximately $28.1 million from approximately $14.0 million for the nine months ended September 30, 2008, an increase of approximately $14.1 million or 100%. The increase is primarily due to an approximately $4.7 million increase in compensation, benefits and related employee costs due to a higher headcount involved in general and administrative activities, an increase of approximately $4.8 million in professional fees primarily related to legal and other professional fees incurred in connection with the Merger, approximately $2.2 million of incremental costs incurred primarily related to the design and implementation of the necessary systems and infrastructure for our operations and an increase in depreciation and amortization of $2.3 million as these systems became ready for their intended use. We expect general and administrative expense to continue increasing as we continue adding functionality to our back office systems, develop our operational support functions and incur additional costs associated with operating as a public company. However, upon launch of our service with Mercedes-Benz in the fourth quarter of 2009, certain costs related to the provision of service, including costs associated with our customer care group which are currently recorded as a general and administrative expense, will be recorded as cost of services.

Interest Expense, Net

Interest expense, net for the nine months ended September 30, 2009 increased to approximately $9.3 million from approximately $6.6 million for the nine months ended September 30, 2008, an increase of approximately $2.7 million. Interest expense, net for the nine months ended September 30, 2009 consisted of $9.5 million of accrued interest, discount amortization and debt issuance cost amortization related to senior secured term indebtedness, $2.5 million of interest and discount amortization related to the senior subordinated unsecured term promissory notes, $0.6 million of accretion of Series A Preferred Stock and $0.7 million of interest on capital lease obligations and vendor financing partially offset by approximately $3.9 million of interest that was capitalized and $0.1 million of interest income. Interest expense, net for the nine months ended September 30, 2008 consisted primarily of $4.6 million of accrued interest, discount and debt issuance cost amortization related to the senior secured term indebtedness, $1.1 million of interest and discount amortization related to the senior subordinated unsecured term indebtedness, $2.2 million of accretion of Series A Preferred Stock and $0.2 million of interest on capital lease obligations and vendor financing partially offset by $0.8 million of interest income and $0.7 million of interest expense that was capitalized.

Change in Fair Value of Derivative Instruments

Based on an evaluation of guidance provided by the EITF governing whether an instrument, including embedded features, is indexed to a company’s own stock, we determined that the warrants issued in connection with the issuance of the Series A Preferred Stock and the warrants issued in connection with the issuance of the senior secured term indebtedness contained provisions which, in accordance with the accounting guidance, indicated that the warrants were not indexed to HUGHES Telematics stock. Accordingly, upon the adoption of the accounting guidance, we reclassified the $133.9 million fair value of the warrants from equity to a liability and recorded such amount as a cumulative effect of a change in accounting principle as of January 1, 2009. We also determined that the automatic exchange feature of the Series B Preferred Stock pursuant to which the Series B Preferred Stock would be directly exchanged for shares of Polaris common stock in connection with the Merger should be considered a separate derivative instrument as, pursuant to the accounting guidance, the exchange provision was not considered indexed to HUGHES Telematics stock but rather indexed to Polaris stock. We recognized a charge of approximately $62.3 million in the nine months ended September 30, 2009 related to the increase in fair market value of these instruments during such period. As the warrants were exercised and the Series B Preferred Stock was extinguished in connection with the Merger, we will not record additional charges in future periods related to these instruments.

Deemed Dividend on and Accretion of Convertible Preferred Stock

At the time of issuance of the Series B Preferred Stock, we allocated approximately $42.9 million of the proceeds to a beneficial conversion feature resulting from the ability of the holders of the Series B Preferred Stock to convert their shares of Series B Preferred Stock into shares of HUGHES Telematics common stock at a conversion price lower than the fair value of the HUGHES Telematics common stock at such time. As this conversion feature was immediately available to the holders of the Series B Preferred Stock, this discount on the Series B Preferred Stock was immediately accreted and a deemed dividend of approximately $42.9 million was recorded on the date of issuance. We recorded an additional deemed dividend of approximately $0.1 million in the nine months ended September 30, 2009 representing the accretion of the discount on the Series B Preferred Stock related to the embedded derivative and issue costs over the 4.5 year period through October 1, 2013 when the Series B Preferred Stock first became redeemable at the option of the holder. Upon consummation of the Merger and the exchange of the Series B Preferred Stock for our common stock, we recorded an additional deemed dividend of approximately $13.6 million related to the difference between (i) the fair value of our common stock received by the holders of the Series B Preferred Stock and (ii) the carrying value of the Series B Preferred Stock, the amount allocated to the beneficial conversion feature and the embedded derivative for the automatic exchange provision. Each of these deemed dividends have been reflected in the condensed consolidated statements of operations in determining the net loss attributable to common stockholders.

Results of Operations for the Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007

Revenues

In the years ended December 31, 2008 and 2007, we earned all of our revenues through the sale of Networkfleet’s products and services. Hardware revenues consist principally of the sale of Networkfleet’s telematics device. Service revenues relate to the consideration received for monitoring and tracking services, which are recognized as revenue when earned. The following table sets forth information related to Networkfleet’s revenue for the year ended December 31, 2008 and 2007:

	Year Ended December 31,
	2008	2007
	(In Thousands)
Service revenues	$16,618	$9,343
Hardware revenues	13,642	11,009

Total revenues	$30,260	$20,352

Total revenues for the year ended December 31, 2008 increased to approximately $30.3 million, a 49% increase from the approximately $20.4 million of total revenue for the year ended December 31, 2007. The primary driver of the increase was service revenues, which increased 78% in the year ended December 31, 2008 from the year ended December 31, 2007. Units active on the network increased to approximately 87,000 as of December 31, 2008, a 47% increase from the approximately 59,000 units active as of December 31, 2007. As Networkfleet continues to sell additional hardware, services revenue is expected to continue to increase in future periods. Hardware unit sales increased to approximately 40,000 units in the year ended December 31, 2008, a 29% increase from the approximately 31,000 units sold in the year ended December 31, 2007.

Cost of Revenues

The following table sets forth information related to costs of revenue for the years ended December 31, 2008 and 2007:

	Year Ended December 31,
	2008	2007
	(In Thousands)
Cost of services	$6,009	$4,102
Cost of hardware sold	9,585	7,767

Total cost of revenues	$15,594	$11,869

Cost of revenues increased to approximately $15.6 million for the year ended December 31, 2008, a 31% increase from the approximately $11.9 million for the year ended December 31, 2007. This increase resulted primarily from the increased number of active units on the network in the year ended December 31, 2008 relative to the year ended December 31, 2007. Cost of revenues as a percentage of total revenues decreased to 52% in the year ended December 31, 2008, a 10% decrease from 58% in the year ended December 31, 2007. This decrease resulted primarily from the increase in service revenues as a percentage of total revenues. Service revenues yield a higher gross margin than hardware revenues and represented 55% of total revenue in the year ended December 31, 2008 relative to 46% of total revenues in the year ended December 31, 2007. As Networkfleet expects to continue adding additional units to the network, management expects cost of revenues as a percentage of total revenues to decrease in future periods.

Research and Development Expense

Research and development expense for the year ended December 31, 2008 increased to $33.6 million from $23.5 million for the year ended December 31, 2007, an increase of $10.1 million or 43%. In the year ended December 31, 2008, we dedicated additional resources to the development and testing of our telematics system, including the initiation of development of the second generation hardware device which is expected to be ready for installation in automaker vehicles during 2010. Specifically, the increase in research and development expense relates primarily to a $7.3 million increase in amounts expensed for work performed by HNS and other contracted labor, a $1.5 million increase in compensation and benefits as the number of employees focused on the development of the telematics system and on the development of the applications and services that will be enabled through the additional capabilities of our second generation hardware device increased in the year ended December 31, 2008 and a $0.9 million increase in depreciation expense resulting from equipment purchased during 2008. Total headcount involved in research and development activities increased from 22 as of December 31, 2007 to 40 as of December 31, 2008. During the years ended December 31, 2008 and 2007, we capitalized $12.2 million and $3.4 million of software development costs which, once the software is ready for its intended use, will be amortized as a cost of service over the expected useful life of the software. We expect research and development expense, including capitalized software development costs, to continue increasing as we further develop our products and service offerings.

Sales and Marketing Expense

Sales and marketing expense for the year ended December 31, 2008 increased to $7.6 million from $5.7 million for the year ended December 31, 2007, an increase of $1.9 million, or 33%. This increase relates primarily to a $1.1 million increase in compensation and benefits as the number of employees dedicated to sales and marketing activities increased in the year ended December 31, 2008 as we continued developing our relationship with Chrysler and Mercedes-Benz, pursued relationships with additional automakers and developed our consumer marketing and branding strategy in anticipation of the launch of services enabled by factory-installed hardware in the second half of 2009. Total headcount involved in sales and marketing activities increased from 33 as of December 31, 2007 to 41 as of December 31, 2008. We expect sales and marketing expense to continue increasing as we plan to expand our marketing staff and other marketing related activities in anticipation of the launch of our service to vehicles with factory-installed hardware in the fourth quarter of 2009.

General and Administrative Expense

General and administrative expense for the year ended December 31, 2008 increased to $21.1 million from $12.8 million for the year ended December 31, 2007, an increase of $8.3 million or 65%. This increase relates primarily to approximately $3.9 million of incremental costs incurred in the year ended December 31, 2008 related to the design and implementation of our back office systems, a $2.8 million increase in compensation and benefits as total headcount involved in general and administrative activities increased from 41 as of December 31, 2007 to 75 as of December 31, 2008, a $0.5 million increase in depreciation expense resulting from equipment purchased during 2008 and a $0.3 million in facilities expenses due to the expansion of our operations. We expect general and administrative expense to continue increasing as we complete the development of our back office systems and incur additional costs associated with operating as a public company.

Interest Expense, Net

Interest expense, net for the year ended December 31, 2008 increased to $10.0 million from $1.0 million for the year ended December 31, 2007, an increase of $9.0 million. Interest expense, net for the year ended December 31, 2008 consisted primarily of the $7.5 million of accrued interest and discount and amortization of debt issuance costs amortization related to the senior secured term indebtedness, the $2.8 million of accretion on the Series A Preferred Stock, the $1.8 million of accrued interest and discount amortization related to the senior subordinated unsecured promissory notes and $0.4 million of accrued interest on capital lease obligations, partially offset by $0.9 million of interest earned on cash and cash equivalents and $1.6 million of interest which was capitalized. Interest expense, net for the year ended December 31, 2007 consisted of the $1.8 million of accretion on the Series A Preferred Stock, partially offset by $0.8 million of interest earned on cash, cash equivalents and short-term investments.

Income Tax Benefit

As a result of our historical losses and the expectation that such historical losses will continue for the foreseeable future, we have recorded a full valuation allowance against our net deferred tax asset. Accordingly, we did not recognize a tax benefit for the year ended December 31, 2008. For the year ended December 31, 2007, we recognized an income tax benefit of approximately $2.2 million relating to the partial reversal of our net deferred tax liability.

Results of Operations for the Year Ended December 31, 2007 compared to the period from January 9, 2006 (Inception) to December 31, 2006

Revenues

For the year ended December 31, 2007 and the period from January 9, 2006 (inception) to December 31, 2006, we earned all of our revenues through the sale of Networkfleet’s products and services. Hardware revenues consist principally of the sale of Networkfleet’s telematics device. Service revenues relate to the consideration received for monitoring and tracking services, which are recognized as revenue when earned. The following table sets forth information related to Networkfleet’s revenue for the year ended December 31, 2007 and for the period from January 9, 2006 (inception) through December 31, 2006:

	Year Ended December 31, 2007	January 9, 2006 (Inception) to December 31, 2006
	(In Thousands)
Hardware revenues	$11,009	$5,050
Service revenues	9,343	1,863

Total revenues	$20,352	$6,913

Total revenues for the year ended December 31, 2007 increased to approximately $20.4 million from approximately $6.9 million of total revenue for the period from January 9, 2006 (inception) to December 31, 2006. The increase in revenue is primarily due to the acquisition of Networkfleet on August 1, 2006, which results in comparing the year ended December 31, 2007 to the five-month period from August 1, 2006 to December 31, 2006. Units active on the network increased to approximately 59,000 as of December 31, 2007, a 90% increase from the approximately 31,000 units active as of December 31, 2006.

Cost of Revenues

The following table sets forth information related to costs of revenue for the year ended December 31, 2007 and for the period from January 9, 2006 (inception) to December 31, 2006:

	Year Ended December 31, 2007	January 9, 2006 (Inception) to December 31, 2006
	(In Thousands)
Cost of hardware sold	$7,767	$3,275
Cost of services	4,102	1,251

Total cost of revenues	$11,869	$4,526

Cost of revenues increased to approximately $11.9 million for the year ended December 31, 2007 from approximately $4.5 million for the period from January 9, 2006 (inception) to December 31, 2006. The increase in cost of revenue is primarily due to the acquisition of Networkfleet on August 1, 2006, which results in comparing the year ended December 31, 2007 to the five-month period from August 1, 2006 to December 31, 2006. Furthermore, the number of units active on the network increased in the year ended December 31, 2007 relative to the period from the August 1, 2006 to December 31, 2006. Cost of revenues as a percentage of total revenues decreased to 58% in the year ended December 31, 2007, an 11% decrease from 65% in the period from January 9, 2006 (inception) to December 31, 2006. This decrease resulted primarily from the increase in service revenues as a percentage of total revenues. Service revenues yield a higher gross margin than hardware revenues and represented 46% of total revenue in the year ended December 31, 2007 relative to 27% of total revenues in the period from January 9, 2006 (inception) to December 31, 2006.

Research and Development Expense

Research and development expense for the year ended December 31, 2007 increased to $23.5 million from $3.1 million for the period from January 9, 2006 (inception) to December 31, 2006, an increase of $20.4 million. In the year ended December 31, 2007, we dedicated additional resources to the development and testing of our telematics system. Specifically, the increase in research and development expense relates primarily to a $14.8 million increase in amounts expensed for work performed by HNS and other contracted labor and a $2.0 million increase in compensation and benefits as the number of employees focused on the development of the telematics system increased in the year ended December 31, 2007. Total headcount involved in research and development activities increased from 11 as of December 31, 2006 to 22 as of December 31, 2007. Also contributing to the increase is the acquisition of Networkfleet on August 1, 2006, which resulted in the inclusion of Networkfleet’s operating results for only five months in the period from January 9, 2006 (inception) to December 31, 2006.

Sales and Marketing Expense

Sales and marketing expense for the year ended December 31, 2007 increased to $5.7 million from $1.3 million for the period from January 9, 2006 (inception) to December 31, 2006, an increase of $4.4 million. This increase relates primarily to a $2.4 million increase in compensation and benefits as the number of employees dedicated to sales and marketing activities increased in the year ended December 31, 2007 as we continued developing our relationship with Chrysler and Mercedes-Benz, pursued relationships with additional automakers and developed our consumer marketing and branding strategy in anticipation of the launch of services enabled by factory-installed hardware and a $1.1 million increase in outside research activities focused on the positioning of our products and services in the market place. Total headcount involved in sales and marketing activities increased from 15 as of December 31, 2006 to 33 as of December 31, 2007. Also contributing to the increase is the acquisition of Networkfleet on August 1, 2006, which resulted in the inclusion of Networkfleet’s operating results for only five months in the period from January 9, 2006 (inception) to December 31, 2006.

General and Administrative Expense

General and administrative expense for the year ended December 31, 2007 increased to $12.8 million from $4.1 million for the period from January 9, 2006 (inception) to December 31, 2006, an increase of $8.7 million. This increase relates primarily to a $4.6 million increase in compensation and benefits as total headcount involved in general and administrative activities increased from 29 as of December 31, 2006 to 41 as of December 31, 2007, as well as a $1.8 million increase in legal, accounting and other professional fees as our operations increased significantly in the year ended December 31, 2007. Also contributing to the increase is the acquisition of Networkfleet on August 1, 2006, which resulted in the inclusion of Networkfleet’s operating results for only five months in the period from January 9, 2006 (inception) to December 31, 2006.

Interest Income (Expense), Net

Interest expense, net for the year ended December 31, 2007 increased to $1.0 million from net interest income of less than $0.1 million for the period from January 9, 2006 (inception) to December 31, 2006. Interest expense, net for the year ended December 31, 2007 consisted of the $1.8 million of accretion on the Series A Preferred Stock, partially offset by $0.8 million of interest earned on cash and cash equivalents. Interest income, net for the period from January 9, 2006 (inception) to December 31, 2006 consisted of the $0.4 million of interest earned on cash, cash equivalents and short-term investments, mostly offset by $0.4 million of accretion on the Series A Preferred Stock.

Income Tax Benefit

For the year ended December 31, 2007 and for the period from January 9, 2006 (inception) to December 31, 2006, we recognized an income tax benefit of approximately $2.2 million and $2.3 million, respectively, relating to the reversal of our net deferred tax liability. As of December 31, 2007, we had a net deferred tax asset against which we had recorded a full valuation allowance.

Liquidity and Capital Resources

As of September 30, 2009, we had unrestricted cash and cash equivalents of approximately $21.8 million. In December 2009, we raised an aggregate of approximately $22.4 million of cash through the issuance and sale of common stock and the issuance of second lien term indebtedness. As a result of our historical net losses and our limited capital resources, our independent registered public accounting firm’s report on our financial statements as of and for the year ended December 31, 2008 includes an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern. We expect our negative cash flow to continue through at least the second quarter of 2010 as we add vehicles to our telematics system. In light of these net losses and our negative cash flow, we cannot assure you that our net losses and negative cash flow will not accelerate and surpass our expectations, and thus, we may be required to raise additional capital in the future. This additional financing may take the form of loans under a new credit facility, the issuance of bonds or other types of debt securities, the issuance of equity securities or a combination of the foregoing. Any such financing must either comply with the covenants of our credit facility, or we will need to obtain waivers from the lenders. Our credit facility contains covenants that restrict our ability to incur debt and will require mandatory prepayments from the proceeds of an equity financing. Any debt financing obtained may impose various restrictions and additional covenants on us which could limit our ability to respond to market conditions, provide for unanticipated capital investments or take advantage of business opportunities and may subject us to significant interest expense. Additional equity financing may be obtained on terms that are dilutive to the interests of existing stockholders. Debt or additional equity financing may not be available when needed on terms favorable to us or at all, and the failure to attract a sufficient amount of additional debt or equity capital may impair our ability to execute on our business plan. Such additional capital may be provided by, among other things, the cash proceeds from the exercise of the outstanding warrants to purchase shares of our common stock. There is no assurance that we will be successful in raising additional capital, if or when needed, to fund our operations.

Operating Activities

For the nine months ended September 30, 2009, our cash used in operating activities was approximately $35.2 million, consisting primarily of a net loss of $141.4 million, partially offset by a $62.3 million non-cash change in the market value of derivative instruments, the $19.1 million non-cash portion of the impairment charges, $7.5 million of depreciation and amortization, $7.0 million of net changes in operating assets and liabilities, $5.5 million of interest accrued on long-term debt which will be paid in kind with such accrued interest being added to the outstanding principal balance of the long-term debt, $3.3 million of amortization of debt issuance costs and other discounts on the long-term debt, $1.0 million of share-based compensation expense and $0.5 million of non-cash interest expense related to the Series A Preferred Stock. For the nine months ended September 30, 2008, cash used in operating activities was approximately $30.7 million, consisting primarily of a net loss of $39.6 million, increased by $2.9 million from changes in operating assets and liabilities, partially offset by $4.2 million of depreciation and amortization, $3.8 million of interest accrued on long-term debt, $2.1 million of non-cash interest expense related to the Series A Preferred Stock, $1.4 million of amortization of debt issuance costs and other discounts on the long-term debt and $0.3 million of share-based compensation expense.

For the year ended December 31, 2008, cash used in operating activities was approximately $39.1 million, consisting primarily of a net loss of $57.5 million, partially offset by $5.9 million of depreciation and amortization, $5.9 million of interest accrued on long-term debt which will be paid in kind with such accrued interest being added to the outstanding principal balance of the long-term debt, $2.6 million of non-cash interest expense related to the Series A Preferred Stock, $2.4 million of amortization of debt issuance costs and other discounts on the long-term debt, $1.2 million of net changes in operating assets and liabilities and $0.4 million of share-based compensation expense. For the year ended December 31, 2007, cash used in operating activities was approximately $23.6 million and was principally comprised of a net loss of $32.3 million, increased by a $2.2 million tax benefit related to the reversal of deferred tax liabilities, partially offset by $4.5 million of depreciation and amortization, $1.8 million of non-cash interest expense related to the Series A Preferred Stock and an increase in cash flows from operating assets and liabilities of $4.7 million. For the period from January 9, 2006 to December 31, 2006, cash used in operating activities was approximately $2.8 million and was principally comprised of a net loss of $3.8 million, increased by a $2.3 million tax benefit related to the reversal of deferred tax liabilities, partially offset by $1.5 million of depreciation and amortization, $0.4 million of non-cash interest expense related to the Series A Preferred Stock and an increase in cash flows from operating assets and liabilities of $1.4 million.

Investing Activities

For the nine months ended September 30, 2009, cash used in investing activities was approximately $12.8 million, consisting primarily of $10.6 million of capital expenditures related to the factory-installed telematics initiative, $10.2 million of capitalized software costs, $0.2 million deposited into a restricted cash account to collateralize a letter of credit and $0.6 million of capital expenditures related to Networkfleet’s operations, partially offset by the release of $5.3 million of restricted cash that was previously held for the benefit of the lenders of the senior secured term indebtedness and the release of $3.5 million of restricted cash previously held to collateralize a letter of credit that secured certain lease obligations. For the nine months ended September 30, 2008, cash used in investing activities was approximately $24.6 million, consisting primarily of $6.8 million deposited into a restricted cash account for the benefit of the lenders of the senior secured term indebtedness, $3.5 million deposited into a restricted cash account to collateralize a letter of credit that secured certain lease obligations, $7.8 million of capitalized software costs, $6.1 million of capital expenditures related to the factory-installed telematics initiative and $0.4 million of capital expenditures related to Networkfleet’s operations.

For the year ended December 31, 2008, cash used in investing activities was approximately $31.7 million, consisting primarily of the $5.3 million deposited into a restricted cash account for the benefit of the lenders of the senior secured term indebtedness, $2.8 million deposited into a restricted cash account to collateralize letters of credit that secure certain lease obligations, $12.2 million of capitalized software costs, $10.6 million of capital expenditures related to the factory-installed telematics initiative and $0.8 million of capital expenditures related to

Networkfleet’s operations. For the year ended December 31, 2007, cash used in investing activities was approximately $5.1 million and resulted primarily from $3.4 million of capitalized software costs, $2.9 million of capital expenditures related to the factory-installed telematics initiative and $0.6 million of capital expenditures related to Networkfleet’s operations, partially offset by the maturity of $1.8 million of short-term investments. For the period from January 9, 2006 to December 31, 2006, cash used in investing activities was approximately $27.0 million and resulted primarily from $24.7 million used to purchase Networkfleet in August 2006, $1.8 million used for the purchase of short-term investments, $1.0 million deposited into a restricted cash account to collateralize a letter of credit that secures a real estate lease obligation, $0.6 million of capital expenditures related to the factory-installed telematics initiative and $0.5 million of capital expenditures related to Networkfleet’s operations, partially offset by $1.7 million of cash held by Networkfleet on the date of the acquisition.

Financing Activities

For the nine months ended September 30, 2009, cash provided by financing activities was approximately $52.0 million, consisting of $97.2 million of net cash provided by the Merger and $37.0 million of cash proceeds from the issuance and sale of Series B Preferred Stock, partially offset by $74.4 million paid to repurchase common shares in connection with the closing of the Merger, $1.8 million in fees and expenses paid in connection with the issuance of the Series B Preferred Stock and $6.0 million of payments on capital lease obligations. For the nine months ended September 30, 2008, cash provided by financing activities was approximately $58.9 million, consisting of $55.0 million from the issuance of the senior secured term indebtedness with detachable warrants and $12.5 million from the issuance of senior subordinated unsecured notes, partially offset by $5.0 million used to redeem the outstanding shares of the Series B Redeemable Preferred Stock (the “Retired Series B Preferred Stock”), $3.0 million of debt issuance costs related to the senior secured term indebtedness, and $0.5 million of payments on capital lease obligations.

For the year ended December 31, 2008, cash provided by financing activities was approximately $66.7 million, consisting primarily of $60.0 million from the issuance of the senior secured term indebtedness with detachable warrants and $16.0 million from the issuance of senior subordinated unsecured notes, partially offset by $5.0 million used to redeem the outstanding shares of the Retired Series B Preferred Stock, $3.3 million of debt issuance costs related to the senior secured term indebtedness and $1.0 million of payments on capital lease obligations. For the year ended December 31, 2007, cash provided by financing activities was approximately $35.1 million and resulted primarily from $35.0 million from the sale of the Series A Preferred Stock and warrants and $0.1 million from the exercise of stock options. For the period from January 9, 2006 to December 31, 2006, cash provided by financing activities was approximately $45.4 million, consisting primarily of $40.0 million from the sale of the Series A Preferred Stock and a warrant, $5.0 million from the sale of Retired Series B Preferred Stock and $0.4 million from the initial capitalization.

Senior Secured Term Indebtedness

On March 31, 2008, we entered into the First Lien Credit Agreement pursuant to which we issued in multiple tranches during the year ended December 31, 2008 for aggregate consideration of $60.0 million, senior secured term indebtedness due March 31, 2013 with an original principal amount of $60.0 million and warrants to purchase the equivalent of 4,801,112 shares of common stock, comprised of 1,103,922 initial shares and 3,697,190 earn-out shares, at an equivalent exercise price of less than $0.01 per share. As additional consideration for services provided by the lead arranger in connection with the issuance and syndication of the term indebtedness, we issued warrants to an affiliate of the lead arranger to purchase the equivalent of an aggregate of 1,181,244 shares of common stock, comprised of 271,604 initial shares and 909,640 earn-out shares, at an equivalent exercise price of less than $0.01 per share.

The senior secured term indebtedness is guaranteed by all of our existing and future domestic subsidiaries and is secured by all of its tangible and intangible assets. At our election, the term indebtedness bears interest at (i) the Prime Lending Rate plus 10.00% or (ii) for Eurocurrency borrowings, 11.00% plus the greater of LIBOR or 3.00%. In accordance with an agreement between us and one of the senior secured note holders, the interest rate on term indebtedness with a principal amount of $5.0 million will have an interest rate of no higher than 14.00% for the term of the debt. With respect to Eurocurrency borrowings, we may elect interest periods of one, two, three, or six months (or nine or twelve months if approved by each senior secured note holder), and interest is payable in arrears at the end of each interest period but, in any event, at least every three months. With respect to any interest period ending on or prior to March 31, 2010 and unless we elect at least three days prior to the beginning of any such interest period, the interest accrued on the term indebtedness will be paid in kind in arrears with such accrued interest being added to the outstanding principal balance of the term indebtedness. With respect to all interest periods ending after March 31, 2010, the accrued interest will be paid in cash in arrears. As of September 30, 2009, senior secured term indebtedness with an aggregate principal amount, including the accrued interest which had been paid in kind, of approximately $72.1 million was outstanding, and we had elected to convert all outstanding amounts to Prime Lending borrowings which resulted in the term indebtedness bearing an interest rate of 13.25%.

The First Lien Credit Agreement requires us to comply with negative covenants which include, among others, limitations on our ability to incur additional debt; create liens; pay dividends or make other distributions; make loans and investments; sell assets; redeem or repurchase capital stock or subordinated debt; engage in specified transactions with affiliates; consolidate or merge with or into, or sell substantially all of its assets to, another person; and enter into new lines of business. We may incur indebtedness beyond the specific limits allowed under the First Lien Credit Agreement, provided it maintains a leverage ratio of 5.0 to 1.0. In addition, we may incur limited indebtedness secured by junior and subordinated liens to the liens created under the First Lien Credit Agreement. Noncompliance with any of the covenants without cure or waiver would constitute an event of default. An event of default resulting from a breach of a covenant may result, at the option of the note holders, in an acceleration of the principal and interest outstanding. The First Lien Credit Agreement also contains other events of default (subject to specified grace periods), including defaults based on the termination of our contract with either Old Chrysler or Mercedes-Benz, events of bankruptcy or insolvency with respect to us and nonpayment of principal, interest or fees when due. On June 26, 2009, we obtained a waiver from the senior secured lenders under the First Lien Credit Agreement providing that the termination of the Old Chrysler contract would not constitute an event of default under the First Lien Credit Agreement. The First Lien Credit Agreement also requires us to use 25% of the net cash proceeds from certain equity issuances for the repayment of senior secured term indebtedness.

The warrants issued in connection with the issuance of the senior secured term indebtedness were automatically exercised in accordance with their terms upon consummation of the Merger.

Second Lien Term Indebtedness

On December 17, 2009, we entered into the Second Lien Credit Agreement with PLASE HT, as administrative agent, collateral agent and original lender, pursuant to which we issued indebtedness due October 1, 2013 with an original principal amount of $15.0 million. PLASE HT is an affiliate of Apollo and of our controlling stockholder, Communications LLC. The loans under the Second Lien Credit Agreement bear interest at 9.00% per annum, payable-in-kind, and are guaranteed by all of our existing and future domestic subsidiaries. The loans are secured by a second priority lien on substantially all of our tangible and intangible assets, including the equity interests of our subsidiaries. The liens granted in connection with the Second Lien Credit Agreement are expressly subject and subordinated to the liens securing our obligations under the First Lien Credit Agreement. In connection with the issuance of the Second Lien Credit Agreement, we issued PLASE HT a warrant to purchase 3,000,000 shares of common stock at an exercise price of $6.00 per share and entered into a customary registration rights agreement.

The covenants contained in the Second Lien Credit Agreement are substantially the same as those in the First Lien Credit Agreement. The Second Lien Credit Agreement requires the Company to comply with negative covenants which include, among others, limitations on the Company’s ability to incur additional debt; create liens; pay dividends or make other distributions; make loans and investments; sell assets; redeem or repurchase capital stock or subordinated debt; engage in specified transactions with affiliates; consolidate or merge with or into, or sell substantially all of its assets to, another person; and enter into new lines of business. The Company may incur indebtedness beyond the specific limits allowed under the Second Lien Credit Agreement, provided it maintains a leverage ratio of less than 5.0 to 1.0. The events of default under the Second Lien Credit Agreement include, among others, payment defaults; defaults under, or acceleration of, certain indebtedness; termination of the Company’s contract with Mercedes-Benz USA, LLC; breaches of covenants or representations and warranties; certain ERISA events; certain judgments; and bankruptcy and insolvency events. The occurrence of an event of default could result in the acceleration of the obligations under the Second Lien Credit Agreement.

Senior Unsecured Promissory Note

In December 2009, we issued to HNS a senior unsecured promissory note with a principal amount of approximately $8.3 million through the conversion of a trade accounts payable balance of approximately $6.0 million and the approximately $2.3 million outstanding balance on the equipment financing arrangement owed to HNS. The promissory note will accrue interest at a rate of 12.00% per annum, compounded annually, and become due and payable on December 31, 2010. We are required to make scheduled principal payments of approximately $0.8 million on April 15, 2010 and $1.5 million on each of July 15, 2010 and October 15, 2010. In addition, subject to all restrictions in the First Lien Credit Agreement and Second Lien Credit Agreement and certain other limitations, to the extent we sell any capital equipment purchased by us (or purchased by HNS on our behalf) for use in connection with the Telematics Agreement between the parties, but no longer needed by us, we shall make unscheduled prepayments of principal on the promissory note equal to the proceeds from the sale of such capital equipment (net of any selling costs).

Senior Subordinated Unsecured Promissory Notes

On March 31, 2008, we issued to Communications LLC a senior subordinated unsecured promissory note with a principal amount of $12.5 million and a maturity date of October 1, 2013. The note bears interest at a rate of 15.00% per annum which is compounded and added to the principal amount annually and is payable at maturity. In connection with the issuance of the note, we recorded a deemed capital contribution of approximately $2.4 million related to the difference between the fair value of the note using an estimated interest rate we would have paid an unrelated third party on a similar note and the value of the note using the 15.00% stated interest rate. The discount from the face value of the note resulting from the deemed capital contribution will be amortized as additional interest expense over the term of the note using the effective interest method.

On December 12, 2008, we issued to AIF V PLASE an additional senior subordinated unsecured promissory note with a principal amount of $3.5 million and a maturity date of October 1, 2013. The note bears interest at a rate of 15.00% per annum which is compounded and added to the principal amount annually and is payable at maturity. In connection with the issuance of the note, we recorded an additional deemed capital contribution of approximately $2.4 million related to the difference between (i) the fair value of the note using an estimated interest rate we would have paid an unrelated third party on a similar note and (ii) the value of the note using the 15.00% stated interest rate. The discount from the face value of the note resulting from the deemed capital contribution will be amortized as additional interest expense over the term of the note using the effective interest method.

Series A Redeemable Preferred Stock

In July 2006, we issued and sold to Communications LLC, an affiliate of Apollo, for an aggregate purchase price of $40.0 million, 4,000 shares of Series A Preferred Stock and a warrant to purchase the equivalent of 12,191,598 shares of our common stock, comprised of 2,803,223 initial shares and 9,388,375 earn-out shares, at an equivalent exercise price of $0.82 per share. In June 2007, we issued and sold to Communications LLC, for an aggregate purchase price of $15.0 million, an additional 1,500 shares of Series A Preferred Stock and a warrant to purchase the equivalent of 9,143,698 shares of our common stock, comprised of 2,102,417 initial shares and 7,041,281 earn-out shares, at an equivalent exercise price of $1.64 per share. In November 2007, we issued and sold to Communications LLC, for an aggregate purchase price of $20.0 million, an additional 2,000 shares of Series A Preferred Stock and a warrant to purchase the equivalent of 12,191,598 shares of our common stock, comprised of 2,803,223 initial shares and 9,388,375 earn-out shares, at an equivalent exercise price of $2.46 per share. Immediately prior to the consummation of the Merger, the outstanding shares of Series A Preferred Stock were extinguished through (i) the exercise by Communications LLC of the outstanding warrants to purchase Old HTI common stock using shares of Series A Preferred Stock with an aggregate face value of $55.0 million and (ii) the exchange of shares of Series A Preferred Stock with an aggregate face value of $20.0 million for shares of Old HTI common stock which were subsequently exchanged in connection with the Merger for 2,000,000 shares of our common stock, comprised of 459,861 initial shares and 1,540,139 earn-out shares.

Series B Convertible Preferred Stock

On March 12, 2009, we issued and sold 5,000,000 shares of Series B Preferred Stock for an aggregate purchase price of $50.0 million. AIF V PLASE, an affiliate of Apollo, purchased 1,200,000 shares of Series B Preferred Stock for $12.0 million of cash, and HCI, which is the parent of HNS and is controlled by investment funds that are affiliates of Apollo, purchased 1,300,000 shares of Series B Preferred Stock through the conversion of $13.0 million of trade accounts payable transferred from HNS. The remaining 2,500,000 shares of Series B Preferred Stock were purchased by unrelated institutional investors for $25.0 million of cash. As a result of the sale of Series B Preferred Stock, approximately $5.3 million was released to us from an escrow account held for the benefit of its senior secured note holders. This amount constituted all funds remaining in the escrow account. In connection with the Merger, all outstanding shares of Series B Preferred Stock were exchanged for an aggregate of 12,500,000 shares of our common stock, comprised of 5,000,000 initial shares and 7,500,000 earn-out shares.

Sale of Common Stock

On December 28, 2009, we completed a private placement of 2,516,667 shares of common stock to a group of institutional accredited investors at a per share price of $3.00. The aggregate purchase price for the common stock sold in the private placement was approximately $7.4 million in cash and the exchange of 1,662,200 of our publicly-traded warrants which were cancelled following the closing of the private placement. We intend to use the net proceeds from the private placement for general corporate purposes. In connection with the private placement, we entered into a registration rights agreement with the purchasers requiring that, among other things, we register the resale of the shares of common stock sold in the private placement. If we do not meet certain deadlines with respect to making a registration statement covering such resale effective, then cash penalties of 1% of the purchase price per month for up to twelve months may apply. Pursuant to an engagement letter executed in March 2009 for consulting and financial advisory services, in connection with the private placement, we paid Trivergance, an affiliate of a member of our board of directors, approximately $0.1 million of cash.

Warrant Exchange Offer

On June 16, 2009, we initiated an offer to the holders of all of our 19,500,000 outstanding warrants to purchase shares of our common stock the opportunity, for a limited time, to exchange 20 warrants for one share of our common stock. The offer expired on July 24, 2009, and pursuant to the offer, we accepted for exchange 1,094,620 warrants and issued 54,731 shares of common stock. All of the warrants acquired in the exchange were terminated.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements. All subsidiaries in which we have a controlling financial interest are included in the consolidated financial statements, and we do not have any relationships with any special purpose entities.

Contractual Obligations

The following table sets forth our contractual payment obligations as of December 31, 2008 (in thousands):

	Total	Payments Due By Period
		Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years
	(In Thousands)
Senior secured term indebtedness(1)	$107,570	$—	$17,902	$89,668	$—
Senior subordinated promissory notes	33,892	—	—	33,892	—
Series A Redeemable Preferred Stock(2)	75,000	—	—	75,000	—
Capital lease obligations	8,264	2,925	5,339	—	—
Operating lease obligations	4,207	764	1,239	1,326	878
Purchase obligations	58,850	15,450	34,400	9,000	—

Total(3)	$287,783	$19,139	$58,880	$208,886	$878

(1)	As the senior secured term indebtedness bears interest at a variable rate, the estimated interest payments were calculated based on the 13.25% interest rate in effect as of December 31, 2008.
(2)	The Series A Preferred Stock of Old HTI had a mandatory redemption date of October 1, 2013. Immediately prior to the consummation of the Merger, the outstanding shares of Series A Preferred Stock of Old HTI were extinguished through (i) the exercise by Communications LLC of the warrants issued in connection with the Series A Preferred Stock using shares of Series A Preferred Stock with an aggregate face value of $55.0 million and (ii) the exchange of shares of Series A Preferred Stock with an aggregate face value of $20.0 million for shares of common stock of Old HTI which were subsequently exchanged in connection with the Merger for shares of our common stock.
(3)	In December 2009, we (i) entered into the Second Lien Credit Agreement with PLASE HT, pursuant to which we issued indebtedness due October 1, 2013 with an original principal amount of $15.0 million and (ii) issued to HNS a senior unsecured promissory note due December 31, 2010 with a principal amount of approximately $8.3 million through the conversion of a trade accounts payable balance of approximately $6.0 million and the approximately $2.3 million outstanding balance on the equipment financing arrangement owed to HNS. Such additional indebtedness has not been reflected in the table.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

As of September 30, 2009, we had approximately $22.3 million of cash, cash equivalents and restricted cash. This cash, cash equivalents and restricted cash is subject to market risk due to changes in interest rates. In accordance with our investment policy, we diversify our investments among United States Treasury securities and other high credit quality debt instruments that we believe to be low risk. We are averse to principal loss and seek to preserve our invested funds by limiting default risk and market risk.

We may suffer from fluctuating interest rates, which may adversely impact our consolidated results of operations and cash flows. As of September 30, 2009, we had outstanding debt with an aggregate face amount, including interest which has been paid in kind, of approximately $91.5 million, which included variable rate borrowings of approximately $72.1 million. As of September 30, 2009, the hypothetical impact of a one percentage point increase in interest rates related to our outstanding variable rate debt would be to increase annual interest expense by approximately $0.7 million.

Recently Issued Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued a new accounting standard governing fair value measurement. This standard defines fair value, establishes a framework for measuring fair value in accordance with GAAP and expands disclosures about fair value measurements. The fair value standard was to be effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In February 2008, the FASB delayed the effective date of the fair value standard by one year for all nonfinancial assets and nonfinancial liabilities, except those recognized or disclosed at fair value in the financial statements on a recurring basis. Those assets and liabilities measured at fair value as of September 30, 2009 and December 31, 2008 did not have a material impact on our financial position or results of operations.

In February 2007, the FASB issued standard new accounting standard pursuant to which entities will be permitted to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis. The standard was effective for us on January 1, 2008. We determined that the utilization of fair value reporting is not appropriate for our financial instruments for which fair value measurement is not required. Consequently, the adoption of the standard did not have a material impact on our financial position and results of operations.

In November 2007, the EITF issued new guidance which states that income statement classification of payments between parties in an arrangement should be based on a consideration of (a) the nature and terms of the arrangement, (b) the nature of the entities’ operations and (c) whether the parties’ payments are within the scope of other existing generally accepted accounting principles. The guidance was effective for us on January 1, 2008. The adoption of the new guidance did not have a material impact on our financial position and results of operations.

In December 2007, the FASB revised prior guidance governing accounting for business combinations. Significant revisions include: (i) all transaction costs related to a business combination are to be expensed when incurred; (ii) certain contingent assets and liabilities purchased in a business combination are to be measured at fair value; (iii) contingent consideration (earn-out arrangements) paid in connection with a business combination are to be measured at fair value depending on the structure of the arrangements; and (iv) subsequent material adjustments made to the purchase price allocation will be recorded back to the acquisition date, which will cause revision of previously issued financial statements when reporting comparative period financial information in subsequent financial statements. The revised guidance is effective for business combinations that are completed on or after January 1, 2009. As of December 31, 2008, we had incurred approximately $0.9 million in transaction costs related to the Merger which are included in other current assets in our condensed consolidated balance sheets. Upon adoption of the revised business combinations guidance, we expensed such transaction costs which are included in general and administrative expense in our condensed consolidated statements of operations for the nine months ended September 30, 2009.

In June 2008, the Emerging Issues Task Force (“EITF”) issued guidance on determining whether an instrument, including embedded features, is indexed to an entity’s own stock. Under the new guidance, a company first evaluates any contingent exercise provisions based on the previously existing guidance, and second, evaluates the instruments’ settlement provisions. This guidance is effective for fiscal periods beginning after December 15, 2008. Based on an evaluation of the newly effective guidance, we determined that the warrants issued in connection with the issuance of the Series A Preferred Stock and the warrants issued in connection with the issuance of the senior secured term indebtedness contained provisions which under the new guidance, indicated that the warrants were not indexed to HUGHES Telematics stock. Accordingly, upon the adoption of the new guidance, we reclassified the $133.9 million fair value of the warrants from equity to a liability and recorded such amount as a cumulative effect of a change in accounting principle as of January 1, 2009. We also determined that the automatic exchange feature of the Series B Preferred Stock pursuant to which the Series B Preferred Stock would be directly exchanged for shares of Polaris common stock in connection with the Merger should be considered a separate derivative instrument as, pursuant to the new guidance, the exchange provision was not considered indexed to HUGHES Telematics stock but rather indexed to Polaris stock. We recognized a charge of approximately $62.3 million in the nine months ended September 30, 2009 related to the increase in fair market value of these instruments during such period. As the warrants were exercised and the Series B Preferred Stock was extinguished in connection with the Merger, we will not record additional charges in future periods related to these instruments.

In June 2009, the FASB issued additional guidance over the disclosure of subsequent events that requires companies to recognize in the financial statements the effects of subsequent events that provide additional evidence about conditions that existed at the balance sheet date, including the estimates inherent in the process of preparing financial statements. An entity shall disclose the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued. Companies are not permitted to recognize subsequent events that provide evidence about conditions that did not exist at the balance sheet date but arose after the balance sheet date and before the financial statements are issued. Some non-recognized subsequent events must be disclosed to keep the financial statements from being misleading. For such events a company must disclose the nature of the event, an estimate of its financial effects or a statement that such estimate cannot be made. This guidance applies prospectively for interim or annual financial periods ending after June 15, 2009. The adoption of the subsequent events guidance did not affect our financial position, results of operations or cash flows.

In June 2009, the FASB issued the Accounting Standards Codification (“Codification”) which established the Codification as the single source of authoritative non-governmental GAAP which was launched on July 1, 2009. The Codification does not change current GAAP but is intended to simplify user access to all authoritative GAAP by providing all the authoritative literature related to a particular topic in one place. All existing accounting standard documents have been superseded and all other accounting literature not included in the Codification will be considered non-authoritative. Rules and interpretative releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. Our adoption of the Codification was effective for the three month period ended September 30, 2009 and did not have an impact on our financial position, results of operations or cash flows.

In September 2009, the EITF issued revised guidance governing revenue arrangements with multiple deliverables which provides a greater ability to separate and allocate arrangement consideration in a multiple element arrangement. The revised guidance requires the use of an estimated selling price to allocate arrangement consideration and eliminates the residual method of allocation. The guidance will become effective for us on January 1, 2011; however, earlier adoption is permitted. The adoption of the revised guidance is not expected to have a material effect on our financial position, results of operations or cash flows.

In September 2009, the EITF issued revised guidance governing revenue arrangements that include software elements. The revised guidance amends the scope of existing guidance to exclude tangible products that include software and non-software components that function together to deliver the products essential functionality. The revised guidance will become effective for us on January 1, 2011; however, earlier adoption is permitted. The adoption of the revised guidance is not expected to have a material effect on our financial position, results of operations or cash flows.

Properties

Our principal properties are described in this prospectus in the section entitled “Business—Property”.

MANAGEMENT

Directors and Executive Officers

Name	Age	Position
Jeffrey A. Leddy	54	Chief Executive Officer, Director
Erik J. Goldman	49	President
Craig J. Kaufmann	34	Vice President Finance and Treasurer
Robert C. Lewis	44	General Counsel and Secretary
Keith J. Schneider	52	President and Chief Executive Officer, Networkfleet
Andrew D. Africk	43	Director
Marc V. Byron	46	Director
Andrew Hines	70	Director
Warren N. Lieberfarb	65	Director
Steven Martinez	40	Director
Matthew H. Nord	30	Director
Aaron J. Stone	36	Director
Mark VanStekelenburg	57	Director

Jeffrey A. Leddy. Mr. Leddy has been our Chief Executive Officer since December 2006 and has served on our Board of Directors since March 2006. Prior to his employment with us, from April 2003 through December 2006, Mr. Leddy served as Chief Executive Officer and President of SkyTerra Communications, Inc. (“SkyTerra”). Prior to serving as Chief Executive Officer and President, Mr. Leddy served as the President and Chief Operating Officer of SkyTerra from October 2002 and its Senior Vice President of Operations from June 2002. From September 1980 to December 2001, Mr. Leddy worked for EMS Technologies serving most recently as Vice President. Mr. Leddy currently serves on the board of directors of HUGHES Communications, Inc., HUGHES Systique Corporation and ArrowStream Inc. Mr. Leddy also serves on the board of managers of HNS.

Erik J. Goldman. Mr. Goldman has been our President since July 2006. Prior to joining us, Mr. Goldman served as a Vice President of SkyTerra from March 2003 through June 2006, where his responsibilities included acquisition, development and corporate oversight of the organization’s portfolio companies in the wireless and satellite services industries. Prior to joining SkyTerra, Mr. Goldman consulted to a European Satellite Radio venture. From 1995 to December 2001, Mr. Goldman worked for Leo One Worldwide, most recently as Vice President of Technology and Business Development, where he led an extensive telematics effort. Previously, Mr. Goldman served as Director of Business Development for dbX Corporation, a telecom-focused investment and management group with active interests in cellular, paging and satellite businesses. Prior to joining dbX in 1991, Mr. Goldman served as a Member of Technical Staff of Mitre Corporation and as a Senior Communications Design Engineer of Raytheon Corporation.

Craig J. Kaufmann. Mr. Kaufmann has been our Vice President Finance and Treasurer since December 2006. Prior to joining us, Mr. Kaufmann served as Controller and Treasurer of SkyTerra from April 2003 and served as its Director of Financial Reporting from November 2000. Prior to joining SkyTerra, Mr. Kaufmann was the Financial Reporting Manager of Kozmo.com from March 2000 to November 2000, and an associate at PricewaterhouseCoopers from August 1998 to March 2000.

Robert C. Lewis. Mr. Lewis has been our General Counsel and Secretary since January 2007. From April 1998 to May 2008, Mr. Lewis was employed by SkyTerra serving as its Senior Vice President and General Counsel from July 2000 to April 2008, as its Vice President, General Counsel and Secretary from May 1998 to July 2000. Prior to joining SkyTerra, Mr. Lewis was an associate at the law firm of Fried, Frank, Harris, Shriver & Jacobson from October 1992.

Keith J. Schneider. Mr. Schneider has been employed as President of our Networkfleet subsidiary since April 2007. In January 2010, Mr. Schneider was also named Chief Executive Officer of Networkfleet. Prior to joining Networkfleet, Mr. Schneider served as Vice President of indirect distribution for Sprint Nextel Communications (“Nextel”), where he was responsible for the strategic direction and implementation of key programs and policies supporting Nextel’s local and national third party indirect channels. Before assuming that position, he served as the area president of New England operations for Nextel, a $200 million business where he had full profit and loss responsibility and managed sales and distribution, marketing, finance, operations, human resources, service and repair. Mr. Schneider began his Nextel career as a general manager in Southern California, launching and building one of Nextel’s first and largest markets.

Andrew D. Africk. Mr. Africk has served as a member of our board of directors since January 2006. Mr. Africk is a senior partner of Apollo, which, together with its affiliates, acts as managing general partner of the Apollo Investment Funds, a series of private securities investment funds, where he has worked since 1992. Mr. Africk serves on the boards of directors of Hughes Communications, Inc. and SOURCECORP, Incorporated. Mr. Africk also serves on the board of managers of HNS.

Marc V. Byron. Mr. Byron served as a member of the board of directors and chief executive officer of Polaris Acquisition Corp. from Polaris’ inception in June 2007 through the March 31, 2009 merger with Old HTI and has served on our board of directors since the consummation of the Merger. Mr. Byron co-founded Trivergance, a middle market merchant banking and investment firm, in June 2006, and has served as a Managing Member since its formation. Trivergance acted as a strategic and financial advisor in the $750 million transaction in which Sunterra Corporation went private. Since May 2003, Mr. Byron has also served as chairman of MG, LLC, d/b/a Tranzact, a marketing services firm that helps companies acquire customers and manage complex transactions by combining expertise in developing customer acquisition strategies with experience in applying technology. He has also served as an advisor to Apollo on large marketing and media related transactions. In 1997, Mr. Byron founded Paradigm Direct and served as its chief executive officer until its sale to Mosaic Group, Inc., a Canadian marketing services firm. After the sale, Paradigm Direct changed its name to Mosaic Performance Solutions North America and Mr. Byron served as its chief executive officer until December 2001.

Andrew P. Hines. Mr. Hines has served as a member of our board of directors since March 31, 2009. Mr. Hines has been a principal of Hines and Associates, a financial management consulting firm since September 2006 and from 2001 until October 2005. Mr. Hines served as Vice President and Chief Financial Officer of GenTek, Inc., a manufacturer of industrial components and performance chemicals, from October 2005 to September 2006. Mr. Hines is the chairman of the Audit Committee.

Warren N. Lieberfarb. Mr. Lieberfarb has served as a member of our board of directors since March 31, 2009. Mr. Lieberfarb is the Chairman and Chief Executive Officer of Warren N. Lieberfarb & Associates LLC, a media, entertainment and technology consulting and investment firm. From 1984 until December 2002, Mr. Lieberfarb was President of Warner Home Video, a subsidiary of Warner Bros. Entertainment and a global leader in the creation, distribution, and marketing of theatrical motion pictures and television programming on video/DVD. Mr. Lieberfarb also serves on the board of directors and board of trustees of the American Film Institute and chairs its Entrepreneurial Committee. He also serves on the board of directors and is Vice Chairman of MOD Systems, a retail systems provider enabling in-store digital signage, sampling and fulfillment of music and video content. He is currently on the University of Pennsylvania Library board of overseers, the Undergraduate Executive Committee of The Wharton School, and previously was a member of the University’s board of trustees from 2001 to 2005. Mr. Lieberfarb is also a member of the Academy of Motion Pictures Arts and Sciences.

Steven Martinez. Mr. Martinez has served as a member of our board of directors since March 31, 2009. Mr. Martinez is a partner at Apollo. Prior to joining Apollo in 2000, he worked for Goldman Sachs & Company and Bain and Company. Mr. Martinez also serves on the board of directors of Goodman Global Holdings, Inc., Rexnord Global Holdings and Jacuzzi Brands, Inc., Prestige Cruise Holdings, and Norwegian Cruise Lines.

Matthew H. Nord. Mr. Nord has served as a member of our board of directors since December 2006 and is a principal of Apollo, where he has worked since 2003. Prior to that time, Mr. Nord was a member of the Investment Banking division of Salomon Smith Barney Inc. Mr. Nord serves on the board of directors of Affinion Group, Noranda Aluminum and SOURCECORP, Inc.

Aaron J. Stone. Mr. Stone has served as a member of our board of directors since March 31, 2009. Mr. Stone is a senior partner of Apollo which, together with its affiliates, acts as managing general partner of the Apollo Investment Funds, a series of private securities investment funds, where he has worked since 1997. Mr. Stone also serves on the board of directors of AMC Entertainment Inc., Hughes Communications, Inc. and Connections Academy, LLC, and on the board of managers of HNS.

Mark VanStekelenburg. Mr. VanStekelenburg has served as a member of our board of directors since March 31, 2009. From 1992 to 1998 he was chairman, president, and chief executive officer of Rykoff-Sexton/US Foodservice Inc. Mr. VanStekelenburg is also a member of the board of directors of Bergensons Property Services, Inc., Chemco, Inc., JSI Store Fixtures Inc. and ArrowStream, Inc. He is also a member of the Advisory Boards of Champlain Capital Partners, LLC and an Honorary Member of the board of trustees and a member of the audit committee of the March of Dimes.

Meetings and Committees of the Board of Directors

During the year ended December 31, 2009, our board of directors held six meetings. Although we do not have any formal policy regarding director attendance at annual stockholder meetings, we will attempt to schedule our annual meetings so that all our directors can attend. We expect our directors to attend all board and committee meetings and to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities.

Committees

Audit Committee

The audit committee of the board of directors consists of Messrs. Hines, Lieberfarb and VanStekelenburg. Mr. Hines serves as the chairman of our audit committee. The independent directors we appointed to our audit committee are independent members of our board of directors, as defined by the rules of the SEC. The audit committee’s duties, which are specified in our audit committee charter, include, but are not limited to:

•

reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the board whether the audited financial statements should be included in our Form 10-K;

•	discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

•	discussing with management major risk assessment and risk management policies;

•	monitoring the independence of the independent auditor;

•	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

•	inquiring and discussing with management our compliance with applicable laws and regulations;

•	pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;

•	appointing or replacing the independent auditor;

•

determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work; and

•

establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies.

The audit committee will at all times be composed exclusively of “independent directors” who are able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement.

The board of directors has determined that Mr. Hines qualifies as an “audit committee financial expert,” as defined under applicable SEC rules and regulations. Our audit committee did not meet during fiscal 2008 and had three meetings in 2009.

Compensation Committee

The compensation committee of the board of directors consists of Messrs. Africk, Lieberfarb and Nord. The majority of the directors we appointed to our compensation committee are independent members of our board of directors, as defined by the rules of the SEC. The compensation committee’s duties, which are specified in our audit committee charter, include, but are not limited to:

•	reviewing at least annually the goals and objectives of our executive compensation plans;

•	reviewing at least annually our executive compensation plans in light of our goals and objectives with respect to such plans;

•	evaluating annually the performance of our chief executive officer in light of the goals and objectives of our executive compensation plans;

•	evaluating annually the performance of our other executive officers in light of the goals and objectives of our executive compensation plans;

•	evaluating annually the appropriate level of compensation for members of our board of directors and committee service by non-employee directors;

•	reviewing and approving any severance or termination arrangements to be made with any of our executive officers;

•	performing such duties and responsibilities as may be assigned to our board of directors or the compensation committee under the terms of any executive compensation plan;

•	reviewing perquisites or other personal benefits to our executive officers and directors and recommending any changes to our board of directors;

•

reviewing and discussing with management our compensation discussion and analysis, and based on that review and discussion, to recommend to our board of directors that the compensation discussion and analysis be included in our annual proxy statement or annual report on Form 10-K;

•

producing a committee report on executive compensation in accordance with the rules and regulations of the SEC to be included in our annual proxy statement or annual report on Form 10-K filed with the SEC; and

•

reviewing the description of the compensation committee’s processes and procedures for the consideration and determination of executive and director compensation to be included in our annual proxy statement.

Code of Ethics and Committee Charters

We have adopted a code of ethics that applies to our officers and directors. Our code of ethics and our board committee charters are available on our website at www.hughestelematics.com. In addition, a copy of the code of ethics will be provided without charge upon request in writing at 2002 Summit Boulevard, Suite 1800, Atlanta, GA 30319 or by telephone at (770) 391-6400.

COMPENSATION DISCUSSION AND ANALYSIS

The compensation committee of our board of directors is empowered to review and approve, or recommend for the approval of the full board of directors, compensation for our executive officers.

Objectives of Compensation Program

The primary objective of our compensation program, including the executive compensation program, is to attract and retain qualified management personnel who can work in our dynamic business environment. A further objective of the compensation program is to provide incentives and reward each member of management for his or her contribution to our business. In addition, we strive to promote an ownership mentality among key leadership and members of the board of directors. Finally, we endeavor to ensure that the compensation program is perceived as fundamentally fair to all stakeholders.

What the Compensation Program is Designed to Reward

The compensation program is designed to reward each executive officer’s contribution to our success. In measuring the executive officers’ contribution, the compensation committee is expected to consider numerous subjective factors, rather than more traditional metrics, in light of the fluid and growing nature of our business.

Our senior management provides to our compensation committee recommendations regarding most compensation matters. We do not currently engage any consultant related to executive and/or director compensation matters.

Stock price performance is expected to be a factor in determining annual compensation; however, to the extent the price of our common stock is subject to significant fluctuations due to a variety of factors outside of management’s control, the weight placed on stock performance may be lessened. It is not currently expected that there will be an exact formula for allocating between cash and non-cash compensation, although, to date, we have provided relatively little non-cash compensation, other than through stock option grants. Cash compensation is generally paid as earned.

Elements of the Compensation Plan and How They Relate to the Objectives

Annual executive officer compensation currently consists of a base salary component and a discretionary annual bonus component. In the future, the compensation committee is expected to set total executive cash compensation sufficiently high to attract and retain a strong, motivated leadership team and recognize executive officers’ roles in accomplishing extraordinary transactions.

As set forth in the table below, with the heading “Outstanding Equity Awards at Fiscal Year-End 2009,” each of our executive officers set forth below has received stock option grants under the HUGHES Telematics 2006 Stock Incentive Plan (the “2006 Plan”). We adopted a new HUGHES Telematics, Inc. 2009 Equity and Incentive Plan (the “2009 Plan”), which became effective upon the Merger. Stock options outstanding under the HUGHES Telematics 2006 Stock Incentive Plan were exchanged in the Merger for options exercisable for shares of our common stock under the 2006 Plan. The purpose of the Plan is to promote interests of our company, subsidiaries and stockholders by providing our directors, officers, employees and consultants with appropriate incentives and rewards to encourage them to enter into and continue in our employ or service, to acquire a proprietary interest in our long-term success and to reward the performance of individuals in fulfilling their personal responsibilities for long-range achievements.

HUGHES Telematics, Inc. 2009 Equity and Incentive Plan

The 2009 Plan provides for the grant of equity-based awards, including restricted common stock, restricted stock units, stock options, stock appreciation rights and other equity based awards, as well as cash bonuses and long-term cash awards to our officers and other employees, advisors and consultants who are selected by the compensation committee for participation in the 2009 Plan. Unless earlier terminated by the board of directors, the 2009 Plan will expire on March 31, 2019. The board of directors may amend the 2009 Plan at any time. Termination of the 2009 Plan and amendments to the 2009 Plan are not intended to adversely affect any award that is then outstanding without the award holder’s consent, and the Company must obtain stockholder approval of a 2009 Plan amendment if stockholder approval is required to comply with any applicable, law or regulation.

Administration of the 2009 Plan

The 2009 Plan is administered by the compensation committee, which has the authority to, among other things, exercise all the powers and authorities either specifically granted to it under the 2009 Plan or necessary or advisable in the administration of the 2009 Plan, including, without limitation, the authority to determine who will be granted awards and the types of awards that may be granted. The compensation committee may, in its sole discretion, without amendment to the 2009 Plan: (i) accelerate the date on which any option granted under the 2009 Plan becomes exercisable, waive or amend the operation of 2009 Plan provisions respecting exercise after termination of employment or otherwise adjust any of the terms of the option and (ii) accelerate the vesting date, or waive any condition imposed under the 2009 Plan, with respect to any restricted stock or other award, or otherwise adjust any of the terms applicable to any such award.

Equity Incentive Program

A maximum of 2,500,000 shares (subject to adjustment) of our common stock have been reserved for grants pursuant to the equity incentive program under the 2009 Plan, and a maximum of 1,000,000 shares (subject to adjustment) may be issued pursuant to the exercise of incentive stock options granted under the 2009 Plan. Under the 2009 Plan, no more than 600,000 shares (subject to adjustment) of our common stock may be made subject to awards granted to a single individual in a single plan year. In the event that the compensation committee determines that any corporate event, such as a stock split, reorganization, merger, consolidation, repurchase or share exchange, affects our common stock such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of 2009 Plan participants, then the compensation committee will make those adjustments as it deems necessary or appropriate to any or all of:

•	the number and kind of shares of common stock or other securities that may thereafter be issued in connection with future awards;

•	the number and kind of shares of common stock, securities or other property issued or issuable in respect of outstanding awards;

•	the exercise price, grant price or purchase price relating to any award; and/or

•	the maximum number of shares subject to awards which may be awarded to any employee during any of our tax years;

provided that, with respect to incentive stock options, any such adjustment will be made in accordance with Section 424 of the Code.

In the event the outstanding shares of our common stock will be changed into or exchanged for any other class or series of capital stock or cash, securities or other property pursuant to a re-capitalization, reclassification, merger, consolidation, combination or similar transaction, then, unless otherwise determined by the compensation committee: (i) each stock option will thereafter generally become exercisable for the number and/or kind of capital stock, and/or the amount of cash, securities or other property so distributed, into which the shares of common stock subject to the stock option would have been changed or exchanged had the option been exercised in full prior to such transaction and (ii) each award that is not a stock option and that is not automatically changed in connection with the transaction will represent the number and/or kind of shares of capital stock, and/or the amount of cash, securities or other property so distributed, into which the number of shares of common stock covered by the award would have been changed or exchanged had they been held by a stockholder.

The 2009 Plan provides that unless otherwise determined by the compensation committee, if on or within one year following a change in control (as defined in the 2009 Plan), a participant’s employment is terminated by us other than for cause (as defined in the 2009 Plan) or by the participant for good reason (as defined in the 2009 Plan): (i) any award or part of an award that is subject to time vesting that was not previously vested will become fully vested and (ii) any award or portion thereof, the vesting or exercisability of which is based upon the achievement of one or more performance goals within the one-year period following such termination of employment shall remain outstanding for a period of one year following such termination of employment, subject at all times to the earlier expiration of the original term of such award, and if the applicable goals are achieved during such period, the award shall become fully vested and exercisable.

Equity-based Awards—The compensation committee will determine all of the terms and conditions of equity-based awards granted under the 2009 Plan, including whether the vesting or payment of an award will be subject to the attainment of performance goals. The performance goals that may be applied to awards under the equity incentive program under the 2009 Plan are the same as those discussed below under “—Cash Incentive Programs.”

Stock Options and Stock Appreciation Awards—The terms and conditions of stock options and stock appreciation rights granted under the 2009 Plan are determined by the compensation committee and set forth in an agreement between us and the 2009 Plan participant. Stock options granted under the 2009 Plan may be “incentive stock options” within the meaning of Section 422 of the Code or non-qualified stock options. Pursuant to the 2009 Plan, a stock appreciation right confers on the participant the right to receive an amount, in cash or shares of our common stock (in the discretion of the compensation committee), equal to the excess of the fair market value of a share of our common stock on the date of exercise over the exercise price of the stock appreciation right, and may be granted alone or in tandem with another award. No stock appreciation rights have been granted under the 2009 Plan. The exercise price of an option granted under the 2009 Plan will not be less than the fair market value of the common stock on the date of grant, unless otherwise provided by the compensation committee. The vesting of a stock option or stock appreciation right will be subject to conditions as determined by the compensation committee, which may include the attainment of performance goals.

Restricted Stock Awards—The terms and conditions of awards of restricted stock granted under the 2009 Plan are determined by the compensation committee and set forth in an agreement between the Company and the 2009 Plan participant. These awards are subject to restrictions on transferability which may lapse under circumstances as determined by the compensation committee, which may include the attainment of performance goals. Unless otherwise provided in the agreement, the holder of restricted stock will have the right to receive dividends on the restricted stock, which dividends will be subject to the same restrictions as the underlying award of restricted stock.

The 2009 Plan also provides for other equity-based awards, the form and terms of which will be as determined by the compensation committee, consistent with the purposes of the 2009 Plan. The vesting or payment of these awards may be made subject to the attainment of performance goals.

Cash Incentive Programs

Under the 2009 Plan, the compensation committee is authorized to grant annual and long-term cash awards to plan participants, including our executive officers. In general, with respect to cash awards intended to qualify as performance-based compensation under Section 162(m) of the Code, the maximum value of the total cash payment that any plan participant may receive under the 2009 Plan’s annual cash incentive program for any year is $2.5 million, and the maximum value of the total cash payment that any plan participant may receive under the 2009 Plan’s long-term cash incentive program for any one year of a long-term performance period is $2.5 million.

Payment of awards granted under the cash incentive programs may be made subject to the attainment of performance goals to be determined by the compensation committee in its discretion. With respect to awards intended to qualify as performance-based compensation under Section 162(m) of the Code, the compensation committee may base performance goals on one or more of the following business criteria applied to the

Company, a subsidiary of the Company, a business unit, a product line or any combination thereof: (1) return on equity; (2) earnings per share; (3) net income (before or after taxes); (4) earnings before all or any of interest, taxes, depreciation and/or amortization; (5) operating income (6) cash flow; (7) return on assets; (8) market share; (9) cost reduction goals or levels of expenses, costs or liabilities; (10) earnings from continuing operations; or (11) any combination of one or more of the foregoing over a specified period. Such qualified performance-based goals may be expressed in terms of attaining a specified level of the particular criteria, the attainment of a percentage increase or decrease in the particular criteria, or may be applied to our performance, a subsidiary of ours, a business unit, product line, or any combination thereof, relative to a market index, a group of other companies (or their subsidiaries, business units or product lines), or a combination thereof. The compensation committee has the authority to make appropriate adjustments to such qualified performance goals to reflect the impact of extraordinary items (as defined in the 2009 Plan) not reflected in such goals.

Future grants under the 2009 Plan will be made at the discretion of the compensation committee and, accordingly, are not yet determinable. In addition, the value of the awards granted under the 2009 Plan will depend on a number of factors, including the fair market value of our common stock on future dates and the exercise decisions made by the participants and/or the extent to which any applicable performance goals necessary for vesting or payment are achieved. Consequently, it is not possible to determine the benefits that might be received by participants receiving discretionary grants under, or having their annual bonuses paid pursuant to, the 2009 Plan.

HUGHES Telematics, Inc. 2006 Stock Incentive Plan

Our 2006 Plan provides for share-based compensation awards, including incentive stock options, non-qualified stock options and share awards, to our officers, employees, non-employee directors and non-employee consultants. There are 3,047,900 shares of common stock authorized for issuance under the 2006 Plan. The 2006 Plan is administered by the compensation committee of our board of directors which determines eligibility, amount, and other terms and conditions of awards. Options awarded under the 2006 Plan generally have a term of ten years and an exercise price equal to or greater than the fair value of the underlying shares of common stock on the date of grant. Generally, half of each award vests in equal parts over a period of three years of continued employment or service to the Company. The remaining half of each award vests upon the achievement of certain pre-established performance goals set by our board of directors. In the event an option holder’s service to us is terminated for either (i) other than good reason, as defined in the 2006 Plan, before the fifth anniversary of the holder’s service to the Company or (ii) cause, we may repurchase any stock obtained through the exercise of a stock option within 180 days of such holder’s termination date at a price equal to the lesser of the fair market value of the stock on the date of termination or the exercise price of the stock option. In the event an option holder’s service is terminated for any of (i) good reason, as defined in the 2006 Plan, (ii) other than cause or (iii) following the fifth anniversary of such holder’s service to us, we may repurchase any stock obtained through the exercise of a stock option within 180 days of such holder’s termination date at a price equal to the fair market value of the stock on the date of termination. The 2006 Plan provides for the grant of equity-based awards, including restricted common stock, restricted stock units, stock options, stock appreciation rights and other equity based awards, as well as cash bonuses and long-term cash awards to our officers and other employees, advisors and consultants who are selected by the compensation committee.

How the Company Expects to Choose Amounts for Each Element of Compensation

Each executive’s current and prior compensation has been and is expected to be considered in setting future compensation. The elements of our compensation plan (e.g., base salary, bonus and stock options or restricted stock) are common to many companies. The exact base pay, option or stock grant, and bonus awarded by us is chosen in an effort to balance the competing objectives of fairness to all stakeholders and attracting and retaining executives and other senior managers. In an effort to preserve capital, HUGHES Telematics any cash bonuses to our executive officers for 2008, although Mr. Schneider received a cash bonus from Networkfleet. Bonuses for services provided in the year ended December 31, 2009 have not been determined. For additional information regarding the compensation of our executive officers, please see the Summary Compensation Table below.

Grant Policies

We expect that future annual stock option grants to executive officers, including the named executive officers, and other employees will coincide with the meeting of the compensation committee following year-end, at which discretionary bonuses are considered. Except in the case of new hires, we do not expect the compensation committee generally to grant options on other dates. The grant date will be established when the compensation committee approves the grant. The exercise price of an option granted under the 2009 Plan will not be less than the fair market value of the common stock on the date of grant, unless otherwise provided by the compensation committee. If at the time of any planned option grant date any member of the board of directors or executive team is aware of material non-public information, we would not generally make the planned stock option grant. In such event, as soon as practical after material information is made public, the compensation committee will have a specially called meeting and/or otherwise take all necessary steps to authorize a stock option grant.

Accounting and Tax Considerations

We comply with the accounting guidance governing share-based payments which requires us to value stock options grants periodically under the fair value method and expense those amounts in the income statement over the stock option’s vesting period.

We have structured our compensation program to comply with Code Sections 162(m) and 409A. Under Section 162(m) of the Code, a limitation is placed on tax deductions of any publicly held corporation for individual compensation to certain executives of such corporation exceeding $1,000,000 in any taxable year, unless the compensation is performance-based. If an executive is entitled to nonqualified deferred compensation benefits that are subject to Section 409A, and such benefits do not comply with Section 409A, then the benefits are taxable in the first year they are not subject to a substantial risk of forfeiture. In such case, the executive is subject to regular federal income tax, interest and an additional federal income tax of 20% of the benefit includible in income.

Summary Compensation Table

The following table sets forth information concerning compensation for our principal executive officer, principal financial officer and its three other most highly compensated executive officers who were serving as executive officers as of December 31, 2009.

Name and Principal Position	Year	Salary	Bonus(1)	Option Awards(2)	All Other Compensation(3)	Total
Jeffrey A. Leddy	2009	$350,000	$—	$363,295	$8,946	$722,241
Chief Executive Officer	2008	351,153	—	129,872	11,196	492,221
	2007	310,000	175,000	11,000	3,847	499,847

Erik J. Goldman	2009	325,000	—	189,544	8,817	523,361
President	2008	306,730	—	84,531	12,068	403,329
	2007	225,000	225,000	7,160	10,877	468,037

Craig J. Kaufmann	2009	205,000	—	59,055	7,304	271,359
Vice President Finance and Treasurer	2008 2007	200,576 165,000	— 75,000	10,736 16,084	7,919 5,444	219,231 261,528
Robert C. Lewis(4)	2009	240,000	—	59,124	8,416	307,540
General Counsel and Secretary	2008	202,307	—	10,824	8,755	221,886
	2007	89,490	25,000	15,739	8,142	138,371

Keith J. Schneider	2009	265,000	—	51,075	371	316,446
President and Chief Executive Officer, Networkfleet	2008 2007	265,961 173,077	125,000 91,146	3,392 2,307	78,199 135,937	347,552 402,467

(1)	Bonuses for services provided in the year ended December 31, 2009 have not been determined. Mr. Schneider’s bonus for services provided in the year ended December 31, 2008 was granted in April 2009 and is reflected in 2008. Messrs. Leddy, Goldman, Kaufmann and Lewis did not receive a cash bonus for services provided in the year ended December 31, 2008. Bonuses for services provided in the year ended December 31, 2007 were granted in April 2008 and are reflected in 2007.
(2)	The amount shown in this column are the amounts that we recognized as compensation expense in the year shown pursuant to SFAS No. 123(R), except that in accordance with the rules of the SEC, these figures do not include estimates of forfeitures related to service-based vesting conditions. For a discussion of the assumptions used in the valuation under SFAS No. 123(R), see Note 10 to our consolidated financial statements on page F-37 of this prospectus.
(3)	Other compensation for Mr. Leddy includes (i) matching contributions to our 401(k) plan of $8,575 for 2009, $9,077 for 2008 and $358 for 2007, (ii) group term life insurance coverage in excess of $50,000 of $371 for 2009, $717 for 2008 and $690 for 2007 and (iii) reimbursements under a supplemental medical reimbursement insurance plan of $1,402 for 2008 and $2,799 for 2007. Other compensation for Mr. Goldman includes (i) matching contributions to the HUGHES Telematics 401(k) plan of $8,575 for 2009, $8,914 for 2008 and $6,490 for 2007, (ii) group term life insurance coverage in excess of $50,000 of $242 for 2009, $467 for 2008 and $450 for 2007 and (iii) reimbursements under a supplemental medical reimbursement insurance plan of $2,687 for 2008 and $3,937 for 2007. Other compensation for Mr. Kaufmann includes (i) matching contributions to the HUGHES Telematics 401(k) plan of $7,175 for 2009, $7,020 for 2008 and $4,760 for 2007, (ii) group term life insurance coverage in excess of $50,000 of $129 for 2009, $249 for 2008 and $240 for 2007 and (iii) reimbursements under a supplemental medical reimbursement insurance plan of $650 for 2008 and $444 for 2007. Other compensation for Mr. Lewis includes (i) matching contributions to the HUGHES Telematics 401(k) plan of $8,255 for 2009, $5,235 for 2008 and $2,481 for 2007, (ii) group term life insurance coverage in excess of $50,000 of $161 for 2009, $193 for 2008 and $164 for 2007 and (iii) reimbursements under a supplemental medical reimbursement insurance plan of $3,327 for 2008 and $5,497 for 2007. Other compensation for Mr. Schneider includes (i) group term life insurance coverage in excess of $50,000 of $371 for 2009, $414 for 2008 and $287 for 2007, (ii) reimbursement of certain relocation expenses of $135,650 for 2007 and (iii) reimbursement of taxes paid on amounts reimbursed for relocation expense of $77,785 for 2008.
(4)	Mr. Lewis was named Secretary in July 2006 but was not entitled to compensation for his services until he became our part-time employee in February 2007. Mr. Lewis became a full-time employee in May 2008.
(5)	Mr. Schneider was named President of Networkfleet on April 9, 2007. His salary in 2007 reflects a partial year.

2009 Grants of Plan Based Awards

The following table summarizes equity awards granted to HUGHES Telematics’ named executive officers during the year ended December 31, 2009.

Name	Grant Date	All Other Option Awards: Number of Shares of Stocks or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards(1)
Jeffrey A. Leddy	6/5/2009	80,000	300,000	$5.19	$1,581,049
Erik J. Goldman	6/5/2009	40,000	150,000	5.19	707,249
Craig J. Kaufmann	6/5/2009	20,000	60,000	5.19	316,878
Robert C. Lewis	6/5/2009	20,000	60,000	5.19	316,878
Keith J. Schneider	6/5/2009	7,500	80,000	5.19	323,029

(1)

The amount shown in this column represents the grant date fair value determined pursuant to the accounting guidance for share-based payments, except that in accordance with the rules of the SEC, these figures do not include estimates of forfeitures related to service-based vesting conditions. For a discussion of the assumptions used in the valuation under the accounting guidance, see Note 10 to our consolidated financial statements on page F-47 of this proxy statement.

Employment Agreements

Our named executive officers other than Mr. Schneider are at-will employees. We have not entered into agreements with them that provide for any material element of compensation, rather, such agreements provide for participation in our standard employee benefit plans and contain restrictive covenants concerning our confidential information.

Keith J. Schneider. Effective March 23, 2007, Networkfleet entered into a letter agreement with Keith J. Schneider concerning his employment. In addition to providing for a base salary of $250,000 per annum, Mr. Schneider’s letter agreement provides that he is eligible to receive a bonus following the end of each full calendar year during his employment, based upon achievement against both objective and subjective goals established by the board of directors of Networkfleet in its sole discretion (following consultation with him), in an amount equal to up to 50% of his salary. Mr. Schneider’s actual bonus for 2007 was pro-rated as he commenced employment with Networkfleet in April 2007. Mr. Schneider’s letter agreement provides that the board of directors of Networkfleet may consider granting an additional annual bonus if Mr. Schneider significantly exceeds the goals previously set. Information concerning the termination provisions of Mr. Schneider’s letter agreement is set forth below, at “Potential Payments Upon Termination or Change-in-Control.”

Outstanding Equity Awards

The following table summarizes the outstanding equity award holdings of our executive officers as of December 31, 2009.

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date		Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)
Jeffrey A. Leddy	56,064	28,032	403,567	$2.47	11/30/17	(1)	80,000	(13)	$260,000
	—	175,000	175,000	5.19	6/5/19	(2)	—		—

Erik J. Goldman	42,048	21,024	302,675	2.47	11/30/17	(3)	40,000	(13)	130,000
	—	75,000	75,000	5.19	6/5/19	(4)	—		—

Craig J. Kaufmann	5,606	—	37,064	1.65	1/8/17	(5)	20,000	(13)	65,000
	4,204	2,102	30,268	2.47	11/30/17	(6)	—		—
	—	60,000	—	5.19	6/5/19	(7)	—		—

Robert C. Lewis	5,606	—	37,064	1.65	3/9/17	(8)	20,000	(13)	65,000
	4,204	2,102	30,268	2.47	11/30/17	(9)	—		—
	—	60,000	—	5.19	6/5/19	(10)	—		—

Keith J. Schneider	5,606	2,803	64,740	1.65	4/11/17	(11)	7,500	(13)	24,375
	—	80,000	—	5.19	6/5/19	(12)	—		—

(1)

This option award was granted on November 30, 2007 and vests as follows: (i) 365,748 shares vest in three equal installments on November 30, 2008, November 30, 2009 and November 30, 2010, provided that 281,652 of these shares are earn-out options which are exercisable only upon the achievement of certain share price targets within five years after closing of the Merger; and (ii) 121,915 shares vest upon the execution of an additional agreement with an additional automaker, provided that 93,883 of these shares are earn-out options which are exercisable only upon the achievement of certain share price targets prior to March 31, 2014.

(2)	This option award was granted on June 5, 2009 and vests as follows: (i) 175,000 shares vest in three installments of 87,500 shares on June 5, 2011, 43,750 shares on June 5, 2012 and 43,750 shares on June 5, 2013; and (ii) 175,000 shares are earn-out options which are exercisable only upon the achievement of certain share price targets prior to March 31, 2014.
(3)	This option award was granted on November 30, 2007 and vests as follows: (i) 274,311 shares vest in three equal installments on November 30, 2008, November 30, 2009 and November 30, 2010, provided that 211,239 of these shares are earn-out options which are exercisable only upon the achievement of certain share price targets within five years after closing of the Merger; and (ii) 91,436 shares vest upon the execution of an additional agreement with an additional automaker, provided that 70,412 of these shares are earn-out options which are exercisable only upon the achievement of certain share price targets prior to March 31, 2014.
(4)	This option award was granted on June 5, 2009 and vests as follows: (i) 75,000 shares vest in three installments of 37,500 shares on June 5, 2011, 18,750 shares on June 5, 2012 and 18,750 shares on June 5, 2013; and (ii) 75,000 shares are earn-out options which are exercisable only upon the achievement of certain share price targets prior to March 31, 2014.
(5)	This option award was granted on January 8, 2007 and vests as follows: (i) 24,384 shares vest in two equal installments on August 1, 2008 and August 1, 2009, provided that 18,778 of these shares are earn-out options which are exercisable only upon the achievement of certain share price targets within five years after closing of the Merger; and (ii) 18,286 shares vest upon the execution of an additional agreement with an additional automaker, provided that 14,081 of these shares are earn-out options which are exercisable only upon the achievement of certain share price targets prior to March 31, 2014.
(6)	This option award was granted on November 30, 2007 and vests as follows: (i) 27,432 shares vest in three equal installments on November 30, 2008, November 30, 2009 and November 30, 2010, provided that 21,126 of these shares are earn-out options which are exercisable only upon the achievement of certain share price targets within five years after closing of the Merger; and (ii) 9,142 shares vest upon the execution of an additional agreement with an additional automaker, provided that 7,040 of these shares are earn-out options which are exercisable only upon the achievement of certain share price targets prior to March 31, 2014.
(7)	This option award was granted on June 5, 2009 and vests in three installments of 30,000 shares on June 5, 2011, 15,000 shares on June 5, 2012 and 15,000 shares on June 5, 2013.
(8)	This option award was granted on March 9, 2007 and vests as follows: (i) 24,384 shares vest in two equal installments on August 1, 2008 and August 1, 2009, provided that 18,778 of these shares are earn-out options which are exercisable only upon the achievement of certain share price targets within five years after closing of the Merger; and (ii) 18,286 shares vest upon the execution of an additional agreement with an additional automaker, provided that 14,081 of these shares are earn-out options which are exercisable only upon the achievement of certain share price targets prior to March 31, 2014.
(9)	This option award was granted on November 30, 2007 and vests as follows: (i) 27,432 shares vest in three equal installments on November 30, 2008, November 30, 2009 and November 30, 2010, provided that 21,126 of these shares are earn-out options which are exercisable only upon the achievement of certain share price targets within five years after closing of the Merger; and (ii) 9,142 shares vest upon the execution of an additional agreement with an additional automaker, provided that 7,040 of these shares are earn-out options which are exercisable only upon the achievement of certain share price targets prior to March 31, 2014.
(10)	This option award was granted on June 5, 2009 and vests in three installments of 30,000 shares on June 5, 2011, 15,000 shares on June 5, 2012 and 15,000 shares on June 5, 2013.
(11)	This option award was granted on April 11, 2007 and vests as follows: (i) 36,576 shares vest in three equal installments on April 9, 2008, April 9, 2009 and April 9, 2010, provided that 28,167 of these shares are earn-out options which are exercisable only upon the achievement of certain share price targets within five years after closing of the Merger; and (ii) 36,573 shares vest on March 31, 2010 to the extent the EBITDA of Networkfleet exceeds $18.6 million for the year ended December 31, 2009, provided that 28,163 of these shares are earn-out options which are exercisable only upon the achievement of certain share price targets prior to March 31, 2014.
(12)	This option award was granted on June 5, 2009 and vests in three installments of 40,000 shares on June 5, 2011, 20,000 shares on June 5, 2012 and 20,000 shares on June 5, 2013.
(13)	These restricted stock awards were granted on June 5, 2009 and vest on June 5, 2012.

Option Exercises and Stock Vested

No stock options were exercised and no restricted stock vested by our executive officers during the year ended December 31, 2009.

Pension Benefits and Non-qualified Deferred Compensation

None of our executive officers participates in or has an account balance in qualified or non-qualified defined benefit pension plans or non-qualified defined contribution plans sponsored by us.

Potential Payments Upon Termination or Change-in-Control

We have entered into an employment agreement with Keith J. Schneider that provides for severance payments to be made in the event that Mr. Schneider’s employment is terminated by us without “cause” or if Mr. Schneider terminates his employment with us for “good reason” (both terms as defined in the agreement). In this event, Mr. Schneider would be entitled to severance pay equal to one year’s base salary and bonus, subject to Mr. Schneider’s execution and non-revocation of a release of claims in favor of us and our affiliates, and his agreement to make himself available for consultation and transition services for a 90-day period following such termination of employment. If Mr. Schneider’s employment with us had been terminated under qualifying circumstances on December 31, 2009, he would have been entitled to severance pay having an aggregate value not exceeding $397,500. Other material terms of Mr. Schneider’s employment agreement with us are set forth above in the section entitled “Compensation Discussion and Analysis—Employment Agreements.”

None of our executive officers is entitled to payment upon a change of control.

Director Compensation

Each of our non-employee directors receives an annual retainer for service on our board of directors, along with expenses incurred in connection with attending each meeting. On May 6, 2009, we granted 36,000 shares of restricted stock under the 2009 Equity and Incentive Plan to each of our non-employee directors. Shares of such common stock may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed by the reporting person until they vest and become transferable. The common stock vests in three equal installments. The first installment vests and becomes transferable on March 31, 2010, and the next two installments vest and become transferable on March 31, 2011 and March 31, 2012. The following table sets forth a summary of the compensation we paid to our non-employee directors for the year ended December 31, 2009.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Total ($)
Andrew D. Africk	$15,000	$34,956	$11,286	$61,242
Marc V. Byron	15,000	34,956	—	49,956
Andrew P. Hines	26,250	34,956	—	61,206
Warren N. Lieberfarb	22,500	34,956	—	57,456
Steven Martinez	15,000	34,956	—	49,956
Matthew H. Nord	15,000	34,956	10,606	60,562
Aaron J. Stone	15,000	34,956	—	49,956
Mark VanStekelenburg	22,500	34,956	—	57,456

(1)	The amount shown in these columns are the amounts that we recognized as compensation pursuant to the accounting guidance governing share-based payment, except that in accordance with the rules of the SEC, these figures do not include estimates of forfeitures related to service-based vesting conditions. For a discussion of the assumptions used in the valuation under the accounting guidance, see Note 10 to our consolidated financial statements on page F-47 of this prospectus.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Certain Relationships and Related Transactions

Hughes Communications, Inc. and Hughes Network Systems, LLC

In July 2006, HNS, a wholly-owned subsidiary of HCI, which is controlled by investment funds that are affiliates of Apollo, granted a limited license to us allowing us to use the HUGHES trademark. The license is limited in that we may use the HUGHES trademark only in connection with our business of automotive telematics and only in combination with the Telematics name. As partial consideration for the license, the agreement provides that HNS will be our preferred engineering services provider. The license is royalty-free, except that we agreed to commence paying a royalty to HNS in the event we no longer have a commercial or affiliated relationship with HNS. As contemplated by the license terms and while the definitive agreement governing the relationship was being negotiated, HNS provided engineering development services to us pursuant to an Authorization to Proceed. In January 2008, we executed a definitive agreement with HNS pursuant to which HNS is continuing to provide us with engineering development and manufacturing services. For the years ended December 31, 2009, 2008 and 2007, HNS provided approximately $23.4 million, $30.9 million and $21.6 million of services, respectively, to us. As of September 30, 2009 and December 31, 2008, we had an outstanding balance, not including the equipment financing discussed below, of approximately $8.5 million and $8.9 million, respectively, payable to HNS.

In October 2007, HNS entered into an agreement with us and a customer of ours, whereby HNS agreed to assume our rights and performance obligations under that agreement in the event that it failed to perform its obligations due to a fundamental cause such as bankruptcy or the cessation of its telematics business. In connection with that agreement, we entered into a letter agreement with HNS pursuant to which we agreed to take certain actions to enable HNS to assume its obligations in the event that such action is required. We believe that agreement terminated upon completion of the Merger.

In June 2008, we entered into an arrangement with HNS pursuant to which HNS purchased, on our behalf, certain production equipment for an aggregate amount of approximately $2.0 million. Under this arrangement, we agreed to pay HNS at a rate of $4.94 per telematics hardware device manufactured using the equipment, provided that (i) we were to pay HNS a minimum of $0.2 million under this arrangement by December 31, 2009 and (ii) we were to pay HNS the balance of the amount owed under this arrangement plus all accrued interest by December 31, 2010. Interest accrued on the outstanding balance at a rate of 11.00% per annum. As of September 30, 2009, we had an outstanding balance related to the equipment financing of approximately $2.3 million.

In March 2009, prior to the Merger, HCI purchased 1,300,000 shares of Series B Preferred Stock from us. The shares were issued to HCI in satisfaction of $13.0 million of trade receivables then currently owed by us to HNS. In connection with the Merger, HCI became a party to the Escrow Agreement and the Shareholders Agreement.

In December 2009, we issued to HNS a senior unsecured promissory note with a principal amount of approximately $8.3 million through the conversion of a trade accounts payable balance of approximately $6.0 million and the approximately $2.3 million outstanding balance on the equipment financing arrangement owed to HNS. The promissory note will accrue interest at a rate of 12.00% per annum, compounded annually, and become due and payable on December 31, 2010. We are required to make scheduled principal payments of approximately $0.8 million on April 15, 2010 and $1.5 million on each of July 15, 2010 and October 15, 2010. In addition, subject to all restrictions in the First Lien Credit Agreement and Second Lien Credit Agreement and certain other limitations, to the extent we sell any capital equipment purchased by us (or purchased by HNS on our behalf) for use in connection with the Telematics Agreement between the parties, but no longer needed by us, we shall make unscheduled prepayments of principal on the promissory note equal to the proceeds from the sale of such capital equipment (net of any selling costs).

HCI is controlled by investment funds affiliated with Apollo. In addition, three members of our board of directors, including Mr. Leddy, our chief executive officer, and Messrs. Africk and Stone, board members affiliated with Apollo, are members of the board of managers of HNS and the board of directors of HCI. In addition, Mr. Leddy owns less than 1% of the equity of HCI as of September 30, 2009 and approximately 16.4% of the non-voting Class B membership interests of HNS.

Apollo Global Management LLC

Communications LLC, AIF V PLASE and PLASE HT are each affiliated with Apollo.

In March 2008, we issued to Communications LLC a senior subordinated unsecured promissory note with a principal amount of $12.5 million and a maturity date of October 1, 2013. The note bears interest at a rate of 15.00% per annum which is compounded and added to the principal amount annually and is payable at maturity.

In December 2008, we issued AIF V PLASE (i) for aggregate consideration of $5.0 million, senior secured term indebtedness with a principal amount of $5.0 million and warrants to purchase 402,993 shares of common stock at an exercise price of $0.01 per share and (ii) a senior subordinated unsecured promissory note with a principal amount of $3.5 million and a maturity date of October 1, 2013.

In March 2009, AIF V PLASE purchased 1,200,000 shares of our Series B Preferred Stock in exchange for $12.0 million of cash. In addition, in connection with the Merger, Apollo or certain of its affiliates became signatories to each of the Shareholders Agreement and the Escrow Agreement. Pursuant to the Escrow Agreement, Apollo serves as escrow representative.

In December 2009, we entered into the Second Lien Credit Agreement with PLASE HT, as administrative agent, collateral agent and original lender, pursuant to which we issued indebtedness due October 1, 2013 with an original principal amount of $15.0 million. The loans under the Second Lien Credit Agreement bear interest at 9.00% per annum, payable-in-kind, and are guaranteed by all of our existing and future domestic subsidiaries. The loans are secured by a second priority lien on substantially all of our tangible and intangible assets, including the equity interests of our subsidiaries. The liens granted in connection with the Second Lien Credit Agreement are expressly subject and subordinated to the liens securing our obligations under the First Lien Credit Agreement. In connection with the issuance of the Second Lien Credit Agreement, we issued PLASE HT a warrant to purchase 3,000,000 shares of common stock at an exercise price of $6.00 per share and entered into a customary registration rights agreement.

In December 2009, AIF V PLASE transferred its ownership in all of its equity and debt interests of us, including its holding of senior secured term indebtedness, the senior subordinated unsecured promissory note and common stock, to PLASE HT.

Trivergance Business Resources, LLC and Trivergance, LLC

In September 2008, we entered into a services agreement with TBR, an affiliate of Marc Byron, a member of our board of directors, pursuant to which TBR provided a marketing assessment and other research to aid in creating a marketing and retention platform for us. We paid TBR a fee of approximately $0.2 million, reasonable and customary travel expenses and certain other expenses incurred in connection with the engagement. Additionally, in November 2008, we entered into a letter agreement with TBR pursuant to which we engaged TBR to provide certain marketing services in exchange for an approximately $0.1 million monthly draw against a per subscriber fee payable on certain subscribers acquired beginning in November 2008 and continuing through December 2010. In January 2010, the parties entered into an amended agreement to remove the per-subscriber fee and continue under a fixed fee retainer of approximately $0.1 million per month. For the year ended December 31, 2009, TBR provided approximately $1.4 million of services to us.

Mr. Byron is also an affiliate of Trivergance. For consulting and financial advisory services provided in connection with the sale of the Series B Preferred Stock, we paid Trivergance approximately $1.3 million of cash and issued Trivergance a warrant to purchase 314,117 shares of Company common stock, comprised of 72,224 initial shares and 241,893 earn-out shares, at an equivalent exercise price of approximately $0.167 per share. Pursuant to the same engagement letter, in connection with the private placement completed in December 2009, we paid Trivergance, an affiliate of a member of our board of directors, approximately $0.1 million of cash. Mr. Byron was the former Chief Executive Officer of Polaris and served as a member of Polaris’ board of directors.

Director Independence

Because our equity securities are traded on the OTC Bulletin Board, we are not subject to any director independence requirements that may apply if our common stock was listed a national securities exchange, such as the NYSE Amex. We are subject to the director independence requirements of Rule 10A-3 under the Exchange Act with respect to members of our Audit Committee. Prior to their appointment to our board of directors, each of Messrs. Lieberfarb, Hines and VanStekelenburg was determined by our board of directors to meet the independence requirements of both the NYSE Amex and Rule 10A-3 under the Exchange Act.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below sets forth the beneficial ownership as of February 11, 2010. The table sets forth the actual beneficial ownership of our common stock by the following individuals or entities:

•	each person who own more than 5% of the outstanding shares of our capital stock;

•	each of our directors and executive officers; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. Except as otherwise indicated, each person or entity named in the tables is expected to have sole voting and investment power with respect to all shares of our capital stock shown as beneficially owned, subject to applicable community property laws.

As of February 11, 2010, 87,087,624 shares of our common stock were issued and outstanding, of which 58,498,131 were earn-out shares or sponsor earn-out shares placed in escrow pursuant to the Escrow Agreement, to be released contingent upon our common stock meeting specified share price targets over the five-year period following the closing of the Merger. The information presented under Column A in the table below reflects beneficial ownership excluding all shares subject to earn-out. Note that the beneficial ownership percentages under Column A do not reflect the voting power beneficially owned by these individuals and entities because their earn-out shares may be voted without restriction, which will have the net effect of increasing the voting power held by the stockholders holding such earn-out shares and decreasing the voting power held by other stockholders. The information presented under Column B in the table below reflects beneficial ownership including all shares subject to earn-out and reflects the voting power beneficially owned by the listed individuals and entities.

We have assumed no exercise of the outstanding warrants or options (other than, in the case of each individual or entity listed in the table below, warrants or stock options held by that individual or entity that will be exercisable for our common stock within 60 days of February 11, 2010).

	Column A			Column B
	Beneficial Ownership (Excluding Earn-out Shares)			Beneficial Ownership (Including Earn-out Shares)
Name of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership		Percentage of Outstanding Common Stock	Amount and Nature of Beneficial Ownership		Percentage of Outstanding Common Stock
Apollo Management V, L.P.	17,966,220	(2)	56.9%	63,467,284	(3)	70.5%
Wellington Management Company, LLP	6,164,827	(4)	21.6%	9,914,827	(5)	11.4%
Jeffrey A. Leddy	220,161	(6)	0.8%	689,580	(7)	0.8%
Erik J. Goldman	166,145	(8)	0.6%	588,622	(9)	0.7%
Craig J. Kaufmann	36,819	(10)	0.1%	93,151	(11)	0.1%
Robert C. Lewis	36,819	(12)	0.1%	93,151	(13)	0.1%
Keith J. Schneider	15,909	(14)	0.1%	44,076	(15)	0.1%
Andrew D. Africk	39,504	(16)	0.1%	51,240	(17)	0.1%
Marc V. Byron	1,662,343	(18)	5.6%	2,237,261	(19)	2.5%
Andrew P. Hines	36,000	(20)	0.1%	36,000	(20)	0.0%
Warren N. Lieberfarb	36,000	(20)	0.1%	36,000	(20)	0.0%
Steven Martinez	36,000	(21)	0.1%	36,000	(21)	0.0%
Matthew H. Nord	39,504	(22)	0.1%	51,240	(23)	0.1%
Aaron J. Stone	36,000	(24)	0.1%	36,000	(24)	0.0%
Mark VanStekelenburg	36,000	(20)	0.1%	36,000	(20)	0.0%
All current directors and executive officers as a group (13 individuals)	2,397,204	(25)	8.1%	4,028,321	(26)	4.5%

(1)	Unless otherwise indicated, the business address of the individuals who are our current officers and directors is 2002 Summit Boulevard, Suite 1800, Atlanta, Georgia 30319.

(2)	Includes (i) 12,373,560 shares of common stock held by Communications LLC, (ii) 1,292,660 shares of common stock held by PLASE HT, (iii) 3,000,000 shares of common stock issuable upon exercise of warrants held by PLASE HT and (iv) 1,300,000 shares of common stock held by HCI. Apollo Management V, L.P. (“Management V”) is the manager of Communications LLC. Apollo Management, L.P. (“Management”), an SEC registered investment adviser, is the sole member and manager of AIF V Management, LLC (“Management V GP”), which is the general partner of Management V. Apollo Management GP, LLC (“Management GP”) is the general partner of Management. Apollo Management Holdings, L.P. (“Management Holdings”) is the sole member and manager of Management GP. The general partner of Management Holdings is Apollo Management Holdings GP, LLC (“Management Holdings GP”). AIF V PLASE has been delegated management authority for PLASE HT. Apollo Advisors V, L.P. (“Advisors V”) is the general partner of AIF V PLASE. Apollo Capital Management V, Inc. (“Capital Management V”) is the general partner of Advisors V. Apollo Principal Holdings I, L.P. (“Principal Holdings”) is the sole stockholder of Capital Management V, and Apollo Principal Holdings I GP, LLC (“Apollo Principal GP”) is the general partner of Principal Holdings. According to a Schedule 13D filed on April 10, 2009, Apollo Investment Fund IV, L.P. and other investment funds affiliated with Apollo Investment Fund IV’s manager, Apollo Management IV, L.P. or general partner, Apollo Advisors IV, L.P., controlled approximately 57.7% of the voting power of HCI. Management is the managing general partner of Apollo Management IV, L.P. Apollo Capital Management IV, Inc. (“Capital Management IV”) is the general partner of Apollo Advisors IV, L.P. Principal Holdings is the sole stockholder of Capital Management IV. Leon Black, Joshua Harris and Marc Rowan are the principal executive officers and managers of Management Holdings GP and Apollo Principal GP, and as such may be deemed to have voting and/or dispositive powers with respect to the shares owned by Communications LLC, PLASE HT and HCI. Each of Messrs. Black, Harris and Rowan disclaims beneficial ownership of any shares of common stock owned or to be received by Apollo, except to the extent of any pecuniary interest therein. The business address of Management V is 9 West 57th Street, 43rd Floor, New York, New York 10019.
(3)	Includes (i) the shares of common stock described in footnote (2) above, (ii) 41,440,731 earn-out shares held by Communications LLC, (iii) 2,110,333 earn-out shares held by PLASE HT and (iv) 1,950,000 earn-out shares held by HCI.
(4)	Includes shares of common stock held by investment advisory clients of Wellington Management. Wellington Management is an investment adviser registered under the Investment Advisers Act of 1940, as amended. Wellington Management, in such capacity, may be deemed to share beneficial ownership over the shares held by its client accounts. The business address of Wellington Management is 75 State Street, Boston, Massachusetts 02109.
(5)	Includes the shares of common stock described in footnote (4) above and 3,750,000 earn-out shares held by investment advisory clients of Wellington Management.
(6)	Includes (i) 58,391 shares of common stock held by Mr. Leddy, (ii) 25,706 shares of common stock held by the Jeffrey A. Leddy Grantor Retained Annuity Trust, (iii) 80,000 shares of restricted common stock granted to Mr. Leddy under the 2009 Plan and (iv) 56,064 shares of common stock issuable upon exercise of stock options that are exercisable within 60 days.
(7)	Includes (i) the shares of common stock described in footnote (6) above, (ii) 195,560 earn-out shares held by Mr. Leddy, (iii) 86,091 earn-out shares held by the Jeffrey A. Leddy Grantor Retained Annuity Trust, and (iv) 187,768 shares of common stock issuable upon exercise of earn-out options that are exercisable within 60 days.
(8)	Includes (i) 84,097 shares of common stock held by Mr. Goldman, (ii) 40,000 shares of restricted common stock granted to Mr. Goldman under the 2009 Plan and (iii) 42,048 shares of common stock issuable upon exercise of stock options that are exercisable within 60 days.

(9)	Includes (i) the shares of common stock described in footnote (8) above, (ii) 281,651 earn-out shares held by Mr. Goldman and (iii) 140,826 shares of common stock issuable upon exercise of earn-out options that are exercisable within 60 days.
(10)	Includes (i) 7,009 shares of common stock currently held by Mr. Kaufmann, (ii) 20,000 shares of restricted common stock granted to Mr. Kaufmann under the 2009 Plan and (iii) 9,810 shares of common stock issuable upon exercise of stock options that are exercisable within 60 days.
(11)	Includes (i) the shares of common stock described in footnote (10) above, (ii) 23,470 earn-out shares held by Mr. Kaufmann and (iii) 32,862 shares of common stock issuable upon exercise of earn-out options that are exercisable within 60 days.
(12)	Includes (i) 7,009 shares of common stock currently held by Mr. Lewis, (ii) 20,000 shares of restricted common stock granted to Mr. Lewis under the 2009 Plan and (iii) 9,810 shares of common stock issuable upon exercise of stock options that are exercisable within 60 days.
(13)	Includes (i) the shares of common stock described in footnote (12) above, (ii) 23,470 earn-out shares held by Mr. Lewis and (iii) 32,862 shares of common stock issuable upon exercise of earn-out options that are exercisable within 60 days.
(14)	Includes 7,500 shares of restricted common stock granted to Mr. Schneider under the 2009 Plan and 8,409 shares of common stock issuable upon exercise of stock options that are exercisable within 60 days.
(15)	Includes the shares of common stock described in footnote (14) above and 28,167 shares of common stock issuable upon exercise of earn-out options that are exercisable within 60 days.
(16)	Includes 36,000 shares of restricted common stock granted to Mr. Africk under the 2009 Plan and 3,504 shares of common stock issuable upon exercise of stock options that are exercisable within 60 days. Does not include any shares of common stock held by Communications LLC, HCI and PLASE HT, each of which is an affiliate of Apollo, of which Mr. Africk is a senior partner. Mr. Africk disclaims beneficial ownership of any shares of common stock owned by any affiliates of Apollo, except to the extent of any pecuniary interest therein.
(17)	Includes the shares of common stock described in footnote (16) above, and 11,736 shares of common stock issuable upon exercise of earn-out options that are exercisable within 60 days.
(18)	Includes (i) 621,293 shares of common stock held by Byron Business Ventures XX, LLC, an entity controlled by Mr. Byron, (ii) 36,000 shares of restricted common stock granted to Mr. Byron under the 2009 Plan, (iii) 900,000 shares of common stock issuable upon exercise of warrants held by Byron Business Ventures XX, LLC and (iv) 105,050 shares of common stock held by Trivergance, an entity controlled by Mr. Byron.
(19)	Includes (i) the shares of common stock described in footnote (18) above, (ii) 333,025 earn-out shares held by Byron Business Ventures XX, LLC and (iii) 241,893 earn-out shares held by Trivergance.
(20)	Includes shares of restricted common stock granted under the 2009 Plan.
(21)	Includes shares of restricted common stock granted to Mr. Martinez under the 2009 Plan. Does not include any shares of common stock held by Communications LLC, HCI and PLASE HT, each of which is an affiliate of Apollo, of which Mr. Martinez serves as a partner. Mr. Martinez disclaims beneficial ownership of any shares of common stock owned by any affiliates of Apollo, except to the extent of any pecuniary interest therein.
(22)	Includes 36,000 shares of restricted common stock granted to Mr. Nord under the 2009 Plan and 3,504 shares of common stock issuable upon exercise of stock options that are exercisable within 60 days. Does not include any shares of common stock held by Communications LLC, HCI and PLASE HT, each of which is an affiliate of Apollo, of which Mr. Nord serves as a principal. Mr. Nord disclaims beneficial ownership of any shares of common stock owned by any affiliates of Apollo, except to the extent of any pecuniary interest therein.
(23)	Includes the shares of common stock described in footnote (22) above, and 11,736 shares of common stock issuable upon exercise of earn-out options that are exercisable within 60 days.
(24)

Includes shares of restricted common stock granted to Mr. Stone under the 2009 Plan. Does not include any shares of common stock held by Communications LLC, HCI and PLASE HT, each of which is an affiliate of Apollo, of which Mr. Stone serves as a senior partner. Mr. Stone disclaims beneficial ownership of any shares of common stock owned by any affiliates of Apollo, except to the extent of any pecuniary interest therein.
(25)	Includes (i) 908,555 shares of common stock, (ii) 900,000 shares of common stock issuable upon the exercise of warrants, (iii) 455,500 shares of restricted common stock granted under the 2009 Plan and (iv) 133,149 shares of common stock issuable upon exercise of stock options that are exercisable within 60 days.
(26)	Includes (i) the shares of common stock described in footnote (25) above, (ii) 852,135 earn-out shares, (iii) 333,026 sponsor earn-out shares and (iv) 445,957 shares of common stock issuable upon exercise of earn-out options that are exercisable within 60 days.

DESCRIPTION OF SECURITIES

Common Stock

Authorized and Outstanding

We are authorized to issue up to 155,000,000 shares of common stock, par value $0.0001 per share, of which 87,087,624 shares are outstanding as of the date of this prospectus.

Voting Rights

Holders of our common stock have the right to cast one vote for each share of stock in their name on the books of our company, whether represented in person or by proxy, on all matters submitted to a vote of holders of common stock, including election of directors. There is no right to cumulative voting in election of directors. Except where a greater requirement is provided by statute, by our certificate of incorporation or by-laws, the presence, in person or by proxy duly authorized, of one or more holders of a majority of the outstanding shares of our common stock constitutes a quorum for the transaction of business. The vote by the holders of a majority of outstanding shares is required to effect certain fundamental corporate changes such as liquidation, merger, or amendment of our articles of incorporation.

Dividends

Although there are no restrictions in our certificate of incorporation or by-laws that prevent us from declaring dividends, we have not declared any dividends to date and do not plan to declare any dividends in the foreseeable future. Our ability to pay dividends is subject to the terms of our debt agreements which, among other things, limit the amount of dividends we may pay.

Preemptive Rights

Holders of our common stock are not entitled to preemptive rights, and no redemption or sinking fund provisions are applicable to our common stock. All outstanding shares of our common stock are, and the shares of common stock sold in the offering will when issued, be fully paid and non-assessable.

Preferred Stock

We are authorized to issue up to 10,000,000 shares of preferred stock, par value $0.0001 per share. No shares of preferred stock are outstanding as of the date of this prospectus.

Units and Warrants

On January 17, 2008, we completed our initial public offering of 15,000,000 units at $10.00 per unit. Each unit consists of one share of our common stock, $0.0001 par value, and one redeemable common stock purchase warrant (the “IPO warrants”). In conjunction with the consummation of the initial public offering, we sold an aggregate of 4,500,000 warrants to certain existing stockholders on a private placement basis at a price of $1.00 per warrant, for an aggregate price of $4.5 million. The 4,500,000 warrants sold to certain existing stockholders on a private placement basis are the warrants being offered by the selling security holders pursuant to this prospectus. Each warrant and IPO warrant entitles the holder to purchase from us one share of common stock at an exercise price of $7.00. The warrants and IPO warrants expire on January 10, 2012 at 5:00 p.m., New York City time, or upon earlier redemption by us: (i) in whole and not in part; (ii) at a price of $0.01 per warrant or IPO warrant at any time after the warrants or IPO warrants become exercisable; (iii) upon not less than 30 days’ prior written notice of redemption; and (iv) if, and only if, the reported last sale price of the common stock equals or exceeds $14.25 per share, for any 20 trading days within a 30 trading day period ending three business days before we send the notice of redemption.

The right to exercise the warrants and IPO warrants will be forfeited unless they are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a warrant or IPO warrants will have no further rights except to receive the redemption price for such holder’s warrant or IPO warrant upon surrender of such warrant or IPO warrant.

The warrants offered pursuant to this prospectus are identical to the IPO warrants underlying the units sold in our initial public offering except that if the IPO warrants are called for redemption, the warrants offered pursuant to this prospectus will be exercisable on a cashless basis so long as they are still held by the selling stockholders or their affiliates. If the selling security holders retain any warrants and take advantage of this option, they would pay the exercise price by surrendering their warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to holders of warrants and IPO warrants.

The exercise price and number of shares of common stock issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or our recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of common stock at a price below their respective exercise prices.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of Continental Stock Transfer & Trust Company, as warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No warrants will be exercisable and we will not be obligated to issue shares of common stock unless at the time a holder seeks to exercise such warrant, a prospectus relating to the common stock issuable upon exercise of the warrants is current and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, we have agreed to use our best efforts to meet these conditions and to maintain a current prospectus relating to the common stock issuable upon exercise of the warrants until the expiration of the warrants. However, we cannot assure you that we will be able to do so and, if we do not maintain a current prospectus relating to the common stock issuable upon exercise of the warrants, holders will be unable to exercise their warrants and we will not be required to settle any such warrant exercise. If the prospectus relating to the common stock issuable upon the exercise of the warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, we will not be required to net cash settle or cash settle the warrant exercise, the warrants may have no value, the market for the warrants may be limited and the warrants may expire worthless.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up to the nearest whole number the number of shares of common stock to be issued to the warrant holder.

As of February 11, 2010, there were an aggregate of 16,743,180 warrants and IPO warrants outstanding.

Shareholders’ Agreement

Immediately prior to the consummation of the Merger, Polaris, the initial shareholders of Polaris, and certain securityholders of Old HTI, including those selling security holders who were holders of Series B Preferred Stock (“Series B Selling security holders”), entered into the Shareholders’ Agreement.

The Series B Selling security holders agreed not to transfer any shares of our common stock issued to them in the Merger for a period of six months after the closing of the Merger, with certain limited exceptions for private transfers (e.g., to family members) where the transferee agrees to be bound by the terms of the lock-up exceptions. The holders of Old HTI’s common stock party to the Shareholders’ Agreement agreed not to transfer any shares of our common stock, including shares of our common stock underlying stock options, issued to them in the Merger for a period of two years after the closing of the Merger, with certain limited exceptions for private transfers (e.g., to family members) where the transferee agrees to be bound by the terms of the lock-up exceptions. Polaris’ initial stockholders agreed not to transfer any shares of our common stock for a period of one year after the closing of the Merger, with certain limited exceptions for private transfers (e.g., to family members) where the transferee agrees to be bound by the terms of the lock-up exceptions.

Additionally, Polaris’ initial stockholders and holders of Old HTI’s common stock agreed not to transfer, as applicable, (i) any sponsor earn-out shares or (ii) any earn-out shares, including shares of our common stock underlying earn-out options, issued to them in the Merger and placed in escrow pursuant to the escrow agreement, until:

•

with respect to shares released from escrow between the first and second anniversaries (including the second anniversary) of the closing of the Merger, upon the achievement of the share price target for the first tranche of earn-out shares, one year following the distribution of these securities from escrow; and

•

with respect to any other shares released from escrow (including sponsor earn-out shares and earn-out shares in the first tranche that are not released on or before the second anniversary of the closing of the Merger), the earlier of (i) six months following the distribution of these shares from escrow and (ii) the fifth anniversary of the closing of the Merger.

All of the holders of Old HTI’s common stock are subject to these transfer restrictions except for one non-employee, unaffiliated stockholder of HUGHES Telematics, who owned fewer than 50,000 shares of our common stock at the closing of the Merger (including earn-out shares). Parties to the Shareholders’ Agreement may vote the earn-out shares, escrowed indemnity shares and sponsor earn-out shares, as applicable, without restriction while they remain in escrow.

The parties to the Shareholders’ Agreement agreed that in the event Marc V. Byron, one of our directors, resigns, is removed, or is unable to serve on our board of directors while earn-out shares or escrowed indemnity shares remain in escrow (the “escrow period”), we will nominate a replacement designated by Polaris’ initial stockholders (as determined by a majority-in-interest of such stockholders) and parties to the Shareholders’ Agreement will vote their shares in favor of Marc V. Byron or a replacement director designated by Polaris’ initial stockholders until the earlier of (i) the termination of the escrow period and (ii) the date when Polaris’ initial stockholders hold less that 50% of the outstanding shares of our common stock held by Polaris’ initial stockholders at the closing of the Merger.

The Shareholders’ Agreement also provides for certain registration rights beginning after the expiry of the applicable transfer restrictions for the shares of our common stock issued to the Series B Selling security holders and holders of Old HTI’s common stock in the Merger, the shares of our common stock held by Polaris’ initial stockholders, the Polaris warrants and shares of Polaris common stock underlying such warrants (the “registerable securities”). Under the Shareholders’ Agreement, the Series B Selling security holders, holders of Old HTI’s common stock and Polaris’ initial stockholders are afforded demand rights, shelf registration rights and “piggyback” rights.

Pursuant to the Shareholders’ Agreement, we are required to file the registration statement of which this prospectus forms a part covering all of the shares of our common stock received by the Series B Selling security holders in connection with the Merger. Additionally, the Series B Selling security holders are entitled to “piggyback” rights and are separately entitled to two demand registrations and may demand an underwritten offering beginning on March 31, 2010. If we fail to meet our obligation to have this registration statement declared effective within six months of the closing of the Merger, the Series B Selling security holders will be entitled to receive, at our election, cash or additional shares of our common stock, equal in value to (i) $0.10 multiplied by (ii) the number of shares of our common stock held by such purchasers, on September 30, 2009 and for every 30-day period that such shelf registration statement has not been declared effective and/or a proportionate fraction of such amount for any delay period or additional delay period of less than 30 days.

Holders of Old HTI’s common stock holding a majority-in-interest of the such stockholders’ registerable securities and Polaris’ initial stockholders holding a majority-in-interest of such stockholders’ registerable securities will be able to make written demands to us to register all or any portion of their respective registerable securities at any time after the expiry of the applicable transfer restrictions and will also be able to make shelf takedown demands for their respective registerable securities at any time after we have become eligible to file registration statements on Form S-3 and after the expiry of the applicable transfer restrictions. We are not required to (i) effect more than two demand registrations and two shelf takedown demands initiated by Polaris’ initial stockholders or four demand registrations and four shelf takedown demands initiated by holders of Old HTI’s common stock or (ii) effect a demand registration or shelf takedown for Polaris’ initial stockholders if the value of registerable securities in the proposed registration or shelf takedown is less than $2.0 million, or effect a demand registration or shelf takedown for the holders of Old HTI’s common stock if the value of registerable securities in the proposed registration or shelf takedown is less than $20.0 million. The demand notice and demand registration are subject to customary limitations on demands, cutbacks, withdrawals and underwriters. Holders of Old HTI’s common stock and Polaris’ initial stockholders will have unlimited “piggyback” rights after the expiry of the applicable transfer restrictions, subject to customary restrictions. Securities will cease to be registerable pursuant to the Shareholders’ Agreement once they are saleable under Rule 144 and not subject to the volume restrictions therein.

We agreed to indemnify the parties to the Shareholders’ Agreement from any losses arising out of, or based upon, any untrue statement of a material fact contained in any registration statement or prospectus, any omission to state a material fact therein or necessary to make the statements therein not misleading or any violation by us of the Securities Act. However, the SEC has taken the position that indemnification for liabilities arising under the Securities Act of 1933 is against public policy and unenforceable. The Shareholders’ Agreement will terminate (i) with respect to the securityholders of Old HTI, on the date when the securityholders of Old HTI together hold less than 10% of the outstanding our common stock, and (ii) with respect to all parties, on the date of a change of control of our company. The registration rights of the securityholders of Old HTI and Polaris’ initial stockholders, as applicable, will survive until such holders no longer own any of our common stock (or, with respect to Polaris’ initial stockholders, any warrants). The indemnification provisions will survive the termination of the Shareholders’ Agreement.

Amended and Restated Co-Sale and Stock Restriction Agreement

In connection with the private financings that we consummated between March 2008 and March 2009, we entered into the Co-Sale Agreement with the selling security holders. The provisions of the Co-Sale Agreement that provided for “piggyback” registration rights with respect to the common stock held by the selling security holders survived the consummation of the Merger. In connection with the “piggyback” registration rights provided to the selling security holders, we agreed to indemnify the selling security holders from any losses arising out of, or based upon, any untrue statement of a material fact contained in any registration statement or prospectus, any omission to state a material fact therein or necessary to make the statements therein not misleading insofar as such registration statement or prospectus included securities requested to be registered pursuant to the Co-Sale Agreement. We are not required to provide indemnification for any losses arising out of, or based upon, any untrue statement of a material fact contained in any registration statement or prospectus, any omission to state a material fact required to be stated therein or necessary to make the statement therein not misleading, if the statement or omission was made in reliance upon and in conformance with information furnished in writing or on behalf of any selling security holder to us expressly for use in the registration statement or prospectus.

Registration Rights Agreements

In connection with the issuance of the our Second Lien Credit Agreement, we entered into a registration rights agreement with PLASE HT, dated as of December 17, 2009, pursuant to which we granted PLASE HT customary “piggyback” registration rights.

In connection with the private placement we consummated on December 28, 2009, we entered into a registration rights agreement with the purchasers requiring that, among other things, we file this registration statement to register the resale of the shares of common stock sold in the private placement. Cash penalties of 1% of the purchase price per month for up to twelve months may apply if this registration statement is not effective by the earlier of (i) March 31, 2010 (or the 150th calendar day following the closing date of the private placement in the event that this registration statement is subject to review by the SEC) and (ii) the fourth business day after the date we are notified by the SEC that this registration statement will not be “reviewed” or will not be subject to further review if such notification is received from the SEC either (A) on or prior to February 8, 2010 or (B) on or after the date we file our Form 10-K for the year ended December 31, 2009.

Stock Incentive Plans

Our 2006 Plan provides for share-based compensation awards, including incentive stock options, non-qualified stock options and share awards, to our officers, employees, non-employee directors and non-employee consultants. There are 3,047,900 shares of common stock authorized for issuance under the 2006 Plan. The 2006 Plan is administered by the compensation committee of our board of directors which determines eligibility, amount, and other terms and conditions of awards. Options awarded under the 2006 Plan generally have a term of ten years and an exercise price equal to or greater than the fair value of the underlying shares of common stock on the date of grant. Generally, half of each award vests in equal parts over a period of three years of continued employment or service to the Company. The remaining half of each award vests upon the achievement of certain pre-established performance goals set by our board of directors. In the event an option holder’s service to us is terminated for either (i) other than good reason, as defined in the 2006 Plan, before the fifth anniversary of the holder’s service to the Company or (ii) cause, we may repurchase any stock obtained through the exercise of a stock option within 180 days of such holder’s termination date at a price equal to the lesser of the fair market value of the stock on the date of termination or the exercise price of the stock option. In the event an option holder’s service is terminated for any of (i) good reason, as defined in the 2006 Plan, (ii) other than cause or (iii) following the fifth anniversary of such holder’s service to us, we may repurchase any stock obtained through the exercise of a stock option within 180 days of such holder’s termination date at a price equal to the fair market value of the stock on the date of termination.

In March 2009, we adopted the 2009 Plan which provides for the grant of equity-based awards, including restricted common stock, restricted stock units, stock options, stock appreciation rights and other equity-based awards, as well as cash bonuses and long-term cash awards to directors, officers, employees, advisors and consultants of us and our subsidiaries who are selected for participation in the 2009 Plan. There are 2,500,000 shares of common stock authorized for issuance under the 2009 Plan. The 2009 Plan is administered by the compensation committee of our board of directors which determines eligibility, amount and other terms and conditions of awards.

Transfer Agent

Our transfer agent is Continental Stock Transfer & Trust Company.

LEGAL MATTERS

The validity of the securities offered in this prospectus is being passed upon for us by Robert C. Lewis, Esq., our general counsel. Mr. Lewis presently holds (i) stock options to purchase an aggregate of 79,244 shares of our common stock under the HUGHES Telematics 2006 Stock Incentive Plan and (ii) 20,000 shares of our restricted common stock and a stock option to purchase 60,000 shares of our common stock, each issued under the HUGHES Telematics, Inc. 2009 Equity and Incentive Plan and (iii) 30,479 shares of our common stock.

EXPERTS

The financial statements as of December 31, 2008 and 2007 and for each of the two years ended December 31, 2008 and for the period from January 9, 2006 (Inception) to December 31, 2006 included in this Prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company's ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR

SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus, which is part of a registration statement filed with the SEC, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information with respect to us and the common stock and warrants offered by this prospectus, please see the registration statement and exhibits filed with the registration statement.

You may also read and copy any materials we have filed with the SEC at the SEC’s public reference room, located at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. In addition, our SEC filings, including reports, proxy statements and other information regarding issuers that file electronically with the SEC, are also available to the public at no cost from the SEC’s website at http://www.sec.gov. You also may request a copy of the registration statement and these filings by writing or calling us at 2002 Summit Boulevard, Suite 1800, Atlanta, Georgia 30319, telephone number (770) 391-6400.

No person is authorized to give any information or to make any representation other than those contained in this prospectus, and if made such information or representation must not be relied upon as having been given or authorized. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful. The delivery of this prospectus will not, under any circumstances, create any implication that the information is correct as of any time subsequent to the date of this prospectus.

HUGHES TELEMATICS, INC.

INDEX TO FINANCIAL STATEMENTS

Page
Interim Financial Statements

Condensed Consolidated Balance Sheets as of September 30, 2009 (Unaudited) and December 31, 2008	F-2

Condensed Consolidated Statements of Operations (Unaudited) for the Three and Nine Months Ended September 30, 2009 and 2008	F-3

Condensed Consolidated Statements of Cash Flows (Unaudited) for the Three and Nine Months Ended September 30, 2009 and 2008	F-4

Condensed Consolidated Statement of Changes in Stockholders’ Equity (Deficit) (Unaudited) for the Three and Nine Months Ended September 30, 2009	F-5

Notes to Condensed Consolidated Financial Statements (Unaudited)	F-6

Annual Financial Statements

Report of Independent Registered Public Accounting Firm	F-23

Consolidated Balance Sheets as of December 31, 2008 and 2007	F-24

Consolidated Statements of Operations for the Years Ended December 31, 2008 and 2007 and the Period from January 9, 2006 (Inception) to December 31, 2006	F-25

Consolidated Statements of Cash Flows for the Years Ended December 31, 2008 and 2007 and the Period from January 9, 2006 (Inception) to December 31, 2006	F-26

Consolidated Statements of Changes in Stockholders’ Equity (Deficit) for the Years Ended December 31, 2008 and 2007 and the Period from January 9, 2006 (Inception) to December 31, 2006	F-27

Notes to Consolidated Financial Statements	F-28

HUGHES TELEMATICS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

(In thousands, except share data)

	September 30, 2009	December 31, 2008
Assets
Current assets:
Cash and cash equivalents	$21,842	$17,837
Restricted cash	—	5,333
Accounts receivable, net	3,946	5,697
Inventories	1,834	2,014
Prepaid expenses	1,911	967
Deferred income taxes	51	116
Other current assets	1,951	974

Total current assets	31,535	32,938
Restricted cash	450	3,750
Property and equipment, net	31,427	21,341
Capitalized software	17,975	16,749
Intangible assets, net	13,859	16,419
Goodwill	5,169	5,169
Debt issuance costs	5,112	6,086
Other assets	8,060	6,530

Total assets	$113,587	$108,982

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$15,820	$16,158
Accrued liabilities	6,607	6,237
Deferred revenue	216	480
Current portion of capital lease obligations	4,306	1,738
Other current liabilities	279	361

Total current liabilities	27,228	24,974
Series A Redeemable Preferred Stock (Note 7)	—	62,092
Long-term debt	77,620	66,596
Capital lease obligations	3,969	5,593
Deferred income taxes	51	116
Other liabilities	1,098	281

Total liabilities	109,966	159,652

Commitments and contingencies (Note 13)

Stockholders’ equity (deficit):
Preferred stock, $0.0001 par value, Authorized 10,000,000 shares, no shares issued and outstanding at March 31, 2009	—	—
Common stock, $0.0001 par value, Authorized 155,000,000 shares; issued and outstanding 84,570,957 and 22,778,782 shares at September 30, 2009 and December 31, 2008, respectively	8	2
Additional paid-in capital	338,923	42,964
Accumulated deficit	(335,310)	(93,636)

Total stockholders’ equity (deficit)	3,621	(50,670)

Total liabilities and stockholders’ equity (deficit)	$113,587	$108,982

The accompanying notes are an integral part of these condensed consolidated financial statements.

HUGHES TELEMATICS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(In thousands, except share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
Revenues:
Services	$5,845	$4,249	$16,750	$11,389
Hardware	2,868	3,741	7,818	9,576

Total revenues	8,713	7,990	24,568	20,965

Costs and expenses:
Cost of services	1,755	1,565	5,023	4,315
Cost of hardware sold	2,136	2,546	6,104	6,803
Research and development	8,089	8,480	26,551	23,678
Sales and marketing	2,766	2,023	7,825	5,356
General and administrative	11,159	5,484	28,121	14,050
Impairment charges	20,762	—	20,762	—

Total costs and expenses	46,667	20,098	94,386	54,202

Loss from operations	(37,954)	(12,108)	(69,818)	(33,237)
Interest income	51	291	104	777
Interest expense	(3,195)	(3,577)	(9,385)	(7,328)
Change in fair value of derivative instruments	—	—	(62,316)	—
Other income	—	—	—	143

Loss before income taxes	(41,098)	(15,394)	(141,415)	(39,645)
Income tax expense	12	—	12	—

Net loss	(41,110)	(15,394)	(141,427)	(39,645)
Deemed dividend on and accretion of convertible preferred stock	—	—	(56,619)	—

Net loss attributable to common stockholders	$(41,110)	$(15,394)	$(198,046)	$(39,645)

Basic and diluted loss per common share	$(1.71)	$(3.27)	$(11.19)	$(8.41)

Basic and diluted weighted average common shares outstanding	24,042,090	4,712,501	17,692,728	4,712,501

The accompanying notes are an integral part of these condensed consolidated financial statements.

HUGHES TELEMATICS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(In thousands)

	Nine Months Ended September 30,
	2009	2008
Cash flows from operating activities:
Net loss	$(141,427)	$(39,645)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	7,486	4,209
Change in fair value of derivative instruments	62,316	—
Non-cash impairment charges	19,097	—
Interest expense on Series A Redeemable Preferred Stock	496	2,056
Interest expense on long-term debt and capital leases	5,522	3,847
Amortization of debt issuance costs and discounts on long-term debt	3,362	1,425
Share-based compensation expense	975	337
Changes in assets and liabilities, net of acquisitions:
Accounts receivable, net	1,751	(862)
Inventories	180	149
Prepaid expenses and other assets	(7,127)	(6,563)
Accounts payable and accrued and other liabilities	12,478	4,532
Deferred revenue	(264)	(198)

Net cash used in operating activities	(35,155)	(30,713)

Cash flows from investing activities:
Purchases of property and equipment	(11,231)	(6,470)
Increase in capitalized software	(10,241)	(7,788)
Decrease (Increase) in restricted cash	8,633	(10,323)

Net cash used in investing activities	(12,839)	(24,581)

Cash flows from financing activities:
Proceeds from merger with Polaris Acquisition Corp.	97,242	—
Proceeds from the issuance of Series B Convertible Preferred Stock	37,000	—
Payment of fees related to issuance of Series B Convertible Preferred Stock	(1,780)	—
Repayment of capital lease obligations	(5,961)	(523)
Repurchase of common stock	(74,356)	—
Payment of fees related to the warrant exchange	(200)	—
Proceeds from exercise of warrants	54	—
Proceeds from issuance of long-term debt	—	67,500
Payments of debt issuance costs	—	(3,046)
Redemption of Series B Redeemable Preferred Stock	—	(5,000)

Net cash provided by financing activities	51,999	58,931

Net increase in cash and cash equivalents	4,005	3,637
Cash and cash equivalents, beginning of period	17,837	22,017

Cash and cash equivalents, end of period	$21,842	$25,654

Supplemental noncash disclosure:
Issuance of Series B Convertible Preferred Stock in exchange for a trade payable	$13,000	$—
Issuance of common stock in connection with the exercise of warrants using shares of Series A Redeemable Preferred Stock	$207,218	$—
Issuance of common stock in exchange for Series A Redeemable Preferred Stock	$20,000	$—
Issuance of common stock in exchange for Series B Redeemable Preferred Stock	$109,750	$—
Property and equipment acquired by capital lease obligations	$6,302	$8,026

The accompanying notes are an integral part of these condensed consolidated financial statements.

HUGHES TELEMATICS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF

CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

(Unaudited)

(In thousands, except share data)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Stock Repurchase Obligation	Total Stockholders’ Equity (Deficit)	Comprehensive Income
	Shares	Amount
Balance, December 31, 2008	22,778,782	$2	$42,964	$(93,636)	$—	$(50,670)
Cumulative effect of change in accounting principle (see Note 4)	—	—	(33,639)	(100,247)	—	(133,886)
Issuance of warrant to advisor in connection with the sale of the Series B Convertible Preferred Stock	—	—	2,099	—	—	2,099
Issuance of common stock and recapitalization in connection with merger with Polaris Acquisition Corp.	14,082,663	2	94,006	—	(74,356)	19,652
Issuance of common stock in connection with the exercise of warrants	6,296,473	1	37,027	—	—	37,028
Issuance of common stock in connection with the exercise of warrants using shares of Series A Redeemable Preferred Stock	33,526,894	3	207,215	—	—	207,218
Issuance of common stock in exchange for Series A Redeemable Preferred Stock	2,000,000	—	20,000	—	—	20,000
Extinguishment of Series A Redeemable Preferred Stock prior to mandatory redemption date	—	—	(12,288)	—	—	(12,288)
Issuance of common stock in exchange for Series B Convertible Preferred	12,500,000	1	109,749	—	—	109,750
Deemed dividend on and accretion of Series B Convertible Preferred Stock	—	—	(56,619)	—	—	(56,619)
Repurchase of common stock	(7,439,978)	(1)	(74,355)	—	(74,356)	—
Issuance of common stock to advisors of Polaris Acquisition Corp.	226,592	—	1,989	—	—	1,989
Share-based compensation expense	544,800	—	975	—	—	975
Issuance of common stock in connection with the warrant exchange.	54,731	—	(200)	—	—	(200)
Net loss	—	—	—	(141,427)	—	(141,427)	$(141,427)

Balance, September 30, 2009	84,570,957	$8	$338,923	$(335,310)	$—	$3,621

The accompanying notes are an integral part of these condensed consolidated financial statements.

HUGHES TELEMATICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(1) Description of Business

HUGHES Telematics, Inc. (the “Company”) is a telematics services company that currently provides and is further developing a broad suite of real-time services and applications to serve drivers and owners of automobiles. The Company’s technology allows for two-way voice and data communications with a vehicle which supports numerous applications including safety and security services, infotainment and convenience services, location-based services and remote vehicle diagnostics. These applications are enabled through a state-of-the-art communications infrastructure that can interface with either a hardware device that is factory-installed in vehicles through arrangements with automotive manufacturers or is installed in existing vehicles on an aftermarket basis through distribution arrangements with companies and organizations with large customer or membership bases. Through its Networkfleet, Inc. (“Networkfleet”) subsidiary, the Company also provides an aftermarket wireless fleet management solution targeted to the local fleet market.

On March 31, 2009, pursuant to the terms of the Agreement and Plan of Merger dated June 13, 2008 (as amended and restated on November 10, 2008 and March 12, 2009, the “Merger Agreement”), Hughes Telematics, Inc. (“Old HTI”), a privately held company, and Polaris Acquisition Corp. (“Polaris”), a publicly held blank check company, consummated the merger (the “Merger”) whereby Old HTI merged with and into a wholly owned direct subsidiary of Polaris with Old HTI as the surviving corporation, and immediately thereafter, Old HTI merged with and into Polaris, with Polaris as the surviving corporation. In connection with the Merger, Polaris changed its name from “Polaris Acquisition Corp.” to “HUGHES Telematics, Inc.” Notwithstanding the legal form of the Merger, Old HTI was deemed the acquiring entity for accounting purposes (see Note 2). Accordingly, as used throughout these condensed consolidated financial statements, “HUGHES Telematics” or the “Company” refers to the business, operations and financial results of (i) Old HTI prior to the closing of the Merger and (ii) HUGHES Telematics, Inc. subsequent to the closing of the Merger, as the context requires.

(2) Merger with Polaris Acquisition Corp.

On March 31, 2009, pursuant to the Merger Agreement, Old HTI and Polaris consummated the Merger. Upon closing of the Merger, the outstanding equity securities of Old HTI were exchanged for an aggregate of 77,102,149 shares of Company common stock, comprised of 19,854,018 initial shares and 57,248,131 earn-out shares. In addition, all options exercisable for Old HTI common stock issued and outstanding immediately prior to the Merger were exchanged for options exercisable for an aggregate of 2,274,935 shares of Company common stock, which includes 1,751,859 earn-out options. The earn-out shares, which were issued into escrow, will be released to the Old HTI stockholders and the earn-out options will be eligible to be exercised, according to their terms, by the optionholders, each in three tranches, upon the trading share price of the Company's common stock reaching at least $20.00, $24.50 and $30.50 (as may be adjusted or amended in accordance with the escrow agreement) within certain measurement periods over the five-year period following the closing of the Merger. The Old HTI stockholders placed 5,782,661 shares of Company common stock, comprised of 1,489,053 initial shares and 4,293,608 earn-out shares, in escrow until June 30, 2010 to indemnify the Company for the payment of indemnification claims that may be made as a result of breaches of Old HTI’s covenants, representations and warranties in the Merger Agreement. Pursuant to the Merger Agreement, the Polaris founders agreed to deposit an aggregate of 1,250,000 shares of their Company common stock into escrow at closing with such shares being released upon the achievement of the first share price target between the first and fifth anniversary of closing. Upon consummation of the Merger, the Polaris founders also transferred an aggregate of 168,000 shares of common stock to the Company, and such shares were cancelled.

Immediately prior to the consummation of the Merger, Old HTI extinguished its outstanding shares of Series A Redeemable Preferred Stock (the “Series A Preferred Stock”) through (i) the exercise by Communications Investors LLC (“Communications LLC”), an affiliate of Apollo Global Management LLC

HUGHES TELEMATICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(“Apollo”), of outstanding warrants to purchase common stock of Old HTI using shares of Series A Preferred Stock with an aggregate face value of $55.0 million with such shares of Old HTI common stock being subsequently exchanged in connection with the Merger for 33,526,894 shares of Company common stock, comprised of 7,708,863 initial shares and 25,818,031 earn-out shares and (ii) the exchange of shares of Series A Preferred Stock with an aggregate face value of $20.0 million for shares of Old HTI common stock which were subsequently exchanged in connection with the Merger for 2,000,000 shares of Company common stock, comprised of 459,861 initial shares and 1,540,139 earn-out shares. In connection with the Merger, all outstanding shares of Old HTI Series B Convertible Preferred Stock (the “Series B Preferred Stock”) were exchanged for an aggregate of 12,500,000 shares of Company common stock, comprised of 5,000,000 initial shares and 7,500,000 earn-out shares.

In order to consummate the Merger, the Company agreed to purchase an aggregate of 7,439,978 shares of Polaris common stock from a limited number of institutional shareholders in separate and privately negotiated transactions which were executed prior to the conclusion of the special meeting in which Polaris' shareholders voted on the Merger. In order to consummate these private purchases following the Merger, the Company used funds released from the Polaris trust account and funds received from the sale of Series B Preferred Stock. In addition, Polaris stockholders holding an aggregate of 4,499,337 shares of common stock exercised their right to convert their stock into a pro rata share of the funds held in the trust account.

In connection with the Merger, pursuant to certain letter agreements dated March 12, 2009, the Company was obligated to issue, and certain of Polaris’ financial advisors agreed to accept, an aggregate of 226,592 shares of Company common stock in lieu of cash compensation to such advisors for services rendered to Polaris. The obligation to issue such shares in lieu of cash payments was conditioned upon consummation of the Merger and other factors that were not determinable until the conclusion of the special meeting. On May 6, 2009, the Company issued such shares to the advisors.

Notwithstanding the legal form of the transaction, the Merger has been accounted for under the purchase method of accounting as a reverse acquisition, equivalent to a recapitalization, through the issuance of stock by Old HTI for the net monetary assets of Polaris. The determination of Old HTI as the accounting acquirer was made based on consideration of all quantitative and qualitative factors of the Merger, including significant consideration given to the fact that following consummation of the Merger (i) the stockholders of Old HTI controlled a majority of the voting power of the Company, (ii) the controlling stockholder of Old HTI prior to the Merger, together with its affiliates, controlled approximately 72% of the voting power of the Company and had the right to select a majority of the members of the Company’s board of directors and (iii) the management of Old HTI continued in all executive officer and other senior management positions of the Company and, accordingly, had day-to-day authority to carry out the business plan after the Merger. Accordingly, the historical financial statements of the Company prior to March 31, 2009 are the historical financial statements of Old HTI. The consolidated financial statements of Old HTI have been retroactively restated to reflect the recapitalization of Old HTI with the 77,102,149 shares of Company common stock issued to Old HTI equity holders in connection with the Merger.

The following table presents the net assets of Polaris acquired in connection with the Merger:

March 31, 2009
(in thousands)
Cash	$97,242
Accounts payable and accrued liabilities	(3,234)

Net assets acquired	$94,008

HUGHES TELEMATICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(3) Basis of Presentation

The accompanying condensed consolidated financial statements have been prepared by the Company in accordance with United States generally accepted accounting principles (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X and include the accounts of the Company and its wholly-owned subsidiary Networkfleet. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, the accompanying condensed consolidated financial statements contain all adjustments, consisting only of those of a normal recurring nature, necessary for a fair presentation of the Company’s financial position, results of operations and cash flows at the dates and for the periods indicated. While the Company believes that disclosures presented are adequate to make the information not misleading, these condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2008 and the related notes thereto which have been included in a Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on July 24, 2009. The results of the three and nine months ended September 30, 2009 are not necessarily indicative of the results to be expected for the full year. All intercompany balances and transactions have been eliminated.

During the nine months ended September 30, 2009, the years ended December 31, 2008 and 2007 and for the period from January 9, 2006 to December 31, 2006, the Company incurred a net loss of approximately $141.4 million, $57.5 million, $32.3 million and $3.8 million, respectively, and used cash in operations of approximately $35.2 million, $39.1 million, $23.6 million and $2.8 million, respectively. As a result of the Company’s historical net losses and its limited capital resources, the Company’s independent registered public accounting firm’s report on the Company’s financial statements as of and for the year ended December 31, 2008 includes an explanatory paragraph expressing substantial doubt about the Company’s ability to continue as a going concern. As of September 30, 2009, the Company had unrestricted cash and cash equivalents of approximately $21.8 million and an accumulated deficit of approximately $335.3 million. Management believes that the cash and cash equivalents on hand will allow the Company to continue operations through at least March 31, 2010. There is no assurance that the Company will be successful in obtaining additional financing to fund its operations beyond such period. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

(4) Recent Accounting Pronouncements

Recently Adopted Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued a new accounting standard governing fair value measurement. This standard defines fair value, establishes a framework for measuring fair value in accordance with GAAP and expands disclosures about fair value measurements. The fair value standard was to be effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In February 2008, the FASB delayed the effective date of the fair value standard by one year for all nonfinancial assets and nonfinancial liabilities, except those recognized or disclosed at fair value in the financial statements on a recurring basis. Those assets and liabilities measured at fair value as of September 30, 2009 and December 31, 2008 did not have a material impact on the Company’s financial position or results of operations.

In December 2007, the FASB revised prior guidance governing accounting for business combinations. Significant revisions include: (i) all transaction costs related to a business combination are to be expensed when incurred; (ii) certain contingent assets and liabilities purchased in a business combination are to be measured at fair value; (iii) contingent consideration (earn-out arrangements) paid in connection with a business combination are to be measured at fair value depending on the structure of the arrangements; and (iv) subsequent material

HUGHES TELEMATICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

adjustments made to the purchase price allocation will be recorded back to the acquisition date, which will cause revision of previously issued financial statements when reporting comparative period financial information in subsequent financial statements. The revised guidance is effective for business combinations that are completed on or after January 1, 2009. As of December 31, 2008, the Company had incurred approximately $0.9 million in transaction costs related to the Merger which are included in other current assets in the accompanying condensed consolidated balance sheets. Upon adoption of the revised business combinations guidance, the Company expensed such transaction costs which are included in general and administrative expense in the accompanying condensed consolidated statements of operations for the nine months ended September 30, 2009.

In June 2008, the Emerging Issues Task Force (“EITF”) issued guidance on determining whether an instrument, including embedded features, is indexed to an entity’s own stock. Under the new guidance, a company first evaluates any contingent exercise provisions based on the previously existing guidance, and second, evaluates the instruments’ settlement provisions. This guidance is effective for fiscal periods beginning after December 15, 2008. Based on an evaluation of the newly effective guidance, the Company determined that the warrants issued in connection with the issuance of the Series A Preferred Stock and the warrants issued in connection with the issuance of the senior secured term indebtedness contained provisions which under the new guidance, indicated that the warrants were not indexed to HUGHES Telematics stock. Accordingly, upon the adoption of the new guidance, the Company reclassified the $133.9 million fair value of the warrants from equity to a liability and recorded such amount as a cumulative effect of a change in accounting principle as of January 1, 2009. The Company also determined that the automatic exchange feature of the Series B Preferred Stock pursuant to which the Series B Preferred Stock would be directly exchanged for shares of Polaris common stock in connection with the Merger should be considered a separate derivative instrument as, pursuant to the new guidance, the exchange provision was not considered indexed to HUGHES Telematics stock but rather indexed to Polaris stock. The Company recognized a charge of approximately $62.3 million in the nine months ended September 30, 2009 related to the increase in fair market value of these instruments during such period. As the warrants were exercised and the Series B Preferred Stock was extinguished in connection with the Merger, the Company will not record additional charges in future periods related to these instruments.

In June 2009, the FASB issued additional guidance over the disclosure of subsequent events that requires companies to recognize in the financial statements the effects of subsequent events that provide additional evidence about conditions that existed at the balance sheet date, including the estimates inherent in the process of preparing financial statements. An entity shall disclose the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued. Companies are not permitted to recognize subsequent events that provide evidence about conditions that did not exist at the balance sheet date but arose after the balance sheet date and before the financial statements are issued. Some non-recognized subsequent events must be disclosed to keep the financial statements from being misleading. For such events a company must disclose the nature of the event, an estimate of its financial effects or a statement that such estimate cannot be made. This guidance applies prospectively for interim or annual financial periods ending after June 15, 2009. The adoption of the subsequent events guidance did not affect the consolidated financial position, results of operations or cash flows of the Company.

In June 2009, the FASB issued the Accounting Standards Codification (“Codification”) which established the Codification as the single source of authoritative non-governmental GAAP which was launched on July 1, 2009. The Codification does not change current GAAP but is intended to simplify user access to all authoritative GAAP by providing all the authoritative literature related to a particular topic in one place. All existing accounting standard documents have been superseded and all other accounting literature not included in the Codification will be considered non-authoritative. Rules and interpretative releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. Our adoption of the

HUGHES TELEMATICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Codification was effective for the three month period ended September 30, 2009 and did not have an impact on the Company’s financial position, results of operations or cash flows.

In September 2009, the EITF issued a consensus on Issue No. 08-1, Revenue Arrangements with Multiple Deliverables (“EITF 08-1”). EITF 08-1 provides a greater ability to separate and allocate arrangement consideration in a multiple element revenue arrangement. EITF 08-1 requires the use of an estimated selling price to allocate arrangement consideration, and eliminates the residual method of allocation. EITF 08-1 will become effective for the Company on January 1, 2011; however, earlier adoption is permitted. The adoption of EITF 08-1 is not expected to have a material effect on the Company’s financial position, results of operations or cash flows.

In September 2009, the EITF issued a consensus on Issue No. 09-3, Certain Revenue Arrangements that Include Software Elements (“EITF 09-3”). EITF 09-3 amends the scope of existing guidance to exclude tangible products that include software and non-software components that function together to deliver the products essential functionality. EITF 09-3 will become effective for the Company on January 1, 2011; however, earlier adoption is permitted. The adoption of EITF 09-3 is not expected to have a material effect on the Company’s financial position, results of operations or cash flows.

(5) Impairment of Long-Lived Assets

On April 30, 2009, Chrysler LLC, now known as Old Carco LLC (“Old Chrysler”), filed for bankruptcy protection under Chapter 11 of the United States bankruptcy code. On June 10, 2009, Chrysler Group LLC (“New Chrysler”) purchased substantially all of the assets of Old Chrysler in the bankruptcy process. At a hearing held on July 16, 2009, Old Chrysler rejected certain contracts, including the Company’s telematics services contract with Old Chrysler, and therefore, the contract was terminated. The Company had been in negotiations with New Chrysler concerning a new telematics services agreement. However, during the third quarter, the parties reached an impasse in the negotiations, and as a result, the Company discontinued working with New Chrysler to deploy the Company’s hardware and launch the Company’s services in the fourth quarter of 2009 as previously planned.

In light of the termination of the Company’s contract with Old Chrysler and the discontinuation of work towards launch with New Chrysler, the Company evaluated for impairment certain equipment, capitalized software costs and other assets related to the deployment of hardware and services to New Chrysler vehicles. Accordingly, the Company recorded impairment charges in the three months ended September 30, 2009 totaling approximately $20.8 million to write down these assets to their estimated net realizable values. The impairment consisted of approximately $11.8 million of capitalized software, approximately $3.6 million of equipment and approximately $5.4 million of other assets. Notwithstanding the foregoing, the Company continues to market portions of the underlying technology that was developed in the effort for Old Chrysler to other interested parties.

(6) Long-Term Debt

The components of long-term debt were as follows:

	September 30, 2009	December 31, 2008
	(in thousands)
Senior secured term indebtedness	$62,132	$53,572
Senior subordinated unsecured promissory note	15,488	13,024

Total long-term debt	$77,620	$66,596

HUGHES TELEMATICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Senior Secured Term Indebtedness

On March 31, 2008, the Company entered into a credit agreement (as amended and restated, the “Credit Agreement”) pursuant to which it issued in multiple tranches during the year ended December 31, 2008 for aggregate consideration of $60.0 million, senior secured term indebtedness due March 31, 2013 with an original principal amount of $60.0 million and warrants to purchase the equivalent of 4,801,112 shares of Company common stock, comprised of 1,103,922 initial shares and 3,697,190 earn-out shares, at an equivalent exercise price of less than $0.01 per share. The Company deposited 25% of the gross proceeds into an escrow account which was released to the Company on a pro rata basis as it raised additional debt and equity capital. If a balance remained in the escrow account on March 31, 2009, the Company would have been required to make an offer to prepay outstanding term indebtedness with an aggregate principal amount equal to such remaining balance. As of December 31, 2008, the escrow account had a balance of approximately $5.3 million. On March 12, 2009, as a result of the issuance and sale of the Series B Preferred Stock, the remaining balance was released from the escrow account.

As additional consideration for services provided by the lead arranger in connection with the issuance and syndication of the term indebtedness, the Company issued warrants to an affiliate of the lead arranger to purchase the equivalent of an aggregate of 1,181,244 shares of common stock, comprised of 271,604 initial shares and 909,640 earn-out shares, at an equivalent exercise price of less than $0.01 per share.

The senior secured term indebtedness is guaranteed by all of the Company’s existing and future domestic subsidiaries and is secured by all of its tangible and intangible assets. At the election of the Company, the term indebtedness bears interest at (i) the Prime Lending Rate plus 10.00% or (ii) for Eurocurrency borrowings, 11.00% plus the greater of London Interbank Offered Rate (“LIBOR”) or 3.00%. In accordance with an agreement between the Company and one of the senior secured note holders, the interest rate on term indebtedness with an initial principal amount of $5.0 million will have an interest rate of no higher than 14.00% for the term of the debt. With respect to Eurocurrency borrowings, the Company may elect interest periods of one, two, three, or six months (or nine or twelve months if approved by each senior secured note holder), and interest is payable in arrears at the end of each interest period but, in any event, at least every three months. With respect to any interest period ending on or prior to March 31, 2010 and unless the Company elects at least three days prior to the beginning of any such interest period, the interest accrued on the term indebtedness will be paid in kind in arrears with such accrued interest being added to the outstanding principal balance of the term indebtedness. With respect to all interest periods ending after March 31, 2010, the accrued interest will be paid in cash in arrears. As of September 30, 2009 and December 31, 2008, senior secured term indebtedness with an aggregate principal amount, including the accrued interest which had been paid in kind, of approximately $72.1 million and $65.4 million, respectively, was outstanding. As of September 30, 2009, the Company had elected that all outstanding amounts consist of Prime Lending borrowings which resulted in the term indebtedness bearing an interest rate of 13.25%.

The Credit Agreement requires the Company to comply with negative covenants which include, among others, limitations on the Company’s ability to incur additional debt; create liens; pay dividends or make other distributions; make loans and investments; sell assets; redeem or repurchase capital stock or subordinated debt; engage in specified transactions with affiliates; consolidate or merge with or into, or sell substantially all of its assets to, another person; and enter into new lines of business. The Company may incur indebtedness beyond the specific limits allowed under the Credit Agreement, provided it maintains a leverage ratio of 5.0 to 1.0. In addition, the Company may incur limited indebtedness secured by junior and subordinated liens to the liens created under the Credit Agreement. Noncompliance with any of the covenants without cure or waiver would constitute an event of default. An event of default resulting from a breach of a covenant may result, at the option of the note holders, in an acceleration of the principal and interest outstanding. The Credit Agreement also

HUGHES TELEMATICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

contains other events of default (subject to specified grace periods), including defaults based on the termination of the Company’s contract with either Old Chrysler, or Mercedes-Benz USA, LLC (“Mercedes-Benz”), events of bankruptcy or insolvency with respect to the Company and nonpayment of principal, interest or fees when due. On June 26, 2009, the Company obtained a waiver from the senior secured lenders under the Credit Agreement providing that the termination of the Old Chrysler contract would not constitute an event of default under the Credit Agreement. The Credit Agreement also requires the Company to use 25% of the net cash proceeds from certain equity issuances for the repayment of senior secured term indebtedness. As of September 30, 2009, the Company was in compliance with all covenants in the Credit Agreement.

In accordance with the guidance over accounting for debt with conversion and other options, as of each issuance date, the Company ascribed value to the senior secured term indebtedness and the related warrants based on their relative fair values. As such, an aggregate of $46.9 million was allocated to the senior secured term indebtedness and an aggregate of $12.1 million was allocated to the warrants. The resulting discount from the face value of the senior secured term indebtedness resulting from the ascribed value to the warrants will be amortized as additional interest expense over the term of the senior secured term indebtedness using the effective interest rate method.

In connection with the issuance of the senior secured term indebtedness to Apollo Investment Fund V (PLASE) LP (“AIF V PLASE”), an affiliate of Apollo, on December 12, 2008, the Company recorded a deemed capital contribution of approximately $1.0 million related to the difference between (i) the fair value of the note using an estimated interest rate the Company would have paid an unrelated third party on a similar note and (ii) the fair value of the note using the stated interest rate. The Company determined the estimated fair value amount by using available market information and commonly accepted valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value. Accordingly, the fair value estimates presented herein are not necessarily indicative of the amount that the Company or holders of the instruments could realize in a current market exchange. The use of different assumptions and/or estimation methodologies may have a material effect on the estimated fair value. The discount from the face value of the senior secured term indebtedness resulting from the deemed capital contribution will be amortized as additional interest expense over the term of the senior secured term indebtedness using the effective interest rate method.

Based on an evaluation of the newly effective guidance over whether an instrument or embedded features are indexed to an entity’s own stock, the Company determined that the warrants issued in connection with the issuance of the senior secured term indebtedness contained provisions which, in accordance with the applicable guidance, indicated that the warrants were not indexed to HUGHES Telematics stock and thus required the Company to account for the warrants as a derivative instrument which was marked to market with the change in fair value of the warrant being recognized as a gain or loss in the Company’s consolidated statements of operations. Specifically, the provision which indicated that the warrants were not indexed to HUGHES Telematics stock was an anti-dilution provision which allowed for a reduction in the exercise price of the warrant to the extent an affiliate of HUGHES Telematics who also held warrants received a more favorable anti-dilution adjustment than the adjustment otherwise provided for in the lender warrants. Accordingly, upon the adoption of the newly effective guidance, the Company reclassified the $26.7 million fair value of the warrants from equity to a liability and recorded such amount as a cumulative effect of a change in accounting principle as of January 1, 2009. The Company recognized a charge of approximately $10.3 million in the nine months ended September 30, 2009 related to the increase in fair market value of these instruments during such period. Such charge is included in change in fair value of derivative instruments on the accompanying condensed consolidated statements of operations. As the warrants were automatically exercised in accordance with their terms upon consummation of the Merger, the Company will not record additional charges in future periods related to these warrants.

HUGHES TELEMATICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Senior Subordinated Unsecured Promissory Notes

On March 31, 2008, the Company issued to Communications LLC a senior subordinated unsecured promissory note with a principal amount of $12.5 million and a maturity date of October 1, 2013. The note bears interest at a rate of 15.00% per annum which is compounded and added to the principal amount annually and is payable at maturity. In connection with the issuance of the note, the Company recorded a deemed capital contribution of approximately $2.4 million related to the difference between (i) the fair value of the note using an estimated interest rate the Company would have paid an unrelated third party on a similar note and (ii) the fair value of the note using the 15.00% stated interest rate. The discount from the face value of the note resulting from the deemed capital contribution will be amortized as additional interest expense over the term of the note using the effective interest rate method.

On December 12, 2008, the Company issued to AIF V PLASE an additional senior subordinated unsecured promissory note with a principal amount of $3.5 million and a maturity date of October 1, 2013. The note bears interest at 15.00% per annum which is compounded and added to the principal amount annually and is payable at maturity. In connection with the issuance of the note, the Company recorded an additional deemed capital contribution of approximately $2.4 million related to the difference between (i) the fair value of the note using an estimated interest rate the Company would have paid an unrelated third party on a similar note and (ii) the fair value of the note using the 15.00% stated interest rate. The discount from the face value of the note resulting from the deemed capital contribution will be amortized as additional interest expense over the term of the note using the effective interest rate method.

At the time of issuance of each promissory note, the Company determined the estimated fair value amount by using available market information and commonly accepted valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value. Accordingly, the fair value estimates presented herein are not necessarily indicative of the amount that the Company or holders of the instruments could realize in a current market exchange. The use of different assumptions and/or estimation methodologies may have a material effect on the estimated fair value.

(7) Series A Redeemable Preferred Stock

In July 2006, the Company issued and sold to Communications LLC, for an aggregate purchase price of $40.0 million, 4,000 shares of Series A Preferred Stock and a warrant to purchase the equivalent of 12,191,598 shares of Company common stock, comprised of 2,803,223 initial shares and 9,388,375 earn-out shares, at an equivalent exercise price of $0.82 per share. In June 2007, the Company issued and sold to Communications LLC, for an aggregate purchase price of $15.0 million, an additional 1,500 shares of Series A Preferred Stock and a warrant to purchase the equivalent of 9,143,698 shares of Company common stock, comprised of 2,102,417 initial shares and 7,041,281 earn-out shares, at an equivalent exercise price of $1.64 per share. In November 2007, the Company issued and sold to Communications LLC, for an aggregate purchase price of $20.0 million, an additional 2,000 shares of Series A Preferred Stock and a warrant to purchase the equivalent of 12,191,598 shares of Company common stock, comprised of 2,803,223 initial shares and 9,388,375 earn-out shares, at an equivalent exercise price of $2.46 per share. The Series A Preferred Stock was non-voting, had a liquidation preference of $10,000 per share and was senior in priority to the HUGHES Telematics common stock. As of December 31, 2008, there were 7,500 shares of Series A Preferred Stock outstanding, and the aggregate liquidation preference of the Series A Preferred Stock was $75.0 million. On October 1, 2013, the Company was to be required to redeem the Series A Preferred Stock at a redemption price equal to $10,000 per share.

HUGHES TELEMATICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

As of each sale date, the Company ascribed value to the Series A Preferred Stock and the warrant based on their relative fair values. As such, an aggregate of $54.8 million was allocated to Series A Preferred Stock and an aggregate of $20.2 million was allocated to the warrants. The Series A Preferred Stock was accounted for in accordance with the guidance on accounting for instruments with characteristics of liabilities and equity, with the accretion of the book value of the Series A Preferred Stock up to the $75.0 million redemption amount being recorded as interest expense on the accompanying condensed consolidated statements of operations.

Based on an evaluation of newly effective guidance in determining whether an instrument or embedded features are indexed to an entity’s own stock, the Company determined that the warrants issued in connection with the issuance of the Series A Preferred Stock contained provisions which, in accordance with the new guidance, indicated that the warrants were not indexed to HUGHES Telematics stock and thus required the Company to account for the warrants as a derivative instrument which are marked to market with the change in fair value of the warrant being recognized as a gain or loss in the Company’s consolidated statements of operations. Specifically, the provisions which indicated that the warrants were not indexed to HUGHES Telematics stock were (i) an anti-dilution provision which allowed for a reduction in the exercise price of the warrant if the Company either issued equity shares for a price that was lower than the exercise price of the warrant or issued new warrants or convertible instruments that had a lower exercise price and (ii) a provision which allowed for an adjustment to the anti-dilution provisions to the extent the Company issued new warrants or convertible instruments that contained more favorable anti-dilution provisions. Accordingly, upon the adoption of the newly effective guidance, the Company reclassified the $107.2 million fair value of the warrants from equity to a liability and recorded such amount as a cumulative effect of a change in accounting principle of January 1, 2009. The Company recognized a charge of approximately $45.0 million in the nine months ended September 30, 2009 related to the increase in fair market value of these instruments during such period. Such charge is included in change in fair value of derivative instruments on the accompanying condensed consolidated statements of operations. As the warrants were exercised in connection with the Merger, the Company will not record additional charges in future periods related to these warrants.

Immediately prior to the consummation of the Merger, the outstanding shares of Series A Preferred Stock were extinguished through (i) the exercise by Communications LLC of the warrants issued in connection with the Series A Preferred Stock using 5,500 shares of Series A Preferred Stock with an aggregate face value of $55.0 million and (ii) the exchange of 2,000 shares of Series A Preferred Stock with an aggregate face value of $20.0 million for shares of Old HTI common stock which were subsequently exchanged in connection with the Merger for 2,000,000 shares of Company common stock, comprised of 459,861 initial shares and 1,540,139 earn-out shares. In connection with the extinguishment of the Series A Preferred Stock, the Company recorded an approximately $12.3 million decrease in additional paid in capital for the difference between (i) the fair value of the shares of Company common stock issued and (ii) the carrying value of the Series A Preferred Stock and the warrants.

(8) Series B Convertible Preferred Stock

On March 12, 2009, the Company issued and sold 5,000,000 shares of Series B Preferred Stock for an aggregate purchase price of $50.0 million. AIF V PLASE purchased 1,200,000 of such shares of Series B Preferred Stock for $12.0 million of cash, and Hughes Communications, Inc. (“HCI”) parent of Hughes Network Systems, LLC (“HNS”) and an affiliate of Apollo, purchased 1,300,000 of such shares of Series B Preferred Stock through the conversion of $13.0 million of trade accounts payable transferred from HNS. The remaining 2,500,000 shares of Series B Preferred Stock were purchased by unrelated institutional investors for $25.0 million of cash. As a result of the sale of Series B Preferred Stock, the remaining approximately $5.3 million was released from the escrow account held for the benefit of the senior secured note holders. For consulting and

HUGHES TELEMATICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

financial advisory services provided in connection with the sale of the Series B Preferred Stock, the Company paid Trivergance, LLC (“Trivergance”), an affiliate of a member of the Company’s board of directors, approximately $1.3 million of cash and issued Trivergance a warrant to purchase the equivalent of 314,117 shares of common stock, comprised of 72,224 initial shares and 241,893 earn-out shares, at an equivalent exercise price of approximately $0.167 per share.

The Series B Preferred Stock had an initial liquidation preference of $10.00 per share which was to increase quarterly at a rate of 8.0% per annum and was senior in priority to each of the Series A Preferred Stock and the HUGHES Telematics common stock. The Series B Preferred Stock was convertible at any time at the option of the holder into shares of HUGHES Telematics common stock and was subject to redemption at the option of the holder at any time after October 1, 2013. Pursuant to the terms of the Series B Preferred Stock, in connection with the Merger, the Series B Preferred Stock was automatically exchanged for 12,500,000 shares of Company common stock, comprised of 5,000,000 initial shares and 7,500,000 earn-out shares.

The Company evaluated the Series B Preferred Stock to determine whether any of the features included in the Series B Preferred Stock should be treated as an embedded derivative which would be accounted for as a separate instrument under the guidance over accounting for derivative instruments and hedging activities. The Company determined that the automatic exchange feature of the Series B Preferred Stock pursuant to which the Series B Preferred Stock would be directly exchanged for shares of Polaris common stock in connection with the Merger should be considered a separate derivative instrument as, pursuant to new guidance over determining whether an instrument or embedded features are indexed to an entity’s own stock, the exchange provision was not considered indexed to HUGHES Telematics stock but rather indexed to Polaris stock. Accordingly, at the time of issuance, the Company estimated the fair value of the exchange feature by using available market information and commonly accepted valuation methodologies and ascribed approximately $7.1 million of the proceeds from the issuance of the Series B Preferred Stock to the exchange feature and recorded a liability in such amount. During the nine months ended September 30, 2009, the Company recognized a charge of approximately $7.0 million related to the increase in fair market value of the exchange feature during the period. Such charge is included in change in fair value of derivative instruments on the accompanying condensed consolidated statements of operations. As the Series B Preferred Stock was extinguished in connection with the Merger, the Company will not record additional charges in future periods related to this derivative instrument.

The remaining $42.9 million of proceeds from the issuance of the Series B Preferred Stock was accounted for in accordance with the applicable guidance over accounting for convertible securities with beneficial conversion features. Accordingly, a discount on the Series B Preferred Stock was recorded for the entire balance of the remaining proceeds, with that amount allocated to a beneficial conversion feature resulting from the ability of the holders of the Series B Preferred Stock to convert the shares of Series B Preferred Stock into shares of HUGHES Telematics common stock at a conversion price lower than the fair value of the HUGHES Telematics common stock at such time. As this conversion feature was immediately available to the holders of the Series B Preferred Stock, the related discount on the Series B Preferred Stock was immediately accreted and a deemed dividend of approximately $42.9 million was recorded on the date of issuance. The Company recorded an additional deemed dividend of approximately $0.1 million in the nine months ended September 30, 2009 representing the accretion of the discount on the Series B Preferred Stock related to the embedded derivative and issue costs over the 4.5 year period through October 1, 2013 when the Series B Preferred Stock first became redeemable at the option of the holder. Upon consummation of the Merger and the exchange of the Series B Preferred Stock for Company common stock, the Company recorded an additional deemed dividend of approximately $13.6 million related to the difference between (i) the fair value of the Company common stock received by the holders of the Series B Preferred Stock and (ii) the carrying value of the Series B Preferred Stock,

HUGHES TELEMATICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

the amount allocated to the beneficial conversion feature and the embedded derivative for the automatic exchange provision. Each of these deemed dividends have been reflected in the accompanying condensed consolidated statements of operations in determining the net loss attributable to common stockholders.

(9) Warrant Exchange

On June 16, 2009, the Company initiated an offer to the holders of all of the 19,500,000 outstanding warrants to purchase shares of its common stock the opportunity, for a limited time, to exchange 20 warrants for one share of its common stock. The offer expired on July 24, 2009, and pursuant to the offer, the Company accepted for exchange 1,094,620 warrants and issued 54,731 shares of common stock. All of the warrants acquired in the exchange were cancelled.

(10) Share-Based Compensation

The Company’s 2006 Stock Incentive Plan (“2006 Plan”) provides for share-based compensation awards, including incentive stock options, non-qualified stock options and share awards, to the Company’s officers, employees, non-employee directors and non-employee consultants. There are 3,047,900 shares of common stock authorized for issuance under the 2006 Plan. The 2006 Plan is administered by the Company’s board of directors which determines eligibility, amount, and other terms and conditions of awards. Options awarded under the 2006 Plan generally have a term of ten years and an exercise price equal to or greater than the fair value of the underlying shares of common stock on the date of grant. Generally, half of each award vests in equal parts over a period of three years of continued employment or service to the Company. The remaining half of each award vests upon the achievement of certain pre-established performance goals set by the Company’s board of directors. In the event an option holder’s service to the Company is terminated for either (i) other than good reason, as defined in the 2006 Plan, before the fifth anniversary of the holder’s service to the Company or (ii) cause, the Company may repurchase any stock obtained through the exercise of a stock option within 180 days of such holder’s termination date at a price equal to the lesser of the fair market value of the stock on the date of termination or the exercise price of the stock option. In the event an option holder’s service to the Company is terminated for any of (i) good reason, as defined in the 2006 Plan, (ii) other than cause or (iii) following the fifth anniversary of such holder’s service to the Company, the Company may repurchase any stock obtained through the exercise of a stock option within 180 days of such holder’s termination date at a price equal to the fair market value of the stock on the date of termination. As of September 30, 2009, options to purchase 2,160,335 shares of common stock were outstanding under the 2006 Plan, and there were 826,607 shares of common stock available for future grants.

In March 2009, the Company adopted the 2009 Equity and Incentive Plan (the “2009 Plan”) which provides for the grant of equity-based awards, including restricted common stock, restricted stock units, stock options, stock appreciation rights and other equity-based awards, as well as cash bonuses and long-term cash awards to directors, officers, employees, advisors and consultants of the Company and its subsidiaries who are selected for participation in the 2009 Plan. There are 2,500,000 shares of common stock authorized for issuance under the 2009 Plan. The 2009 Plan is administered by the compensation committee of the Company’s board of directors which determines eligibility, amount, and other terms and conditions of awards. During the nine months ended September 30, 2009, the Company granted, under the 2009 Plan, options to purchase an aggregate of 1,327,486 shares of common stock, 543,000 shares of restricted common stock and 16,800 shares of unrestricted common stock. As of September 30, 2009, options to purchase 1,267,486 shares of common stock, and 528,000 shares of restricted stock were outstanding under the 2009 Plan, and there were 687,714 shares of common stock available for future grants under the 2009 Plan.

HUGHES TELEMATICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

In accordance with the applicable accounting guidance governing share-based payments, the Company records compensation expense for all share-based awards issued. For the three months ended September 30, 2009 and 2008, the Company recorded approximately $0.5 million and $0.1 million of compensation expense, respectively, related to share-based grants. For the nine months ended September 30, 2009 and 2008, the Company recorded approximately $1.0 million and $0.3 million of compensation expense, respectively, related to share-based grants. Such compensation expense is included in research and development, sales and marketing and general and administrative expense in the accompanying condensed consolidated statements of operations.

Stock Options

The following table reflects stock option activity:

	Number of Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value
			(in thousands)
Outstanding at December 31, 2008	2,302,366	$2.20
Granted	1,327,486	$5.19
Forfeited	(202,031)	$2.94

Outstanding at September 30, 2009	3,427,821	$3.31	$1,295

Exercisable at September 30, 2009	162,230		$119

The following table provides information about stock options that are outstanding and exercisable as of September 30, 2009:

	Stock Options Outstanding			Stock Options Exercisable
Exercise Price	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (Yrs)	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (Yrs)
$1.65	683,333	$1.65	7.6	77,715	$1.65	7.5
$2.47	1,477,002	$2.47	8.2	84,515	$2.47	8.2
$5.19	1,267,486	$5.19	9.7	—	n/a	n/a

For stock option awards outstanding as of September 30, 2009, the Company expects to recognize approximately $5.5 million of additional compensation expense over the remaining average service period of approximately 2.6 years.

Restricted Stock

The following table reflects restricted stock activity:

	Number of Shares	Weighted Average Fair Value
		(in thousands)
Outstanding at December 31, 2008	—	$—
Granted	543,000	$4.56
Forfeited	(15,000)	$5.19

Outstanding at September 30, 2009	528,000	$4.55

HUGHES TELEMATICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

For restricted stock awards outstanding as of September 30, 2009, the Company expects to recognize approximately $2.1 million of additional compensation expense over the remaining average service period of approximately 2.0 years.

(11) Loss Per Common Share

Basic loss per common share is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted loss per common share reflects the potential dilution from the exercise or conversion of securities into common stock. During all periods presented, the Company had potential common shares, including shares issuable upon the exercise of outstanding stock options and warrants and shares held in escrow pending satisfaction of a contingency, which could potentially dilute basic loss per common share in the future but have been excluded from the computation of diluted loss per common share as the effect would have been anti-dilutive. For the three and nine months ended September 30, 2009 and 2008, there were 82,537,985 and 56,035,715 potential common shares, respectively, excluded from the computation of diluted loss per share, consisting of shares (i) issuable upon the exercise of outstanding stock options and warrants, (ii) held in escrow be released to the Old HTI stockholders upon achievement of the specified price targets and (iii) held in escrow to indemnify the Company for the payment of indemnification claims that may be made as a result of breaches of Old HTI's covenants, representations and warranties in the Merger Agreement. For the nine months ended September 30, 2009, the Company excluded the 7,439,978 shares of common stock which the Company repurchased following consummation of the Merger from the calculation of the weighted average number of common shares outstanding during such period.

(12) Related Party Transactions

Apollo Global Management LLC

Communications LLC and AIF V PLASE are investment funds affiliated with Apollo. As of September 30, 2009, Apollo, through Communications LLC and AIF V PLASE, owned approximately 68% of the Company's outstanding common stock. HCI, also an affiliate of Apollo, owned an additional approximately 4% of the Company’s outstanding common stock.

On March 31, 2008, the Company issued to Communications LLC a senior subordinated unsecured promissory note with a principal amount of $12.5 million and a maturity date of October 1, 2013 (see Note 6). The note bears interest at a rate of 15.00% per annum which is compounded and added to the principal amount annually and is payable at maturity. In connection with the issuance of the note, the Company recorded a deemed capital contribution of approximately $2.4 million related to the difference between (i) the fair value of the note using an estimated interest rate the Company would have paid an unrelated third party on a similar note and (ii) the fair value of the note using the 15.00% stated interest rate.

On December 12, 2008, the Company issued AIF V PLASE, for aggregate consideration of $5.0 million, additional senior secured term indebtedness with a principal amount of $5.0 million and warrants to purchase the equivalent of 402,993 shares of Company common stock, comprised of 92,660 initial shares and 310,333 earn-out shares, at an equivalent exercise price of less than $0.01 per share (see Note 6). In connection with the issuance of the note, the Company recorded a deemed capital contribution of approximately $1.0 million related to the difference between (i) the fair value of the note using an estimated interest rate the Company would have paid an unrelated third party on a similar note and (ii) the fair value of the note using the stated interest rate.

On December 12, 2008, the Company issued to AIF V PLASE a senior subordinated unsecured promissory note with a principal amount of $3.5 million and a maturity date of October 1, 2013 (see Note 6). The note bears interest at a rate of 15.00% per annum which is compounded and added to the principal amount annually and is

HUGHES TELEMATICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

payable at maturity. In connection with the issuance of the note, the Company recorded a deemed capital contribution of approximately $2.4 million related to the difference between (i) the fair value of the note using an estimated interest rate the Company would have paid an unrelated third party on a similar note and (ii) the fair value of the note using the 15.00% stated interest rate.

On the date of each issuance, the Company determined the estimated fair value amount by using available market information and commonly accepted valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value. Accordingly, the fair value estimates presented herein are not necessarily indicative of the amount that the Company or holders of the instruments could realize in a current market exchange. The use of different assumptions and/or estimation methodologies may have a material effect on the estimated fair value.

On March 12, 2009, the Company issued and sold 1,200,000 shares of Series B Preferred Stock to AIF V PLASE for $12.0 million. In connection with the Merger, such shares of Series B Preferred Stock were exchanged for 3,000,000 shares of Company common stock, comprised of 1,200,000 initial shares and 1,800,000 earn-out shares. On March 12, 2009, the Company also issued and sold 1,300,000 shares of Series B Preferred Stock to HCI in exchange for the conversion of $13.0 million of trade accounts payable transferred to HCI from HNS. In connection with the Merger, such shares of Series B Preferred Stock were exchanged for 3,250,000 shares of Company common stock, comprised of 1,300,000 initial shares and 1,950,000 earn-out shares.

Hughes Network Systems

In July 2006, HNS, a wholly-owned subsidiary of HCI and an affiliate of Apollo, granted a limited license to HUGHES Telematics allowing the Company to use the HUGHES trademark. The license is limited in that the Company may use the HUGHES trademark only in connection with its business of automotive telematics and only in combination with the Telematics name. As partial consideration for the license, the agreement provides that HNS will be the Company’s preferred engineering services provider. The license is royalty-free, except that the Company has agreed to commence paying a royalty to HNS in the event the Company no longer has a commercial or affiliated relationship with HNS. As contemplated by the license terms and while the definitive agreement governing the relationship was being negotiated, HNS provided engineering development services to the Company pursuant to an Authorization to Proceed. In January 2008, HUGHES Telematics and HNS executed a definitive agreement pursuant to which HNS is continuing to provide the Company with engineering development and manufacturing services. For the three months ended September 30, 2009 and 2008, HNS provided approximately $4.0 million and $9.3 million of services, respectively, to the Company. For the nine months ended September 30, 2009 and 2008, HNS provided approximately $20.3 million and $22.0 million of services, respectively, to the Company. As of September 30, 2009 and December 31, 2008, the Company had an outstanding balance, not including the equipment financing discussed below, of approximately $8.5 million and $8.9 million, respectively, payable to HNS.

In June 2008, the Company and HNS entered into an arrangement pursuant to which HNS purchased, on behalf of the Company, certain production equipment for an aggregate amount of approximately $2.0 million. The Company was to pay HNS at a rate of $4.94 per telematics hardware device manufactured using the production equipment; provided that (i) the Company will pay HNS a minimum of approximately $0.2 million under this arrangement by December 31, 2009 and (ii) the Company shall have paid HNS the balance of the amount owed under this arrangement plus all accrued interest by December 31, 2010. Interest will accrue on the outstanding balance at a rate of 11.00% per annum. The Company may pay the balance of the amount owed plus accrued interest in full at any time, and at the time the balance is paid in full, the Company will have the option to purchase the production test equipment from HNS for $1.00. As of September 30, 2009, the Company had an

HUGHES TELEMATICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

outstanding balance related to the equipment financing of approximately $2.3 million which is reflected in capital lease obligations on the accompanying condensed consolidated balance sheets.

Three members of the Company’s board of directors, the Chief Executive Officer and two additional directors who are affiliated with Apollo, are members of the board of managers of HNS and the board of directors of HCI.

Trivergance

For consulting and financial advisory services provided in connection with the sale of the Series B Preferred Stock, the Company paid Trivergance, an affiliate of a member of the Company’s board of directors, approximately $1.3 million of cash and issued Trivergance a warrant to purchase the equivalent of 314,117 shares of common stock, comprised of 72,224 initial shares and 241,893 earn-out shares, at an equivalent exercise price of approximately $0.167 per share.

Trivergance Business Resources

In September 2008, the Company entered into a services agreement with Trivergance Business Resources (“TBR”), an affiliate of a member of the Company’s board of directors, pursuant to which TBR provided a marketing assessment and other research for the Company to aid in creating a marketing and retention platform. The Company paid TBR a fee of approximately $0.2 million, reasonable and customary travel expenses and certain other expenses incurred in connection with the engagement. Additionally, in November 2008, the Company entered into a letter agreement with TBR pursuant to which the Company has engaged TBR to provide certain marketing services in exchange for an approximately $0.1 million monthly draw against a per subscriber fee payable on certain subscribers acquired beginning in November 2008 and continuing through December 2010. The parties have agreed to amend the letter agreement to remove the per-subscriber fee and continue under a fixed fee retainer. Such amendment is expected to be completed in the fourth quarter of 2009. For the three and nine months ended September 30, 2009, TBR provided approximately $0.3 million and $1.0 million of services, respectively, to the Company.

(13) Contingencies and Commitments

Contractual Payment Obligations

The Company has a long-term contract with an automaker pursuant to which the automaker agreed to install telematics devices in its vehicles and permit the Company to exclusively provide telematics services to its new customers. This contract also required the Company to pay the automaker for certain non-recurring costs associated with the initiation of telematics services. Pursuant to the contract, the Company is currently committed to pay $4.0 million to the automaker on January 4, 2010.

The Company has a software license agreement with a software provider pursuant to which the Company is required to pay the software provider $2.2 million for prepaid royalties for licenses within three business days of the date on which the Company (i) completes a financing resulting in net proceeds in excess of $15.0 million and (ii) has no fewer than three contracts executed with automotive manufacturers for a factory installed telematics system of which at least two of such contracts expressly provide for the installation of no fewer than an aggregate of 500,000 vehicles that use the software.

In April 2008, the Company entered into an amended agreement with a supplier pursuant to which the Company committed to purchase services in an aggregate amount of no less than $6.0 million in the year ended December 31, 2009 and $9.0 million in each of the years ended December 31, 2010, 2011 and 2012. If it becomes probable that the anticipated services to be purchased under this agreement will be below the

HUGHES TELEMATICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

contractual minimums, the Company will record a liability for such anticipated shortfall. As of September 30, 2009, the Company expects to meet the contractual minimums and, accordingly, has not recorded a liability for an anticipated shortfall under this agreement.

Litigation and Claims

On May 7, 2009, Networkfleet was served with a complaint in a patent infringement case titled Innovative Global Systems LLC vs. Turnpike Global Technologies L.L.C. et al. that was filed in the Eastern District of Texas. The case seeks damages from Networkfleet and five other defendants for allegedly infringing on five patents held by the plaintiffs. Networkfleet intends to vigorously defend itself in this action. Though it intends to vigorously contest the case, the Company is unable to predict the outcome, or reasonably estimate a range of possible losses, if any, given the current status of the case.

Additionally, from time to time, the Company is subject to litigation in the normal course of business. The Company is of the opinion that, based on information presently available, the resolution of any such legal matters will not have a material adverse effect on the Company’s financial position, results of operations or its cash flows.

(14) Segment Information

The Company presents its segment information along the same lines that its chief executive officer reviews its operating results in assessing performance and allocating resources. Accordingly, the Company’s operations have been classified into two business segments: (i) HUGHES Telematics and (ii) Networkfleet. The HUGHES Telematics segment is developing the factory installed, end-to-end telematics solution which is being marketed to automakers and includes the Company’s corporate expenses. The Networkfleet segment provides an aftermarket wireless fleet management solution targeted to the local fleet market.

The following table presents certain financial information on the Company’s reportable segments:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
	(in thousands)
Revenues:
HUGHES Telematics	$—	$—	$—	$—
Networkfleet	8,713	7,990	24,568	20,965

Total	$8,713	$7,990	$24,568	$20,965

(Loss) Income from operations:
HUGHES Telematics	$(38,687)	$(12,205)	$(71,309)	$(32,517)
Networkfleet	733	97	1,491	(720)

Total	$(37,954)	$(12,108)	$(69,818)	$(33,237)

	September 30, 2009	December 31, 2008
	(in thousands)
Total assets:
HUGHES Telematics	$95,114	$88,341
Networkfleet	18,473	20,641

Total	$113,587	$108,982

HUGHES TELEMATICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Substantially all of the Company’s assets are located within the United States. As of each of September 30, 2009 and December 31, 2008, the Company included the $5.2 million of goodwill in the total assets of the Networkfleet segment.

(15) Subsequent Events

The Company’s management has evaluated the period from October 1, 2009 through February 16, 2010, the date of filing of this registration statement on Form S-1, for subsequent events requiring recognition or disclosure in the financial statements contained herein. During the period, no material recognizable subsequent events were identified. Non- recognizable subsequent events were identified and are disclosed below.

On December 17, 2009, the Company entered into a credit agreement (the “Second Lien Credit Agreement”) with PLASE HT, LLC (“PLASE HT”), as administrative agent, collateral agent and original lender, pursuant to which the Company issued indebtedness due October 1, 2013 with an original principal amount of $15.0 million. PLASE HT is an affiliate of Apollo and of the Company’s controlling stockholder, Communications LLC. The loans under the Second Lien Credit Agreement bear interest at 9.00% per annum, payable-in-kind, and are guaranteed by all of the Company’s existing and future domestic subsidiaries. The loans are secured by a second priority lien on substantially all of the Company’s tangible and intangible assets, including the equity interests of the Company’s subsidiaries. The liens granted in connection with the Second Lien Credit Agreement are expressly subject and subordinated to the liens securing the Company’s obligations under the Credit Agreement with Morgan Stanley Senior Funding, Inc. as administrative agent, Morgan Stanley & Co. Incorporated, as collateral agent, and the lenders from time to time party thereto. In connection with the issuance of the Second Lien Credit Agreement, the Company issued PLASE HT a warrant to purchase 3,000,000 shares of common stock at an exercise price of $6.00 per share and entered into a registration rights agreement.

On December 18, 2009, the Company issued HNS a senior unsecured promissory note with a principal amount of approximately $8.3 million through the conversion of a trade accounts payable balance of approximately $6.0 million and the approximately $2.3 million outstanding balance on the equipment financing arrangement owed to HNS. The promissory note accrues interest at a rate of 12.00% per annum, compounded annually, and becomes due and payable on December 31, 2010. The Company is required to make scheduled principal payments of approximately $0.8 million on April 15, 2010 and $1.5 million on each of July 15, 2010 and October 15, 2010. In addition, subject to all restrictions in the Credit Agreement and the Second Lien Credit Agreement and certain other limitations, to the extent the Company sells any capital equipment purchased by it (or purchased by HNS on its behalf) for use in connection with the Telematics Agreement between the parties, but no longer needed by the Company, the Company shall make unscheduled prepayments of principal on the promissory note equal to the proceeds from the sale of such capital equipment (net of any selling costs).

On December 28, 2009, the Company completed a private placement of 2,516,667 shares of common stock to a group of institutional accredited investors at a per share price of $3.00. The aggregate purchase price for the common stock sold in the private placement was approximately $7.4 million in cash and the exchange of 1,662,200 of the Company’s publicly-traded warrants which were cancelled following the closing of the private placement. The Company intends to use the net proceeds from the private placement for general corporate purposes. In connection with the private placement, the Company entered into a registration rights agreement with the purchasers requiring that, among other things, the Company file this registration statement to register the resale of the shares of common stock sold in the private placement. If the Company does not meet certain deadlines with respect to making this registration statement effective, then cash penalties of 1% of the purchase price per month for up to twelve months may apply.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

HUGHES Telematics, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders’ (deficit) equity and cash flows present fairly, in all material respects, the financial position of HUGHES Telematics, Inc. and its subsidiaries at December 31, 2008 and 2007 and the results of their operations and their cash flows for the years ended December 31, 2008 and 2007 and for the period from January 9, 2006 (Inception) to December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 3 to the consolidated financial statements, in 2007 the Company adopted a new accounting standard that required it to change the manner in which it accounts for uncertain tax positions.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ PricewaterhouseCoopers LLP

Atlanta, GA

March 16, 2009, except for the effects of the recapitalization described in Note 1, as to which the date is July 24, 2009

HUGHES TELEMATICS, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	December 31,
	2008	2007
Assets
Current assets:
Cash and cash equivalents	$17,837	$22,017
Restricted cash	5,333	—
Accounts receivable, net of allowance of $689 and $696, respectively	5,697	3,911
Inventories	2,014	2,758
Prepaid expenses	967	387
Deferred income taxes	116	412
Other current assets	974	45

Total current assets	32,938	29,530
Restricted cash	3,750	997
Property and equipment, net	21,341	3,884
Capitalized software	16,749	3,412
Intangible assets, net	16,419	19,833
Goodwill	5,169	5,169
Debt issuance costs	6,086	—
Other assets	6,530	107

Total assets	$108,982	$62,932

Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable	$16,158	$7,959
Accrued liabilities	6,237	4,191
Deferred revenue	480	449
Current portion of capital lease obligations	1,738	—
Series B Redeemable Preferred Stock (Note 10)	—	5,000
Other current liabilities	361	767

Total current liabilities	24,974	18,366
Series A Redeemable Preferred Stock (Note 10)	62,092	57,017
Long-term debt	66,596	—
Capital lease obligations	5,593	—
Deferred income taxes	116	412
Other liabilities	281	—

Total liabilities	159,652	75,795

Commitments and contingencies (Note 12)
Stockholders’ deficit:
Preferred stock, $0.01 par value, Authorized 10,000,000 shares	—	—
Common stock, $0.01 par value, Authorized 155,000,000 shares; issued and outstanding 22,778,782 shares at December 31, 2008 and 2007	2	2
Additional paid-in capital	42,964	23,304
Accumulated deficit	(93,636)	(36,169)

Total stockholders’ deficit	(50,670)	(12,863)

Total liabilities and stockholders’ deficit	$108,982	$62,932

The accompanying notes are an integral part of these consolidated financial statements.

HUGHES TELEMATICS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands)

	Year Ended December 31,		January 9, 2006 (Inception) to December 31, 2006
	2008	2007
Revenues:
Hardware	$13,642	$11,009	$5,050
Services	16,618	9,343	1,863

Total revenues	30,260	20,352	6,913

Costs and expenses:
Cost of hardware sold	9,585	7,767	3,275
Cost of services	6,009	4,102	1,251
Research and development	33,626	23,540	3,129
Sales and marketing	7,622	5,712	1,257
General and administrative	21,076	12,808	4,137

Total costs and expenses	77,918	53,929	13,049

Loss from operations	(47,658)	(33,577)	(6,136)
Interest income	868	853	441
Interest expense	(10,820)	(1,811)	(409)
Other income	143	—	—

Loss before income taxes	(57,467)	(34,535)	(6,104)
Income tax benefit	—	2,202	2,268

Net loss	$(57,467)	$(32,333)	$(3,836)

Basic and diluted loss per share	$(12.19)	$(6.88)	$(0.92)

Basic and diluted weighted average common shares outstanding	4,712,501	4,700,993	4,182,940

The accompanying notes are an integral part of these consolidated financial statements.

HUGHES TELEMATICS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,		January 9, 2006 (Inception) to December 31, 2006
	2008	2007
Cash flows from operating activities:
Net loss	$(57,467)	$(32,333)	$(3,836)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	5,911	4,454	1,525
Interest expense on Series A Redeemable Preferred Stock	2,561	1,811	409
Interest expense on long-term debt and capital leases	5,863	—	—
Amortization of debt issuance costs and discounts on long-term debt	2,396	—	—
Share-based compensation expense	448	53	1
Deferred income taxes	—	(2,202)	(2,268)
Changes in assets and liabilities, net of acquisitions:
Accounts receivable, net	(1,785)	(153)	(1,876)
Inventories	744	(1,981)	190
Prepaid expenses and other assets	(6,705)	65	(246)
Accounts payable and accrued and other liabilities	8,886	6,787	2,801
Deferred revenue	31	(63)	512

Net cash used in operating activities	(39,117)	(23,562)	(2,788)

Cash flows from investing activities:
Cash paid for acquisitions, net of cash acquired	—	—	(23,094)
Purchases of short-term investments	—	—	(1,800)
Maturities of short-term investments	—	1,800	—
Purchases of property and equipment	(11,410)	(3,497)	(1,083)
Increase in capitalized software	(12,237)	(3,412)	—
Increase in restricted cash	(8,086)	—	(997)

Net cash used in investing activities	(31,733)	(5,109)	(26,974)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	76,000	—	—
Repayment of capital lease obligations	(1,045)	—	—
Payments of debt issuance costs	(3,285)	—	—
Proceeds from issuance of Series A Redeemable Preferred Stock and warrants	—	35,000	40,000
Proceeds from issuance of Series B Redeemable Preferred Stock	—	—	5,000
Redemption of Series B Redeemable Preferred Stock	(5,000)	—	—
Proceeds from exercise of stock options	—	100	—
Proceeds from issuance of common stock	—	—	350

Net cash provided by financing activities	66,670	35,100	45,350

Net (decrease) increase in cash and cash equivalents	(4,180)	6,429	15,588
Cash and cash equivalents, beginning of period	22,017	15,588	—

Cash and cash equivalents, end of period	$17,837	$22,017	$15,588

Supplemental noncash disclosure:
Property and equipment acquired by capital lease obligations	$8,026	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

HUGHES TELEMATICS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

(In thousands, except share data)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount
Balance, January 9, 2006 (inception)	—	$—	$—	$—	$—
Initial capitalization	18,287,397	2	348	—	350
Issuance of common stock to executive officers	731,496	—	—	—	—
Issuance of common stock to acquire assets of SecureTnet International, LLC	3,698,931	—	2,598	—	2,598
Issuance of Series A Redeemable Preferred Stock and warrant	—	—	5,137	—	5,137
Share-based compensation expense	—	—	1	—	1
Net loss	—	—	—	(3,836)	(3,836)

Balance, December 31, 2006	22,717,824	2	8,084	(3,836)	4,250
Issuance of common in connection with the exercise of stock options	60,958	—	100	—	100
Issuance of Series A Redeemable Preferred Stock and warrants		—	15,067	—	15,067
Share-based compensation expense	—	—	53	—	53
Net loss	—	—	—	(32,333)	(32,333)

Balance, December 31, 2007	22,778,782	2	23,304	(36,169)	(12,863)
Issuance of warrants in connection with senior secured term indebtedness	—	—	12,103	—	12,103
Issuance of warrants as debt issuance cost	—	—	3,580	—	3,580
Deemed capital contribution from a related party (Note 11)	—	—	5,778	—	5,778
Extension of mandatory redemption date of Series A Redeemable Preferred Stock	—	—	(2,249)	—	(2,249)
Share-based compensation expense	—	—	448	—	448
Net loss	—	—	—	(57,467)	(57,467)

Balance, December 31, 2008	22,778,782	$2	$42,964	$(93,636)	$(50,670)

The accompanying notes are an integral part of these consolidated financial statements.

HUGHES TELEMATICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Organization, Basis of Presentation and Business

On March 31, 2009, pursuant to the terms of the Agreement and Plan of Merger dated June 13, 2008 (as amended and restated on November 10, 2008 and March 12, 2009, the “Merger Agreement”), Hughes Telematics, Inc. (“Old HTI”), a privately held company, and Polaris Acquisition Corp. (“Polaris”), a publicly held blank check company, consummated the merger (the “Merger”) whereby Old HTI merged with and into a wholly owned direct subsidiary of Polaris with Old HTI as the surviving corporation, and immediately thereafter, Old HTI merged with and into Polaris, with Polaris as the surviving corporation (the “Company”) (see Note 2). In connection with the Merger, Polaris changed its name from “Polaris Acquisition Corp.” to “HUGHES Telematics, Inc.” As used throughout these consolidated financial statements, the “Company” refers to the business, operations and financial results of (i) Old HTI prior to the closing of the Merger and (ii) HUGHES Telematics, Inc. subsequent to the closing of the Merger, as the context requires.

Notwithstanding the legal form of the transaction, the Merger has been accounted for under the purchase method of accounting as a reverse acquisition, equivalent to a recapitalization, through the issuance of stock by Old HTI for the net monetary assets of Polaris. The determination of Old HTI as the accounting acquirer was made based on consideration of all quantitative and qualitative factors of the Merger, including significant consideration given to the fact that following consummation of the Merger (i) the stockholders of Old HTI control a majority of the voting power of the Company, (ii) the controlling stockholder of Old HTI prior to the Merger, together with its affiliates, controls approximately 72% of the voting power of the Company and has the right to select a majority of the members of the Company’s board of directors and (iii) the management of Old HTI continued in all executive officer and other senior management positions of the Company and, accordingly, has day-to-day authority to carry out the business plan after the Merger. Accordingly, the historical financial statements of the Company prior to March 31, 2009 are the historical financial statements of Old HTI. The consolidated financial statements of Old HTI have been retroactively restated to reflect the recapitalization of Old HTI with the 77,102,149 shares of Company common stock issued to Old HTI equity holders in connection with the Merger. All share and per share amounts in these consolidated financial statements have been restated to reflect such recapitalization.

The Company is developing an embedded, end-to-end telematics solution which is being marketed to automakers. The Company’s technology allows for two-way communications with a vehicle which supports numerous applications including safety and security services, remote vehicle diagnostics, remote emissions monitoring and other location-based services. Following the acquisition of Networkcar, Inc., now known as Networkfleet, Inc. (“Networkfleet”), on August 1, 2006, the Company also provides an aftermarket wireless fleet management solution targeted to the local fleet market.

The Company’s consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include the accounts of the Company and its wholly-owned subsidiary Networkfleet following the acquisition of Networkfleet. All intercompany balances and transactions have been eliminated. Certain prior period amounts have been reclassified to conform to current presentation.

During the years ended December 31, 2008 and 2007 and for the period from January 9, 2006 to December 31, 2006, the Company incurred a net loss of approximately $57.5 million, $32.3 million and $3.8 million, respectively, and used cash in operations of approximately $39.1 million, $23.6 million and $2.8 million, respectively. As of December 31, 2008, the Company had cash and cash equivalents of approximately $17.8 million and an accumulated deficit of approximately $93.6 million. Management believes that the cash on hand, the cash proceeds received in connection with the sale of the Company’s Series B Convertible Preferred Stock (the “New Series B Preferred Stock”) on March 12, 2009, and a combination of any of the cash to be received in connection with the Merger (see Note 2); future potential financing from affiliates of Apollo Advisors V, L.P. (“Apollo”); and other financing transactions being pursued will allow the Company to continue operations

HUGHES TELEMATICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

beyond December 31, 2009. There is no assurance that the Company will be successful in obtaining additional financing to fund its operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

(2) Merger with Polaris Acquisition Corp.

On March 31, 2009, pursuant to the Merger Agreement, Old HTI and Polaris consummated the Merger. Upon closing of the Merger, the outstanding equity securities of Old HTI were exchanged for an aggregate of 77,102,149 shares of Company common stock, comprised of 19,854,018 initial shares and 57,248,131 earn-out shares. In addition, all options exercisable for Old HTI common stock issued and outstanding immediately prior to the Merger were exchanged for options exercisable for an aggregate of 2,274,935 shares of Company common stock, which includes 1,751,859 earn-out options. The earn-out shares, which were issued into escrow, will be released to the Old HTI stockholders and the earn-out options will be eligible to be exercised, according to their terms, by the optionholders, each in three tranches, upon the trading share price of the Company’s common stock reaching at least $20.00, $24.50 and $30.50 (as may be adjusted or amended in accordance with the escrow agreement) within certain measurement periods over the five-year period following the closing of the Merger. The Old HTI stockholders placed 5,782,661 shares of Company common stock, comprised of 1,489,053 initial shares and 4,293,608 earn-out shares, in escrow until June 30, 2010 to indemnify the Company for the payment of indemnification claims that may be made as a result of breaches of Old HTI’s covenants, representations and warranties in the Merger Agreement. Pursuant to the Merger Agreement, the Polaris founders agreed to deposit an aggregate of 1,250,000 shares of their Company common stock into escrow at closing with such shares being released upon the achievement of the first share price target between the first and fifth anniversary of closing. Upon consummation of the Merger, the Polaris founders also transferred an aggregate of 168,000 shares of common stock to the Company with such shares to be cancelled.

In order to consummate the Merger, the Company agreed to purchase an aggregate of 7,439,978 shares of Company common stock from a limited number of institutional shareholders in separate and privately negotiated transactions which were executed prior to the conclusion of the special meeting in which Polaris’ shareholders voted on the Merger. On April 2, 2009, the Company consummated these purchases using approximately $74.4 million of the approximately $97.2 million of cash received from Polaris in connection with the Merger.

(3) Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. The Company considers all debt securities with maturities of more than three months but less than one year as short-term investments and classifies investments in such short-term debt securities as held to maturity. The cost of these securities is adjusted for amortization of premiums and accretion of discounts to maturity over the contractual life of the security.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable consists primarily of trade receivables from customers and are generally due within 30 days of the invoice date. The Company estimates uncollectible accounts receivable based on specific troubled accounts or other currently available evidence. The specific allowances are re-evaluated and adjusted as additional information regarding collectability is received. After all reasonable attempts to collect the receivable have been exhausted, the account is written off against the allowance.

HUGHES TELEMATICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Inventories

Inventories are stated at the lower of cost (first-in, first-out basis) or market. The Company periodically assesses the market value of its inventory, based on sales trends and forecasts and technological changes, and records a charge to current-period income when such factors indicate that a reduction in net realizable value has occurred.

Restricted Cash

To secure certain lease obligations, the Company must maintain letters of credit in an aggregate amount of approximately $3.8 million. The agreements governing the letters of credit require the Company to maintain restricted cash accounts which hold collateral equal to no less than the aggregate face amount of the outstanding letters of credit. As of December 31, 2008 and 2007, the Company had approximately $3.8 million and $1.0 million, respectively, in the restricted cash accounts.

Pursuant to a Credit Agreement (see Note 8), the Company is required to maintain an escrow account for the benefit of the lenders of the senior secured term indebtedness. Following the initial issuance of senior secured term indebtedness in March 2008, the Company was required to maintain a balance in the escrow account of no less than 25% of the outstanding principal balance of the senior secured term indebtedness. The 25% coverage was to be reduced on a pro rata basis over the next $67.5 million of debt or equity capital raised by the Company after March 2008. If a balance remains in the escrow account on March 31, 2009, the Company will be required to make an offer to prepay outstanding term indebtedness with an aggregate principal amount equal to such remaining balance. As of December 31, 2008, the amount held in the escrow account was approximately $5.3 million. As the Company raises an additional $24.0 million of debt or equity financing, the remaining amount held in the escrow account will be released on a pro rata basis. As a result of the sale of New Series B Preferred Stock on March 12, 2009 (see Note 14), the remaining approximately $5.3 million was released from the escrow account.

Restricted cash balances which are expected to be restricted for more than one year have been classified as non-current assets on the accompanying consolidated balance sheets.

Property and Equipment

Property and equipment are recorded at original acquisition cost and depreciated over their estimated useful lives using the straight-line method. Leasehold improvements are amortized on a straight-line basis over the term of the lease or the estimated useful life of the improvement, whichever is shorter. Repair and maintenance costs are expensed as incurred.

Capitalized Software

Software development costs are capitalized in accordance with the AICPA’s Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use (“SOP 98-1”). SOP 98-1 requires companies to capitalize qualifying computer software costs that are incurred during the application development stage and amortize them over the software’s estimated useful life. Costs capitalized include direct labor, outside services, materials, software licenses and capitalized interest. For the years ended December 31, 2008 and 2007, the Company capitalized $13.3 million and $3.4 million, respectively, of software development costs. Amortization will begin when the software is ready for its intended use and will be recognized over the expected useful life of the software, but not to exceed five years.

HUGHES TELEMATICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Goodwill and Intangibles

The Company records goodwill when consideration paid in a purchase acquisition exceeds the fair value of the net tangible assets and identifiable intangible assets acquired. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, goodwill and identified intangible assets with an indefinite life are not amortized but are tested for impairment at least annually or whenever changes in circumstances indicate that the carrying value may not be recoverable. The Company performs its annual goodwill impairment analysis as of December 31 of each year. The annual impairment analysis as of December 31, 2008 indicated that there was no goodwill impairment for the year ended December 31, 2008. The Company amortizes the identified intangible assets with a finite life over their respective useful lives on a straight-line basis, which approximates the projected utility of such assets based on the available information.

Impairment of Long-Lived Assets

Long-lived assets and identifiable intangibles with finite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets.

Debt Issuance Costs

Costs associated with the issuance of debt are deferred and amortized to interest expense, using the effective interest method, over the term of the respective debt.

Revenue Recognition

The Company earns revenue through the sale of Networkfleet’s products and services. Hardware sales consist principally of revenues from the sale of Networkfleet’s telematics device, primarily to resellers. Shipping and handling costs for hardware shipped to resellers are classified as cost of hardware sold. Networkfleet’s customers enter into a service contract which generally has a 12-month initial term which automatically renews for successive one-month periods thereafter. The Company has determined that the sale of Networkfleet’s hardware and its services constitutes a revenue arrangement with multiple deliverables in accordance with Emerging Issues Task Force (“EITF”) Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Element Deliverables. The Company accounts for the sale of hardware and the accompanying service as separate units of accounting. Revenue is recognized on sales of hardware when shipped to resellers or other customers and collection is considered probable. Consideration received for the monitoring and tracking services are recognized as service revenue when earned. Prepaid service fees are recorded as deferred revenue and are recognized as revenue when earned.

The Company has a long-term contract with each of two automakers pursuant to which the automakers have agreed to install telematics devices in their vehicles and permit the Company to exclusively provide telematics services to their new customers. Those contracts also require the Company to pay each automaker for certain non-recurring costs associated with the initiation of telematics services (see Note 12). In accordance with EITF Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products), amounts paid under these agreements will be capitalized and recognized as a reduction of revenue over the term of the respective agreement.

HUGHES TELEMATICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Research and Development

The Company incurs research and development costs in the course of developing its products and services. Such costs are expensed as incurred.

Share-Based Compensation

The Company records expense for share-based compensation awards based on the fair value recognition provisions contained in SFAS No. 123(R), Share-Based Payment (“SFAS 123(R)”). The fair value of stock option awards is determined using an option pricing model that is based on established principles of financial economic theory. Assumptions regarding volatility, expected term, dividend yield and risk-free rate are required for valuation of stock option awards (see Note 10).

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In assessing the need to record a valuation allowance against the Company’s deferred tax assets, management considers, based upon all available evidence, whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Due to the Company’s early stage and its operating losses, there is uncertainty with respect to whether the Company will ultimately realize its deferred tax assets. Accordingly, as of December 31, 2008 and 2007, the Company recorded a full valuation allowance against its net deferred tax asset.

Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). The adoption of FIN 48 did not result in an increase or decrease to the Company’s accrual for uncertain tax positions and no adjustment was recorded to retained earnings upon adoption.

Comprehensive Loss

Comprehensive loss is defined as the change in equity during a period from transactions and other events and circumstances from nonowner sources. The Company’s comprehensive loss for years ended December 31, 2008 and 2007 and for the period from January 9, 2006 to December 31, 2006 equaled the Company’s net loss.

Loss Per Share

Basic loss per share is computed by dividing net loss by the weighted average number of common shares outstanding for the period. Diluted loss per share reflects the potential dilution from the exercise or conversion of securities into common stock. The potential dilutive effect of outstanding stock options and warrants is calculated using the “treasury stock” method.

During all periods presented, the Company had potential common shares, including shares issuable upon the exercise of outstanding stock options and warrants, which could potentially dilute basic loss per share in the future, but were excluded in the computation of diluted loss per share in such periods, as their effect would have

HUGHES TELEMATICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

been antidilutive. Potential common shares issuable upon the exercise of outstanding stock options and warrants but excluded from the calculation of diluted loss per share were 41,811,616 shares, 35,512,283 shares and 12,612,206 shares for the years ended December 31, 2008 and 2007 and for the period from January 9, 2006 to December 31, 2006, respectively.

Use of Estimates

The preparation of these consolidated financial statements in conformity with U.S. generally accepted accounting principles requires the use of management estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company’s financial instruments include cash, cash equivalents, accounts receivable, accounts payable, letters of credit, the Series A Redeemable Preferred Stock (the “Series A Preferred Stock”) and long-term debt. The Company discloses the estimated fair values for all financial instruments for which it is practicable to estimate fair value. As of December 31, 2008 and 2007, the fair value of these instruments, other than the Series A Preferred Stock and long-term debt, approximates book value due to their short-term duration.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, short-term investments and accounts receivable. Although the Company maintains cash balances at financial institutions that exceed federally insured limits, these balances are placed with various high credit quality financial institutions.

The Company generates revenues principally from customers located in the United States. For the years ended December 31, 2008 and 2007 and for the period from January 9, 2006 to December 31, 2006, one, one and two customers, respectively, individually accounted for more than 10% of the Company’s revenues. Combined, these customers accounted for approximately $3.6 million and $2.1 million of total revenues for the years ended December 31, 2008 and 2007, respectively, and $1.7 million of total revenues for the period from January 9, 2006 to December 31, 2006.

The Company’s significant customers, as measured by percentage of total revenues, were as follows:

	Year Ended December 31,		January 9, 2006 (Inception) to December 31, 2006
	2008	2007
Customer A	11.8%	10.3%	—
Customer B	—	—	13.4%
Customer C	—	—	11.7%

As of December 31, 2008 and 2007, three and two customers, respectively, individually accounted for over 10% of the Company’s total accounts receivable balance. Combined, these customers accounted for $3.0 million of the Company’s total accounts receivable balance as of December 31, 2008 and $1.2 million of the Company’s total accounts receivable balance as of December 31, 2007.

HUGHES TELEMATICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company’s significant customers, as measured by percentage of total accounts receivable, were as follows:

	December 31,
	2008	2007
Customer A	18.6%	13.9%
Customer D	16.8%	12.0%
Customer E	10.8%	—

Recently Issued Accounting Standards

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 157, Fair Value Measurements (“SFAS 157”). This standard defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In February 2008, the FASB issued Staff Position No. 157-2 (“FSP 157-2”) which delays the effective date of SFAS 157 by one year for all nonfinancial assets and nonfinancial liabilities, except those recognized or disclosed at fair value in the financial statements on a recurring basis. Those assets and liabilities measured at fair value under SFAS 157 in the year ended December 31, 2008 did not have a material impact on the Company’s consolidated financial statements. In accordance with FSP 157-2, the Company will measure the remaining assets and liabilities no later than the three months ended March 31, 2009. The Company is evaluating the impact the adoption of FSP 157-2 may have on its financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Liabilities Including an Amendment of FASB Statement No. 115 (“SFAS 159”). Under this standard, entities will be permitted to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis. SFAS 159 was effective for the Company on January 1, 2008. The Company determined that the utilization of fair value reporting is not appropriate for the Company’s financial instruments for which fair value measurement is not required. Consequently, the adoption of SFAS 159 did not have a material impact on the Company’s financial position and results of operations.

In November 2007, the EITF issued Issue No. 07-1, Accounting for Collaborative Arrangements (“EITF 07-1”). EITF 07-1 states that income statement classification of payments between parties in an arrangement should be based on a consideration of (a) the nature and terms of the arrangement, (b) the nature of the entities’ operations and (c) whether the parties’ payments are within the scope of other existing generally accepted accounting principles. EITF 07-1 was effective for the Company on January 1, 2008. The adoption of EITF 07-1 did not have a material impact on the Company’s financial position and results of operations.

In June 2008, the EITF issued Issue No. 07-5, Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock (“EITF 07-5”), which provides guidance on determining what types of instruments or embedded features in an instrument held by a reporting entity can be considered indexed to its own stock. Under EITF 07-5, the Company first evaluates any contingent exercise provisions based on the guidance that was originally issued in EITF Issue No. 01-6, and second, evaluates the instruments’ settlement provisions. EITF 07-5 is effective for fiscal periods beginning after December 15, 2008. Based on a preliminary evaluation of the impact of the adoption of EITF 07-5, the Company has determined that the warrants issued in connection with the issuance of the Series A Preferred Stock and the warrants issued in connection with the issuance of the senior secured term indebtedness may contain provisions which, in accordance with EITF 07-5, would indicate that the warrants are not indexed to the Company’s stock. If the warrants are deemed not to be

HUGHES TELEMATICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

indexed to the Company’s stock, then upon the adoption of EITF 07-5, the Company will reclassify the warrants from equity to a liability and will record a gain or loss each period, beginning in the first quarter of 2009 and continuing through the date the warrants are exercised, to recognize the change in fair market value of these instruments. The Company continues to evaluate the impact the adoption of EITF 07-5 may have on its financial position and results of operations.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (“SFAS 141(R)”), which revised the guidance contained in SFAS No. 141, Business Combinations. Significant revisions include: (i) all transaction costs related to a business combination are to be expensed when incurred; (ii) certain contingent assets and liabilities purchased in a business combination are to be measured at fair value; (iii) contingent consideration (earn-out arrangements) paid in connection with a business combination are to be measured at fair value depending on the structure of the arrangements; and (iv) subsequent material adjustments made to the purchase price allocation will be recorded back to the acquisition date, which will cause revision of previously issued financial statements when reporting comparative period financial information in subsequent financial statements. SFAS 141(R) will be prospectively applied for business combinations that have an acquisition date on or after January 1, 2009. As of December 31, 2008, the Company has incurred approximately $0.9 million in transaction costs related to the Merger. Such costs are included in other current assets in the accompanying consolidated balance sheets and will be expensed in the period that the Company adopts SFAS 141(R).

(4) Acquisition of Networkfleet

On August 1, 2006, the Company purchased all of the outstanding common stock of Networkfleet, a provider of hardware and services for remotely monitoring the performance and location of fleet vehicles, and certain intellectual property related to the provision of telematics services for approximately $24.7 million of cash, including approximately $0.3 million of legal and advisory fees incurred in connection with the transaction. The Company will pay up to an additional $3.2 million of cash if certain sales targets are achieved from 2009 to 2010. The acquisition of Networkfleet gave the Company immediate access to the growing fleet telematics market and provided the Company an intellectual property portfolio which consists of patents covering certain of the Company’s planned service offerings. The results of Networkfleet’s operations are included in the Company’s results of operations for the period beginning August 1, 2006.

HUGHES TELEMATICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The acquisition of Networkfleet has been accounted for in accordance with SFAS No. 141, Business Combinations. The $24.7 million purchase price has been allocated to the acquired assets and liabilities based on their fair value. If the certain sales targets are achieved from 2009 to 2010 and the Company pays additional consideration, such amount will be recorded as an increase in goodwill. The following table presents the initial purchase price allocation:

August 1, 2006
(in thousands)
Cash	$1,699
Accounts receivable	1,882
Inventories	967
Other current assets	358
Property and equipment	447
Intangible assets:
Intellectual property	11,400
Existing technology	6,700
Trade name	1,100
Distributor relationships	1,000
Goodwill	5,169

Total assets acquired	30,722

Accounts payable and accrued liabilities	671
Technology upgrade program	2,658
Deferred income taxes	2,682

Total liabilities acquired	6,011

Net assets acquired	$24,711

The following unaudited pro forma information is presented as if the Company had completed the acquisition of Networkfleet as of January 9, 2006. The pro forma information is not necessarily indicative of what the results of operations would have been had the acquisitions taken place at those dates or of the future results of operations.

January 9, 2006 (Inception) to December 31, 2006
(in thousands, except per share data)
Revenues	$12,774
Net loss	$(7,470)
Loss per share—basic and diluted	$(22.52)

HUGHES TELEMATICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(5) Supplemental Balance Sheet Information

Inventories

Inventories consisted of the following:

	December 31,
	2008	2007
	(in thousands)
Raw material components	$1,202	$1,357
Finished goods	812	1,401

Total	$2,014	$2,758

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and consisted of the following:

	Estimated Useful Lives (Years)	December 31,
		2008	2007
		(in thousands)
Computer equipment and software	3 to 5	$5,734	$3,705
Machinery and equipment	2 to 5	4,845	1,268
Furniture and fixtures	5 to 7	217	50
Leasehold improvements	1 to 2	149	4
Construction in process		14,036	—

		24,981	5,027
Less accumulated depreciation		(3,640)	(1,143)

Property and equipment, net		$21,341	$3,884

Construction in process consists primarily of software and systems infrastructure that is being developed to support the Company’s business and operations, but which is not yet ready for use.

Depreciation expense was approximately $2.5 million, $1.0 million and $0.1 million for the years ended December 31, 2008 and 2007 and the period from January 9, 2006 to December 31, 2006, respectively.

Accrued Liabilities

Accrued liabilities consisted of the following:

	December 31,
	2008	2007
	(in thousands)
Accrued non-inventory purchases	$2,921	$—
Accrued compensation and benefits	1,760	1,903
Technology upgrade program (see Note 12)	—	816
Accrued inventory purchases	236	713
Accrued professional and consulting fees	180	150
Accrued cost of service	157	—
Accrued marketing and promotion expenses	151	—
Other accrued expenses	832	609

	$6,237	$4,191

HUGHES TELEMATICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(6) Goodwill and Acquired Intangible Assets

On August 1, 2006, the Company acquired Networkfleet and recorded goodwill of approximately $5.2 million resulting from the allocation of the purchase price.

Intangible assets and the related accumulated amortization were as follows:

	Estimated Useful Lives (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
		(in thousands)
As of December 31, 2008:
Intellectual property	5 to 15	$15,869	$(3,997)	$11,872
Existing technology	5	6,700	(3,238)	3,462
Trade name	5	1,100	(532)	568
Distributor relationships	5	1,000	(483)	517

Total		$24,669	$(8,250)	$16,419

As of December 31, 2007:
Intellectual property	5 to 15	$15,869	$(2,343)	$13,526
Existing technology	5	6,700	(1,898)	4,802
Trade name	5	1,100	(312)	788
Distributor relationships	5	1,000	(283)	717

Total		$24,669	$(4,836)	$19,833

Intellectual property consists of the patent portfolio acquired in connection with the purchase of Networkfleet (see Note 4) and “know-how” acquired in connection with the issuance of common stock to the shareholders of SecureTnet International, LLC (see Note 10). The existing technology, trade name and distributor relationships intangible assets were acquired in connection with the purchase of Networkfleet. Amortization of existing technology is included in the cost of hardware sold in the accompanying consolidated statements of operations. For the years ended December 31, 2008 and 2007 and the period from January 9, 2006 to December 31, 2006, amortization expense was approximately $3.4 million, $3.4 million and $1.4 million, respectively.

The estimated future amortization of intangible assets as of December 31, 2008 is as follows (in thousands):

Year Ending December 31:
2009	$3,414
2010	3,414
2011	2,308
2012	760
2013	760
Thereafter	5,763

Total	$16,419

(7) Income Taxes

The Company and its eligible subsidiaries file a consolidated Federal income tax return. For Federal income tax purposes, the Company has unused net operating loss (“NOL”) carryforwards of approximately $51.8 million expiring in 2021 through 2028 and unused tax credits of approximately $2.5 million expiring in 2021 through 2027. Due to the Company’s acquisition of Networkfleet, approximately $2.0 million of the NOL carryforwards

HUGHES TELEMATICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

are subject to an annual limitation in accordance with Internal Revenue Code Section 382. After 2010, all of Networkfleet’s NOL carryforwards and unused tax credits will be available to offset future taxable income of the Company and its subsidiaries unless subject to other limitation. The Company and Networkfleet also have NOL carryforwards available to offset future taxable income in certain states where income tax returns are filed. The amounts available vary by state due to apportionment of losses to each state, and the expiration of the state NOL carryforwards vary in accordance with applicable state laws.

For the years ended December 31, 2008 and 2007 and for the period from January 9, 2006 to December 31, 2006, the Company’s loss before income taxes was approximately $57.5 million, $34.5 million and $6.1 million, respectively. The income tax benefit consists of the following:

	Year Ended December 31,		January 9, 2006 (Inception) to December 31, 2006
	2008	2007
	(in thousands)
Current benefit:
Federal	$—	$—	$—
State	—	—	—

Total current benefit	—	—	—

Deferred benefit:
Federal	—	1,726	1,832
State	—	476	436

Total deferred benefit	—	2,202	2,268

Total income tax benefit	$—	$2,202	$2,268

The income tax benefit differs from the amount computed by applying the Federal statutory rate of 35% to the Company’s loss before income taxes as follows:

	Year Ended December 31,		January 9, 2006 (Inception) to December 31, 2006
	2008	2007
	(in thousands)
Income tax benefit at Federal statutory rate	$20,114	$12,087	$2,136
State taxes, net of Federal benefit	2,725	1,630	284
Change in valuation allowance	(23,103)	(11,784)	—
Research tax credits	1,302	944	—
Interest expense on Series A Preferred Stock	(989)	(634)	(143)
Permanent differences and other	(49)	(41)	(9)

Total income tax benefit	$—	$2,202	$2,268

HUGHES TELEMATICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The tax effect of temporary differences that give rise to significant portions of the net deferred tax liability are as follows:

	December 31,
	2008	2007
	(in thousands)
Deferred tax assets:
Net operating loss and credit carryforwards	$23,115	$9,243
Capitalized software	14,120	6,294
Accrued expenses	589	818
Allowance for bad debt	276	279
Inventory reserves and capitalization	227	227
Fixed assets	405	112
Other	303	132

Total gross deferred tax assets	39,035	17,105
Less: valuation allowance	(34,887)	(11,784)

Total deferred tax assets	4,148	5,321

Deferred tax liabilities:
Acquired intangible assets	4,148	5,321

Total deferred tax liabilities	4,148	5,321

Net deferred tax asset	$—	$—

In assessing the need to record a valuation allowance against the Company’s deferred tax assets, management considers, based upon all available evidence, whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Due to the Company’s early stage and its operating losses, there is uncertainty with respect to whether the Company will ultimately realize its deferred tax assets. Accordingly, as of December 31, 2008 and 2007, the Company recorded a full valuation allowance against its net deferred tax asset.

The adoption of FIN 48 did not result in an accrual for the year ended December 31, 2008 or 2007 for uncertain tax positions taken in current or prior years, settlements with the taxing authorities or a lapse of the applicable statute of limitations. There are no uncertain tax positions as of December 31, 2008 or 2007 that, if recognized, would significantly affect the effective tax rate, and there are no uncertain tax positions for which it is reasonably possible that the total amounts of the unrecognized tax benefits will significantly change in the next twelve months. The Company may be subject to examination by the U.S. federal and various state tax jurisdictions for the 2005, 2006, 2007 and 2008 tax years. Under the terms of the purchase agreement between the Company and the former parent company of Networkfleet, the former parent company agreed to indemnify the Company for any taxes imposed on Networkfleet for periods prior to August 1, 2006. The Company will include interest and penalties related to its tax contingencies in income tax expense. No interest or penalties have been recognized during the year ended December 31, 2008 or 2007.

HUGHES TELEMATICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(8) Long-Term Debt

The components of long-term debt were as follows:

	December 31,
	2008	2007
	(in thousands)
Senior secured term indebtedness	$53,572	$—
Senior subordinated unsecured promissory note	13,024	—

Total long-term debt	$66,596	$—

Senior Secured Term Indebtedness

On March 31, 2008, the Company entered into a Credit Agreement pursuant to which it issued, for aggregate consideration of $20.0 million, senior secured term indebtedness with a principal amount of $20.0 million and warrants to purchase 1,576,983 shares of Company common stock, comprised of 362,597 initial shares and 1,214,386 earn-out shares, at an equivalent exercise price of less than $0.01 per share. The Company deposited $5.0 million of the proceeds into an escrow account which will be released to the Company on a pro rata basis over the next $67.5 million of debt or equity capital raised by the Company. If a balance remains in the escrow account on March 31, 2009, the Company will be required to make an offer to prepay outstanding senior secured term indebtedness with an aggregate principal amount equal to such remaining balance.

As additional consideration for services provided by Morgan Stanley Senior Funding, Inc. (the “Lead Arranger”) in connection with the issuance and syndication of the term indebtedness, the Company (i) issued a warrant to an affiliate of the Lead Arranger to purchase 590,622 shares of Company common stock, comprised of 135,802 initial shares and 454,820 earn-out shares, at an equivalent exercise price of less than $0.01 per share and (ii) agreed to issue the Lead Arranger or its designated affiliate additional warrants to purchase up to 590,622 shares of Company common stock, comprised of 135,802 initial shares and 454,820 earn-out shares, at an equivalent exercise price of less than $0.01 per share on a pro rata basis in connection with the issuance of up to $40.0 million of incremental senior secured term indebtedness under the Credit Agreement.

On April 9, 2008, the Company entered into an Amended and Restated Credit Agreement pursuant to which it issued, for aggregate consideration of $20.0 million, additional senior secured term indebtedness with a principal amount of $20.0 million and warrants to purchase 1,612,095 shares of Company common stock, comprised of 370,671 initial shares and 1,241,424 earn-out shares, at an equivalent exercise price of less than $0.01 per share. The Company deposited approximately $2.0 million of the proceeds into the escrow account, bringing the total amount held in the escrow account for the benefit of all senior secured note holders to approximately $7.0 million. Pursuant to the agreement with the Lead Arranger, the Company issued an additional warrant to purchase 295,341 shares of Company common stock, comprised of 67,908 initial shares and 227,433 earn-out shares, at an equivalent exercise price of less than $0.01 per share.

On July 8, 2008, the Company entered into an Incremental Loan Commitment Agreement pursuant to which it issued, for aggregate consideration of $15.0 million, additional senior secured term indebtedness with a principal amount of $15.0 million and warrants to purchase 1,209,041 shares of Company common stock, comprised of 277,994 initial shares and 931,047 earn-out shares, at an equivalent exercise price of less than $0.01 per share. As a result of this transaction, approximately $0.4 million was released from the escrow account, reducing the total amount held in the escrow account for the benefit of all senior secured note holders to approximately $6.6 million. Pursuant to the agreement with the Lead Arranger, the Company issued an additional warrant to purchase 221,460 shares of Company common stock, comprised of 50,920 initial shares and 170,540 earn-out shares, at an equivalent exercise price of less than $0.01 per share.

HUGHES TELEMATICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On December 12, 2008, the Company entered into an Incremental Loan Commitment Agreement with Apollo Investment Fund V (PLASE), LP (“AIF V PLASE”), an affiliate of Apollo, pursuant to which it issued, for aggregate consideration of $5.0 million, additional senior secured term indebtedness with a principal amount of $5.0 million and warrants to purchase 402,993 shares of Company common stock, comprised of 92,660 initial shares and 310,333 earn-out shares, at an equivalent exercise price of less than $0.01 per share. As a result of this transaction and the issuance of a senior subordinated unsecured promissory note on the same date, approximately $1.3 million was released from the escrow account, reducing the total amount held in the escrow account for the benefit of all senior secured note holders to approximately $5.3 million. Pursuant to the agreement with the Lead Arranger, the Company issued an additional warrant to purchase 73,821 shares of Company common stock, comprised of 16,974 initial shares and 56,847 earn-out shares, at an equivalent exercise price of less than $0.01 per share.

The senior secured term indebtedness is guaranteed by all of the Company’s existing and future domestic subsidiaries and is secured by all of its tangible and intangible assets. At the election of the Company, the term indebtedness bears interest at (i) the Prime Lending Rate plus 10.00% or (ii) for Eurocurrency borrowings, 11.00% plus the greater of the London Interbank Offered Rate (“LIBOR”) or 3.00%. In accordance with an agreement between the Company and one of the senior secured note holders, the interest rate on term indebtedness with a principal amount of $5.0 million will have a fixed interest rate of 14.00% for the term of the debt. With respect to Eurocurrency borrowings, the Company may elect interest periods of one, two, three, or six months (or nine or twelve months if approved by each senior secured note holder), and interest is payable in arrears at the end of each interest period but, in any event, at least every three months. With respect to any interest period ending on or prior to March 31, 2010 and unless the Company elects at least three days prior to the beginning of any such interest period, the interest accrued on the term indebtedness will be paid in kind in arrears with such accrued interest being added to the outstanding principal balance of the term indebtedness. With respect to all interest periods ending after March 31, 2010, the accrued interest will be paid in cash in arrears. As of December 31, 2008, the Company had elected to convert all outstanding amounts of the term indebtedness to Prime Lending Rate borrowings which resulted in the term indebtedness bearing an interest rate of 13.25%.

The Amended and Restated Credit Agreement governing the term indebtedness requires the Company to comply with certain negative covenants which include limitations on the Company’s ability to incur additional debt; create liens; pay dividends or make other distributions; make loans and investments; sell assets; redeem or repurchase capital stock or subordinated debt; engage in specified transactions with affiliates; consolidate or merge with or into, or sell substantially all of its assets to, another person; and enter into new lines of business. The Company may incur indebtedness beyond the specific limits allowed under the Amended and Restated Credit Agreement, provided it maintains a leverage ratio of no greater than 5.0 to 1.0. Noncompliance with any of the covenants without cure or waiver would constitute an event of default. An event of default resulting from a breach of a covenant may result, at the option of the note holders, in an acceleration of the principal and interest outstanding. The Amended and Restated Credit Agreement also contains other events of default (subject to specified grace periods), including defaults based on the termination of the Company’s contract with an automaker, events of bankruptcy and insolvency, and nonpayment of principal, interest or fees when due.

The warrants issued in connection with the issuance of the term indebtedness are exercisable upon the earlier to occur of (i) the repayment of the term indebtedness, (ii) a change of control as defined in the warrant agreement, (iii) a transaction or event causing or allowing the holders to sell the shares of common stock issuable upon exercise of the warrants pursuant to the Co-Sale Agreement, dated March 31, 2008, as amended, by and among the Company, Communications LLC and the holders of the warrants. If not exercised prior to the earlier of (i) the date on which the Company becomes subject to the requirement to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, or (ii) March 31, 2013, the warrants will be

HUGHES TELEMATICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

automatically exercised on such date with no action required on the part of the holders (except the payment of the aggregate exercise price). In the event that the term indebtedness is prepaid in full prior to March 31, 2010, the number of shares for which each warrant is exercisable shall be reduced by 18.75%. As additional consideration for services provided by the Lead Arranger in connection with the issuance and syndication of the term indebtedness, the Company agreed to issue the Lead Arranger or its designated affiliate additional warrants to purchase a number of shares of common stock equal to the reduction in the number of shares of common stock issuable under the warrants held by Morgan Stanley Senior Funding, Inc. or its affiliates in the event the term indebtedness is prepaid in full by March 31, 2010. The number of shares for which each warrant is exercisable is subject to additional adjustment under certain anti-dilution and other provisions as set forth in the warrant agreement.

In accordance with Accounting Principles Board Opinion No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants, as of each issuance date, the Company ascribed value to the senior secured term indebtedness and the related warrants based on their relative fair values. As such, $16.7 million, $16.7 million, $10.5 million and $2.9 million was allocated to the senior secured term indebtedness and $3.3 million, $3.3 million, $4.5 million and $1.0 million was allocated to the warrants on the March 31, 2008, April 9, 2008, July 8, 2008 and December 12, 2008 issuance dates, respectively. The resulting discount from the face value of the senior secured term indebtedness resulting from the ascribed value to the warrants will be amortized as additional interest expense over the term of the senior secured term indebtedness using the effective interest rate method.

In connection with the issuance of the senior secured term indebtedness to AIF V PLASE on December 12, 2008, the Company recorded a deemed capital contribution from Apollo of approximately $1.0 million related to the difference between (i) the fair value of the note using an estimated interest rate the Company would have paid an unrelated third party on a similar note and (ii) the fair value of the note using the stated interest rate. The Company determined the estimated fair value amount by using available market information and commonly accepted valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value. Accordingly, the fair value estimates presented herein is not necessarily indicative of the amount that the Company or holders of the instruments could realize in a current market exchange. The use of different assumptions and/or estimation methodologies may have a material effect on the estimated fair value. The discount from the face value of the senior secured term indebtedness resulting from the deemed capital contribution will be amortized as additional interest expense over the term of the senior secured term indebtedness using the effective interest rate method.

Senior Subordinated Unsecured Promissory Notes

On March 31, 2008, the Company issued to Communications LLC a senior subordinated unsecured promissory note with a principal amount of $12.5 million and a maturity date of October 1, 2013. The note bears interest at a rate of 15.00% per annum which is compounded and added to the principal amount annually and is payable at maturity. In connection with the issuance of the note, the Company recorded a deemed capital contribution from Apollo of approximately $2.4 million related to the difference between (i) the fair value of the note using an estimated interest rate the Company would have paid an unrelated third party on a similar note and (ii) the fair value of the note using the 15.00% stated interest rate. The discount from the face value of the note resulting from the deemed capital contribution will be amortized as additional interest expense over the term of the note using the effective interest rate method.

On December 12, 2008, the Company issued to AIF V PLASE an additional senior subordinated unsecured promissory note with a principal amount of $3.5 million and a maturity date of October 1, 2013. The note bears interest at 15.00% per annum which is compounded and added to the principal amount annually and is payable at

HUGHES TELEMATICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

maturity. In connection with the issuance of the note, the Company recorded an additional deemed capital contribution of approximately $2.4 million from Apollo related to the difference between (i) the fair value of the note using an estimated interest rate the Company would have paid an unrelated third party on a similar note and (ii) the fair value of the note using the 15.00% stated interest rate. The discount from the face value of the note resulting from the deemed capital contribution will be amortized as additional interest expense over the term of the note using the effective interest rate method.

At the time of issuance of each promissory note, the Company determined the estimated fair value amount by using available market information and commonly accepted valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value. Accordingly, the fair value estimates presented herein is not necessarily indicative of the amount that the Company or holders of the instruments could realize in a current market exchange. The use of different assumptions and/or estimation methodologies may have a material effect on the estimated fair value.

(9) Capital Lease Obligations

The Company leases certain equipment under capital lease arrangements expiring at various times through 2011. The assets and liabilities under capital leases are recorded at the lower of the present values of the minimum lease payments or the fair values of the assets. The interest rates pertaining to these capital leases range from 7.25% to 11.00% (average interest rate is 8.18%). One of the lease arrangements is between the Company and Hughes Network Systems, LLC (“HNS”), a related party (see Note 11).

Minimum future lease payments under these capital leases are:

	December 31,
	2008	2007
	(in thousands)
Total future minimum lease payments	$7,819	$—
Less: amounts representing interest	(488)	—

Net minimum lease payments	7,331	—
Current portion	(1,738)	—

Long-term portion	$5,593	$—

(10) Stockholders’ Equity

Common Stock

On July 21, 2006, the Company sold an aggregate of 731,496 shares of its common stock, comprised of 168,194 initial shares and 563,302 earn-out shares, for nominal consideration to two individuals who later became the Chief Executive Officer of the Company and the President of the Company to whom it had previously agreed to sell such equity.

On July 31, 2006, the Company issued 3,698,931 shares of its common stock, comprised of 850,496 initial shares and 2,848,435 earn-out shares, to the shareholders of SecureTnet International, LLC as consideration for the contribution of intellectual property, including technical “know-how” related to the development of an end-to-end telematics solution.

HUGHES TELEMATICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Series A Redeemable Preferred Stock

On July 28, 2006, the Company issued and sold to Communications LLC, for an aggregate purchase price of $40.0 million, 4,000 shares of the Company’s Series A Preferred Stock and a warrant to purchase 12,191,598 shares of Company common stock, comprised of 2,803,223 initial shares and 9,388,375 earn-out shares, at an equivalent exercise price of $0.82 per share. On June 19, 2007, the Company issued and sold to Communications LLC, for an aggregate purchase price of $15.0 million, an additional 1,500 shares of Series A Preferred Stock and a warrant to purchase 9,143,698 shares of Company common stock, comprised of 2,102,417 initial shares and 7,041,281 earn-out shares, at an equivalent exercise price of $1.64 per share. On November 29, 2007, the Company issued and sold to Communications LLC, for an aggregate purchase price of $20.0 million, an additional 2,000 shares of Series A Preferred Stock and a warrant to purchase 12,191,598 shares of Company common stock, comprised of 2,803,223 initial shares and 9,388,375 earn-out shares, at an equivalent exercise price of $2.46 per share. The Series A Preferred Stock is non-voting, has a liquidation preference of $10,000 per share and is senior in priority to the Company’s common stock. As of December 31, 2008 and 2007, there were 7,500 shares of Series A Preferred Stock outstanding, and the aggregate liquidation preference of the Series A Preferred Stock was $75.0 million. On October 1, 2013, the Company will be required to redeem the Series A Preferred Stock at a redemption price equal to $10,000 per share. In the event of a change of control, as defined, at the option of the holders of the majority of the then outstanding shares of the Series A Preferred Stock, the Company is required to redeem all or any number of such holders’ shares of Series A Preferred Stock. The holders of at least a majority of the Series A Preferred Stock, generally voting together as a single class, must consent in order for the Company to take certain defined actions. Significant actions subject to protective provisions include the payment of dividends on capital stock of the Company and the redemption, repurchase or retirement of any capital stock of the Company.

The warrants are currently exercisable and expire ten years after the date of issuance. The holder of each warrant has the option to pay the exercise price of the warrant in cash, surrendering Company common stock or Series A Preferred Stock previously acquired, or instructing the Company to withhold a number of Company shares with an aggregate fair value equal to the aggregate exercise price. The exercise price and the number of shares for which each warrant is exercisable for is subject to adjustment under certain anti-dilution and other provisions as set forth in the warrant agreement.

As of each sale date, the Company ascribed value to the Series A Preferred Stock and the warrant based on their relative fair values. As such, $34.9 million, $8.2 million and $11.7 million was allocated to Series A Preferred Stock and $5.1 million, $6.8 million and $8.3 million was allocated to the warrants on the July 28, 2006, June 19, 2007 and November 29, 2007 sale dates, respectively. The Series A Preferred Stock is accounted for in accordance with SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (“SFAS 150”), with the accretion of the book value of the Series A Preferred Stock up to the $75.0 million redemption amount being recorded as interest expense on the accompanying consolidated statements of operations.

In connection with the issuance of the term indebtedness, on March 31, 2008, Communications LLC agreed to extend the mandatory redemption date of the Series A Preferred Stock to October 1, 2013. In accordance with EITF Issue No. 96-19, Debtor’s Accounting for a Modification or Exchange of Debt Instruments, this extension was deemed to be an extinguishment and reissuance of the Series A Preferred Stock, and accordingly, the Company recorded approximately $2.2 million as a decrease to additional paid in capital for the difference between the fair value of the Series A Preferred Stock following the extension and the book value prior to the extension.

HUGHES TELEMATICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Retired Series B Redeemable Preferred Stock

On September 29, 2006, the Company issued and sold to a strategic partner 1,000 shares of the Company’s Series B Redeemable Preferred Stock (the “Retired Series B Preferred Stock”) for a purchase price of $5.0 million. The Retired Series B Preferred Stock was non-voting, had a liquidation preference of $5,000 per share and was senior in priority to each of the Company’s Series A Preferred Stock and the Company’s common stock. There were no shares of Retired Series B Preferred Stock outstanding as of December 31, 2008. As of December 31, 2007, there were 1,000 shares of Retired Series B Preferred Stock outstanding with a liquidation preference of $5.0 million. The sale of the Retired Series B Preferred Stock was in connection with a strategic relationship entered into by and between the Company and the strategic partner in September 2006 that the parties agreed to further document in a detailed commercial agreement. Since the commercial agreement was not executed by March 31, 2007, the Retired Series B Preferred Stock became redeemable by its terms at the option of either party for $5.0 million. Accordingly, the Retired Series B Preferred Stock has been reflected on the accompanying consolidated balance sheets as a liability in accordance with SFAS 150. The Company redeemed the outstanding shares of Retired Series B Preferred Stock on March 26, 2008 for $5.0 million.

Share-Based Compensation

The Company’s 2006 Stock Incentive Plan (“Plan”) provides for share-based compensation awards, including incentive stock options, non-qualified stock options and share awards, to the Company’s officers, employees, non-employee directors and non-employee consultants. There are 3,047,900 shares of common stock authorized for issuance under the Plan. The Plan is administered by the Company’s Board of Directors which determines eligibility, amount, and other terms and conditions of awards. Options awarded under the Plan generally have a term of ten years and an exercise price equal to or greater than the fair value of the underlying shares of common stock on the date of grant. Generally, half of each award vests in equal parts over a period of three years of continued employment or service to the Company. The remaining half of each award vests upon the achievement of certain pre-established performance goals set by the Company’s Board of Directors. In the event an option holder’s service to the Company is terminated for either (i) other than good reason, as defined in the Plan, before the fifth anniversary of the holder’s service to the Company or (ii) cause, the Company may repurchase any stock obtained through the exercise of a stock option within 180 days of such holder’s termination date at a price equal to the lesser of the fair market value of the stock on the date of termination or the exercise price of the stock option. In the event an option holder’s service to the Company is terminated for any of (i) good reason, as defined in the Plan, (ii) other than cause or (iii) following the fifth anniversary of such holder’s service to the Company, the Company may repurchase any stock obtained through the exercise of a stock option within 180 days of such holder’s termination date at a price equal to the fair market value of the stock on the date of termination.

Since January 1, 2007, the Company granted stock options with exercise prices as follows:

Month	Number of Shares	Exercise Price	Fair Value per Share	Intrinsic Value per Share
January 2007	204,817	$1.65	$0.70	$—
March 2007	73,149	$1.65	$0.70	$—
April 2007	73,149	$1.65	$0.70	$—
October 2007	382,204	$1.65	$1.54	$—
November 2007	1,078,950	$2.47	$1.64	$—
January 2008	333,436	$2.47	$1.64	$—
May 2008	165,195	$2.47	$2.40	$—

The fair value of the common stock was determined contemporaneously with the grants.

HUGHES TELEMATICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In accordance with SFAS 123(R), the Company records compensation expense for all share-based awards issued. For the years ended December 31, 2008 and 2007 and for the period from January 9, 2006 to December 31, 2006, the Company recorded approximately $0.4 million, $0.1 million and $1,000 of compensation expense, respectively, related to stock option grants. Such compensation expense is included in research and development, sales and marketing and general and administrative expense in the accompanying consolidated statements of operations. For awards outstanding as of December 31, 2008, the Company expects to recognize approximately $1.2 million of additional expense related to stock option awards on a straight-line basis over the remaining average service period of approximately 2.9 years.

The fair value of each award is estimated on the grant date using the Black-Scholes option pricing model. For the years ended December 31, 2008, 2007 and 2006, the weighted average grant-date fair value of options awarded was $1.32, $0.98 and $0.45 per share, respectively, and was based on the following assumptions:

	Year Ended December 31,		January 9, 2006 (Inception) to December 31, 2006
	2008	2007
Risk free rate	3.8 – 3.9%	4.0 – 4.7%	4.4%
Expected term (years)	10	10	10
Expected volatility	62.2 – 63.7%	62.2% – 64.0%	66.5%
Dividend yield	0.0%	0.0%	0.0%

The risk-free interest rate assumption is based upon the grant date closing rate for United States treasury notes that have a life which approximates the expected term of the option. The expected term is based upon the contractual term of each employee stock option grant as the repurchase feature of the Plan encourages a longer holding period and the Company does not have sufficient operating history to estimate a term shorter than the contractual term. The expected volatility is based on the average historical volatility of comparable guideline companies. The dividend yield assumption is based on the Company’s expectation that it will not pay dividends for the foreseeable future. Due to the Company’s limited operating history, forfeitures are estimated based on actual terminations.

The following table reflects stock option activity:

	Number of Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value
			(in thousands)
Outstanding at December 31, 2007	1,985,389	$2.10
Granted	498,631	$2.47
Forfeited	(181,654)	$1.84

Outstanding at December 31, 2008	2,302,366	$2.20	$5,224

Exercisable at December 31, 2008	131,822		$1,360

HUGHES TELEMATICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides information about stock options that are outstanding and exercisable as of December 31, 2008:

	Stock Options Outstanding			Stock Options Exercisable
Exercise Price	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (Yrs)	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (Yrs)
$1.65	767,455	$1.65	8.3	60,522	$1.65	8.2
$2.47	1,534,911	$2.47	9.0	71,300	$2.47	9.0

(11) Related Party Transactions

Apollo

Communications LLC and AIF V PLASE are investment funds affiliated with Apollo. As of December 31, 2008, Apollo, through Communications LLC and AIF V PLASE, owned approximately 81% of Company’s outstanding common stock on a fully diluted basis.

On March 31, 2008, the Company issued to Communications LLC a senior subordinated unsecured promissory note with a principal amount of $12.5 million and a maturity date of October 1, 2013 (see Note 8). The note bears interest at a rate of 15.00% per annum which is compounded and added to the principal amount annually and is payable at maturity. In connection with the issuance of the note, the Company recorded a deemed capital contribution from Apollo of approximately $2.4 million related to the difference between (i) the fair value of the note using an estimated interest rate the Company would have paid an unrelated third party on a similar note and (ii) the fair value of the note using the 15.00% stated interest rate.

On December 12, 2008, the Company issued AIF V PLASE, for aggregate consideration of $5.0 million, additional senior secured term indebtedness with a principal amount of $5.0 million and warrants to purchase 402,993 shares of common stock, comprised of 92,660 initial shares and 310,333 earn-out shares, at an equivalent exercise price of less than $0.01 per share (see Note 8). In connection with the issuance of the note, the Company recorded a deemed capital contribution from Apollo of approximately $1.0 million related to the difference between (i) the fair value of the note using an estimated interest rate the Company would have paid an unrelated third party on a similar note and (ii) the fair value of the note using the 15.00% stated interest rate.

On December 12, 2008, the Company issued to AIF V PLASE a senior subordinated unsecured promissory note with a principal amount of $3.5 million and a maturity date of October 1, 2013 (see Note 8). The note bears interest at a rate of 15.00% per annum which is compounded and added to the principal amount annually and is payable at maturity. In connection with the issuance of the note, the Company recorded a deemed capital contribution from Apollo of approximately $2.4 million related to the difference between (i) the fair value of the note using an estimated interest rate the Company would have paid an unrelated third party on a similar note and (ii) the fair value of the note using the 15.00% stated interest rate.

On the date of each issuance, the Company determined the estimated fair value amount by using available market information and commonly accepted valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value. Accordingly, the fair value estimates presented herein is not necessarily indicative of the amount that the Company or holders of the instruments could realize in a current market exchange. The use of different assumptions and/or estimation methodologies may have a material effect on the estimated fair value.

On March 12, 2009, the Company issued and sold 1,200,000 shares of New Series B Preferred Stock to AIF V PLASE for $12.0 million (see Note 14).

HUGHES TELEMATICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Polaris Acquisition Corp.

In September 2008, the Company entered into a services agreement with Trivergance Business Resources (“TBR”), an affiliate of certain officers and directors of Polaris, pursuant to which TBR provided a marketing assessment and other research for the Company to aid in creating a marketing and retention platform. The Company agreed to pay TBR a fee of approximately $0.2 million, reasonable and customary travel expenses and certain other expenses incurred in connection with the engagement. Additionally, in November 2008, the Company entered into a letter agreement with TBR pursuant to which the Company has engaged TBR to provide certain marketing services in exchange for a $125,000 monthly draw against a per subscriber fee payable on certain subscribers acquired beginning in November 2008 and continuing through December 2010. A portion of the monthly draw has been deferred until the Company raises additional capital.

Hughes Network Systems

In July 2006, HNS, a wholly-owned subsidiary of Hughes Communications, Inc. (“HCI”) and an affiliate of Apollo, granted a limited license to the Company allowing the Company to use the HUGHES trademark. The license is limited in that the Company may use the HUGHES trademark only in connection with its business of automotive telematics and only in combination with the Telematics name. As partial consideration for the license, the agreement provides that HNS will be the Company’s preferred engineering services provider. The license is royalty-free, except that the Company has agreed to commence paying a royalty to HNS in the event the Company no longer has a commercial or affiliated relationship with HNS. As contemplated by the license terms and while the definitive agreement governing the relationship was being negotiated, HNS provided engineering development services to the Company pursuant to an Authorization to Proceed. In January 2008, the Company and HNS executed a definitive agreement pursuant to which HNS is continuing to provide the Company with engineering development and manufacturing services. For the years ended December 31, 2008 and 2007 and for the period from January 9, 2006 through December 31, 2006, HNS provided approximately $30.9 million, $21.6 million and $1.6 million of services, respectively, to the Company. As of December 31, 2008 and 2007, the Company had an outstanding balance, not including the equipment financing discussed below, of approximately $8.9 million and $4.9 million, respectively, payable to HNS. On March 12, 2009, the Company issued and sold 1,300,000 shares of New Series B Preferred Stock to HCI through the conversion of $13.0 million of trade accounts payable (see Note 14).

In June 2008, the Company and HNS entered into an arrangement pursuant to which HNS purchased, on behalf of the Company, certain production equipment for an aggregate amount of approximately $2.0 million. Starting in June 2009, the Company will pay HNS at a rate of $4.94 per telematics hardware device manufactured using the equipment; provided that (i) the Company will pay HNS a minimum of $0.2 million under this arrangement by December 31, 2009 and (ii) the Company shall have paid HNS the balance of the amount owed under this arrangement plus all accrued interest by December 31, 2010. Interest will accrue on the outstanding balance at a rate of 11.00% per annum. The Company may pay the balance of the amount owed plus accrued interest in full at any time, and at the time the balance is paid in full, the Company will have the option to purchase the production test equipment from HNS for $1.00. As of December 31, 2008, the Company had an outstanding balance related to the equipment financing of approximately $2.1 million which is reflected in capital lease obligations on the accompanying consolidated balance sheets.

Two members of the Company’s board of directors, the Chief Executive Officer and another board member who is affiliated with Apollo, are both members of the Board of Managers of HNS and the Board of Directors of HCI.

HUGHES TELEMATICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SkyTerra Communications

On August 1, 2006, the Company entered into an agreement with SkyTerra Communications, Inc. (“SkyTerra”), a former affiliate of Apollo, pursuant to which the Company received consulting services from three personnel of SkyTerra. The agreement allowed for such personnel to provide the Company up to an aggregate of 200 hours of service per month for a monthly fee of $25,000. The agreement was amended effective December 18, 2006 when the Company’s Chief Executive Officer and Vice President Finance, two of the SkyTerra personnel providing services to the Company, became employees of the Company. The amended agreement provided that the Company would pay $8,000 per month to SkyTerra for the services of the remaining employee of SkyTerra who had been providing services to the Company. This amended agreement was terminated effective February 1, 2007 when that remaining SkyTerra employee, SkyTerra’s General Counsel and Secretary, became a part-time employee and General Counsel of the Company, while continuing to serve part-time with SkyTerra. Also effective December 18, 2006, the Company and SkyTerra executed a second agreement pursuant to which the Company’s Vice President Finance was to provide services to SkyTerra in exchange for SkyTerra paying the Company $5,000 per month. This agreement terminated on March 31, 2007. During the years ended December 31, 2008 and 2007 and for the period from January 9, 2006 through December 31, 2006, the Company incurred approximately $0, $0, and $0.2 million, of net expense, respectively, under these consulting agreements.

The Company’s Chief Executive Officer of the Company is the former Chief Executive Officer and President of SkyTerra and a former member of SkyTerra’s board of directors. Another member of the Company’s board of directors who is affiliated with Apollo is also a former member of SkyTerra’s board of directors.

(12) Contingencies and Commitments

Leases

The Company has non-cancelable operating leases. Future minimum payments, by year and in the aggregate, under operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 2008 (in thousands):

Year Ending December 31:
2009	$764
2010	609
2011	630
2012	652
2013	675
Thereafter	878

Total minimum lease payments	$4,208

For the years ended December 31, 2008 and 2007, and for the period from January 9, 2006 to December 31, 2006, total expense under operating leases was approximately $0.7 million, $0.6 million and $0.2 million, respectively.

Technology Upgrade Program

Prior to its acquisition by the Company, Networkfleet sold products which utilized a wireless network which the network operator informed the Company would be decommissioned and used for other purposes. Consequently, Networkfleet initiated an upgrade program through which customers may exchange certain of these products which were purchased between April 2002 and July 2006 for the current version of Networkfleet’s

HUGHES TELEMATICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

hardware which operates on a different wireless network. During 2007, the network operator informed the Company that they had decided not to decommission the network. However, due to inconsistent coverage within the network coverage area, the Company continued with the upgrade program. Networkfleet completed the program in December 2008. The estimated cost of the upgrade program was approximately $2.7 million and was recorded as a liability in the Company’s purchase price allocation for the Networkfleet acquisition. The remaining liability as of December 31, 2008 and 2007 was $0 and approximately $0.8 million, respectively, and is included in accrued expenses in the accompanying consolidated balance sheets. During the years ended December 31 2008 and 2007, the Company reassessed the estimated remaining cost of the upgrade program and, as a result, reduced the liability by approximately $0.4 million and $0.4 million, respectively. This reduction was recorded as a decrease in cost of hardware sold. In connection with the completion of the technology upgrade program, Networkfleet evaluated its inventory on hand and recorded an approximately $0.4 million charge related to excess or obsolete inventories which were being used primarily in the exchange provided under the program.

Changes in the remaining liability related to the technology upgrade program were as follows:

	Year Ended December 31,
	2008	2007
	(in thousands)
Balance at beginning of period	$816	$2,178
Costs incurred	(384)	(922)
Reduction in the estimated cost to complete the program	(432)	(440)

Balance at end of period	$—	$816

Warranty Liability

The Company warrants its hardware to be free of defects in materials and workmanship and to substantially conform to the specifications for such hardware. The Company estimates its future warranty obligations by considering historical product return experience and related costs. As of December 31, 2008 and 2007, the Company’s estimated warranty liability was approximately $0.1 million and $0.2 million, respectively.

Changes in accrued warranty liability costs were as follows:

	Year Ended December 31,
	2008	2007
	(in thousands)
Balance at beginning of period	$156	$21
Warranty cost accrual	659	733
Warranty costs incurred	(679)	(598)

Balance at end of period	$136	$156

Contractual Payment Obligations

The Company has a long-term contract with each of two automakers pursuant to which the automakers have agreed to install telematics devices in their vehicles and permit the Company to exclusively provide telematics services to their new customers. Those contracts also require the Company to pay each automaker for certain non-recurring costs associated with the initiation of telematics services, up to an aggregate of $29.0 million

HUGHES TELEMATICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

between the two companies. The Company committed to pay $4.0 million of this amount on the first business day following each of January 1, 2008, January 1, 2009 and January 1, 2010. The remaining balance will be paid as the automaker incurs certain actual costs and are expected to be paid in full by December 31, 2011. In accordance with EITF Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products), amounts paid under these agreements will be capitalized and recognized as a reduction of revenue over the term of the respective agreement. During the year ended December 31, 2008, the Company incurred $4.3 million under these agreements, which is included in other assets on the accompanying consolidated balance sheets.

In April 2008, the Company entered into a software license agreement pursuant to which it agreed to pay the software provider, in installments and upon certain conditions set forth below, an aggregate of $5.5 million in exchange for licenses to use its software in the Company’s service offerings enabled by the factory installed hardware. Upon execution of the agreement, the Company paid the software provider $1.0 million for an initial amount of licenses. In addition, within three business days of the date on which the Company completes a financing resulting in net proceeds in excess of $15.0 million, the Company is required to pay the software supplier an additional $2.5 million as prepaid royalties for additional licenses. Finally, within three business days of the date on which the Company completes an additional financing resulting in net proceeds in excess of an additional $15.0 million, the Company is required to pay the software provider an additional $2.0 million as prepaid royalties for additional licenses. In addition, the Company has the option to acquire additional licenses on terms and conditions set forth in the agreement. Pursuant to the license agreement, the software supplier also agreed not to license its software to certain automotive manufacturers, other than through the Company. During the year ended December 31, 2008, the Company paid the software provider an aggregate of $2.1 million for prepaid royalties for licenses. Such amount has been reflected in other noncurrent assets on the accompanying consolidated balance sheets.

In April 2008, the Company entered into an amended agreement with a supplier pursuant to which the Company committed to purchase services in an aggregate amount of no less than $6.0 million in the year ended December 31, 2009, and $9.0 million in the years ended December 31, 2010, 2011 and 2012. If it becomes probable that the anticipated services to be purchased under this agreement will be below the contractual minimums, the Company will record a liability for such anticipated shortfall. As of December 31, 2008, the Company expects to meet the contractual minimums and, accordingly, has not recorded a liability for an anticipated shortfall under this agreement.

Litigation and Claims

From time to time, the Company is subject to litigation in the normal course of business. The Company is of the opinion that, based on information presently available, the resolution of any such legal matters will not have a material adverse effect on the Company’s financial position, results of operations or its cash flows.

(13) Segment Information

The Company presents its segment information along the same lines that its chief executive officer reviews its operating results in assessing performance and allocating resources. Accordingly, the Company’s operations have been classified into two business segments: (i) HUGHES Telematics and (ii) Networkfleet. The HUGHES Telematics segment is developing the factory installed, end-to-end telematics solution which is being marketed to automakers and includes our corporate expenses. The Networkfleet segment provides an aftermarket wireless fleet management solution targeted to the local fleet market. For each period presented, all reported revenues were attributable to Networkfleet.

HUGHES TELEMATICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents certain financial information on the Company’s reportable segments:

	Year Ended December 31,		January 9, 2006 (Inception) to December 31, 2006
	2008	2007
	(in thousands)
Revenues:
HUGHES Telematics	$—	$—	$—
Networkfleet	30,260	20,352	6,913

Total	$30,260	$20,352	$6,913

Loss from operations:
HUGHES Telematics	$(47,556)	$(29,431)	$(4,487)
Networkfleet	(102)	(4,146)	(1,649)

Total	$(47,658)	$(33,577)	$(6,136)

	December 31,
	2008	2007
	(in thousands)
Total assets:
HUGHES Telematics	$88,341	$42,580
Networkfleet	20,641	20,352

Total	$108,982	$62,932

All of the Company’s assets are located within the United States. As of each of December 31, 2008 and 2007, the Company included the $5.2 million of goodwill in the total assets of the Networkfleet segment.

(14) Subsequent Events

On March 12, 2009, the Company issued and sold 5,000,000 shares of New Series B Preferred Stock for an aggregate purchase price of $50.0 million. AIF V PLASE purchased 1,200,000 of such shares of New Series B Preferred Stock for $12.0 million of cash, and HUGHES Communications, parent of HNS, purchased 1,300,000 of such shares of New Series B Preferred Stock through the conversion of $13.0 million of trade accounts payable transferred from HNS. The remaining 2,500,000 shares of New Series B Preferred Stock were purchased by unrelated institutional investors for $25.0 million of cash. As a result of sale of New Series B Preferred Stock, the remaining approximately $5.3 million was released from the escrow account held for the benefit of the senior secured note holders. For consulting and financial advisory services provided in connection with the sale of the New Series B Preferred Stock, the Company paid Trivergance, LLC (“Trivergance”), an affiliate of Polaris, approximately $1.3 million of cash and issued Trivergance a warrant to purchase 314,117 shares of Company common stock, comprised of 72,224 initial shares and 241,893 earn-out shares, at an equivalent exercise price of approximately $0.167 per share.

The New Series B Preferred Stock has an initial liquidation preference of $10.00 per share which will increase quarterly at a rate of 8.0% per annum and is senior in priority to each of the Company’s Series A Preferred Stock and the Company’s common stock. The New Series B Preferred Stock is convertible at any time at the option of the holder into such number of shares of common stock equal to the then current liquidation preference divided by the conversion price of $145.55 per share, subject to adjustment under certain anti-dilution and other provisions. The holders of the New Series B Preferred Stock are entitled to vote on an as-converted

HUGHES TELEMATICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

basis on all matters which holders of the Company’s common stock are entitled to vote. Beginning on October 1, 2013, the New Series B Preferred Stock is subject to redemption at the option of the holder at the then current liquidation preference plus any accrued and unpaid dividends.

In connection with the sale of the New Series B Preferred Stock, on March 12, 2009, the Company also amended the Merger Agreement with Polaris to, among other things, increase the number of shares of Polaris common stock issued to the Company’s security holders at closing by approximately 5,000,000 shares to a total of 19,854,018 shares. The aggregate number of additional shares issued to the Company’s security holders which will be subject to the escrow subject to the achievement of certain share price targets agreement remained unchanged at 57,248,131. At the closing of the Merger, the New Series B Preferred Stock will convert into the right to receive an aggregate of 5,000,000 of the 19,854,018 initial shares of Polaris common stock and 7,500,000 of the approximately 57,248,131 shares placed in escrow.

Unaudited

On March 31, 2009, pursuant to the Merger Agreement, Old HTI and Polaris consummated the Merger (see Note 2).

On April 30, 2009, Old Chrysler filed for bankruptcy protection under Chapter 11 of the United States bankruptcy code. On June 10, 2009, New Chrysler purchased substantially all of the assets of Old Chrysler in the bankruptcy process. At a hearing held on July 16, 2009, Old Chrysler rejected certain contracts, including the Company’s telematics services contract with Old Chrysler, and therefore, the contract was terminated. The Company had been in negotiations with New Chrysler concerning a new telematics services agreement. However, the parties recently reached an impasse in the negotiations, and as a result, the Company discontinued working with New Chrysler to deploy the Company’s hardware and launch the Company’s services in the fourth quarter of 2009 as previously planned. In light of the termination of the Company’s contract with Old Chrysler and the recent impasse in negotiations with New Chrysler, if the impasse is not resolved promptly, the Company will further evaluate for impairment the amounts capitalized in connection with the provision of telematics services under the contract with Old Chrysler. On June 26, 2009, the Company obtained a waiver from its senior secured lenders under the Credit Agreement providing that the rejection of the Old Chrysler contract will not impact the Company’s existing obligations under the Credit Agreement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, if any, payable by us relating to the sale of common stock and warrants being registered. All amounts are estimates except the SEC registration fee.

SEC registration fee	$3,165.01
Legal fees and expenses	$25,000.00
Accounting fees and expenses	$10,000.00
Miscellaneous	$25,000.00

Total	$63,165.01

Item 14.	Indemnification of Directors and Officers

Our amended and restated certificate of incorporation, referred to herein as the “certificate of incorporation,” provides that a director of our company shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (the “DGCL”), or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of our company will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Our amended and restated by-laws, referred to herein as the “by-laws,” provide for the same indemnification for directors and officers of our company.

Our amended and restated certificate of incorporation also provides that all directors, officers, employees and agents of our company shall be entitled to be indemnified by us to the fullest extent permitted by Section 145 of the DGCL. Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he or she is a party or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his or her conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

Our by-laws provide that we will indemnify any of our directors and officers who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of our company, referred to herein as a “Third Party Proceeding,” by reason of the fact that he or she was or is a director or officer, employee or agent of ours, acting solely in such capacity, or a person serving at our request as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, committee or other enterprise, each referred to herein as an “Authorized Representative,” against his or her expenses and liabilities (including attorneys’ fees), actually and reasonably incurred by him or her in connection with the Third Party Proceeding if he or she acted in good faith and in a manner reasonably believed by him or her to be in, or not opposed to, our best interests and, with respect to any Third Party Proceeding involving potential criminal liability, referred to herein as a “Criminal Third Party Proceeding,” had no reasonable cause to believe that his or her conduct was unlawful. The termination of any Third Party Proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere, or its equivalent, will not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, our best interests or, with respect to any Criminal Third Party Proceeding, had reasonable cause to believe that his or her conduct was unlawful.

Our by-laws provide that we will indemnify any director or officer of ours who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by us to produce a judgment in favor of our shareholders, or any threatened, pending or completed action or suit in the right of our company by our stockholders to procure a judgment in our favor, referred to herein as a “Derivative Action,” by reason of the fact that the director or officer was or is an Authorized Representative of ours, against his or her expenses (including attorneys’ fees) actually and reasonably incurred by the director or officer in the action if he or she acted in good faith and in a manner reasonably believed by him or her to be in, or not opposed to, our best interests; except that no indemnification will be made in respect of any claim, issue or matter as to which he or she has been adjudged to be liable for negligence or misconduct in the performance of his or her duty to us unless and only to the extent that the court of common pleas, or other similarly constituted state court, located in the county where our registered office is located or the court in which such Derivative Action is or was pending, determines upon application that, despite the adjudication of liability but in view of all circumstances of the case, he or she is fairly and reasonably entitled to indemnification for expenses which the court deems proper.

An Authorized Representative of our company (other than a director or officer of ours) may be indemnified by us or have his or her expenses advanced in accordance with the procedures described below. To the extent that an Authorized Representative of ours has been successful on the merits or otherwise in defense of any Third Party Proceeding or Derivative Action or in defense of any claim, issue or matter therein, the Authorized Representative will be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith.

Indemnification under the provisions of our by-laws described above (unless ordered by a court) will be made by us only as authorized in the specific case upon a determination that the indemnification of the Authorized Representative is required or proper in the circumstances because he or she has met the applicable standard of conduct set forth above or has been successful on the merits or as otherwise in defense of any Third Party Proceeding or Derivative Action and that the amount requested has been actually and reasonably incurred. Such determination shall be made:

(a) by our board of directors or a committee thereof, acting by a majority vote of a quorum consisting of our directors who are not parties to a Third Party Proceeding or Derivative Action, referred to herein as “Disinterested Directors”; or

(b) if a quorum is not obtainable or, even if obtainable, a majority vote of a quorum of Disinterested Directors so directs, by independent legal counsel in a written opinion; or

(c) by our stockholders.

Our certificate of incorporation and by-laws provide that expenses incurred in defending a Third Party Proceeding or Derivative Action will be paid on behalf of a director or officer, and may be paid on behalf of any other Authorized Representative under our by-laws, by us in advance of the final disposition of the action as authorized in the manner provided above upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by us as authorized by our certificate of incorporation or by-laws. The financial ability of any Authorized Representative to make repayment will not be a prerequisite to making of an advance. Such expenses incurred by other employees and agents may be paid upon such terms and conditions, if any, as our board of directors deems appropriate.

Our certificate of incorporation provides that expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding for which such officer or director may be entitled to indemnification hereunder shall be paid by us in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by us as authorized by the certificate of incorporation.

The indemnification provided by our by-laws is not deemed to be exclusive of any other right to which a person seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or Disinterested Directors, or otherwise, both as to action taken in another capacity while holding his or her office or position, and will continue as to a person who has ceased to be an Authorized Representative of ours and will inure to the benefit of his or her heirs and personal representatives.

Our by-laws provide that we may purchase and maintain insurance on behalf of any person who is or was an Authorized Representative against any expenses and liabilities asserted against him or her and incurred by him or her in any such capacity, whether or not we would have the power to indemnify him or her against such expenses and liabilities under the provisions of our by-laws.

Our board of directors is expected to approve a form of Indemnification Agreement (the “Indemnification Agreement”) to be entered into between us and our directors and officers. We may from time to time enter into additional indemnification agreements with future directors and officers of ours or other key personnel.

Each of the Indemnification Agreements is expected to provide, among other things, that we will, to the extent permitted by applicable law, indemnify and hold harmless each indemnitee if, by reason of such indemnitee’s status as a director or officer of ours, such indemnitee was, is or is threatened to be made a party or a participant (as a witness or otherwise) in any threatened, pending or completed proceeding, whether of a civil, criminal, administrative or investigative nature, against all losses, judgments, fines, penalties and amounts paid in settlement (if such settlement is approved in writing in advance by us) and incurred by such indemnitee in connection with such proceeding. In addition, each of the Indemnification Agreements is expected to provide for the advancement of expenses incurred by the indemnitee in connection with any proceeding covered by the agreement, subject to certain exceptions. None of the Indemnification Agreements is expected to preclude any other rights to indemnification or advancement of expenses to which the indemnitee may be entitled, including but not limited to, any rights arising under our governance documents, or any other agreement, any vote of our stockholders or any applicable law.

Item 15.	Recent Sales of Unregistered Securities

On March 31, 2009, pursuant to the terms of the Agreement and Plan of Merger dated June 13, 2008, Old HTI, a privately held company, and Polaris, a publicly held blank check company, consummated the Merger whereby Old HTI merged with and into a wholly owned direct subsidiary of Polaris with Old HTI as the surviving corporation, and immediately thereafter, Old HTI merged with and into Polaris, with Polaris as the surviving corporation. In connection with the Merger, Polaris changed its name from “Polaris Acquisition Corp.” to “HUGHES Telematics, Inc.”

At the closing of the Merger, we issued to the Old HTI securityholders, among other consideration, 77,102,149 shares of our common stock, which included 58,737,184 shares of common stock which were issued into escrow, subject to certain indemnification obligations and the achievement of certain share price targets in the five years after the closing. The shares were issued in a private placement not involving a public offering under the Securities Act of 1933 pursuant to Section 4(2) of the Securities Act of 1933 or Rule 145 under the Securities Act of 1933. Polaris did not engage in general solicitation or advertising with regard to the issuance of its shares of common stock and did not offer securities to the public in connection with this issuance.

In addition, in connection with the Merger, pursuant to certain letter agreements dated March 12, 2009, we issued an aggregate of 226,592 shares of common stock in lieu of cash compensation to such advisors for services rendered to us. Such shares were issued in a private placement not involving a public offering under the Securities Act of 1933 pursuant to Section 4(2) of the Securities Act of 1933. We did not engage in general solicitation or advertising with regard to the issuance of its shares of common stock and did not offer to the public in connection with this issuance.

On December 28, 2009, we completed a private placement of 2,516,667 shares of common stock to a group of institutional accredited investors at a per share price of $3.00. The aggregate purchase price for the common stock sold in the private placement was approximately $7.4 million in cash and the exchange of 1,662,200 of our publicly-traded warrants which were cancelled following the closing of the private placement. We intend to use the net proceeds from the private placement for general corporate purposes. The sale of the common stock in the private placement was not registered under the Securities Act, and the shares may not be sold in the United States absent registration or an applicable exemption from registration requirements. The shares were offered and sold pursuant to the exemption from registration afforded by Rule 506 under the Securities Act and/or Section 4(2) of the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules

The exhibits to this registration statement are listed on the Exhibit Index on page II-6 hereof, which is incorporated by reference in this Item 16.

Item 17.	Undertakings

(A) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) For the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to the purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(B) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on February 16, 2010.

HUGHES TELEMATICS, INC.

By:	/s/ JEFFREY A. LEDDY
Name:	Jeffrey A. Leddy
Title:	Director and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jeffrey A. Leddy, Craig J. Kaufmann and Robert C. Lewis his true and lawful attorney-in-fact and agent with full power of substitution and re-substitution, for him/her and in his name, place and stead, in any and all capacities to sign any or all amendments (including, without limitation, post-effective amendments) to this Registration Statement, any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act of 1933 and any or all pre- or post-effective amendments thereto, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that said attorney-in-fact and agent, or any substitute or substitutes for him, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

NAME	POSITION	DATE

/s/ JEFFREY A. LEDDY Jeffrey A. Leddy	Director and Chief Executive Officer	February 16, 2010

/s/ CRAIG J. KAUFMANN Craig J. Kaufmann	Vice President Finance and Treasurer	February 16, 2010

/S/ ANDREW D. AFRICK Andrew D. Africk	Director	February 16, 2010

/S/ MARC V. BYRON Marc V. Byron	Director	February 16, 2010

/S/ ANDREW P. HINES Andrew P. Hines	Director	February 16, 2010

/S/ WARREN N. LIEBERFARB Warren N. Lieberfarb	Director	February 16, 2010

/S/ STEVEN MARTINEZ Steven Martinez	Director	February 16, 2010

NAME	POSITION	DATE

/S/ MATTHEW H. NORD Matthew H. Nord	Director	February 16, 2010

/S/ AARON J. STONE Aaron J. Stone	Director	February 16, 2010

/S/ MARK VANSTEKELENBURG Mark VanStekelenburg	Director	February 16, 2010

EXHIBIT INDEX

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement. The registrant acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading. Additional information about the registrant may be found elsewhere in this registration statement and in the registrant’s other public filings, which are available without charge through the SEC’s website at www.sec.gov.

Exhibit No.	Description

2.1	Second Amended and Restated Merger Agreement, dated March 12, 2009, by and among Polaris Acquisition Corp., HUGHES Telematics, Inc., and Communication Investors, LLC (incorporated by reference from Exhibit 2.1 to the Company’s Current Report on Form 8-K dated March 12, 2009)

3.1	Amended and Restated Certificate of Incorporation of HUGHES Telematics, Inc. filed with the Secretary of State of the State of Delaware on March 31, 2009 (incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form 8-A filed on July 29, 2009 (File No. 000-53743))

3.2	Amended and Restated By-laws of HUGHES Telematics, Inc. (incorporated by reference from Exhibit 3.2 to the Company’s Current Report on Form 8-K filed on April 6, 2009)

4.1	Specimen Common Stock Certificate (incorporated by reference from Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on April 6, 2009)

4.2	Specimen Warrant Certificate (incorporated by reference from Exhibit 4.3 to the Company’s Registration Statement on Form S-1 (File No. 333-145759))

4.3	Form of Unit Purchase Option (incorporated by reference from Exhibit 4.4 to the Company’s Registration Statement on Form S-1 (File No. 333-145759))

4.4	Form of Warrant Agreement (incorporated by reference from Exhibit 4.5 to the Company’s Registration Statement on Form S-1 (File No. 333-145759))

5.1*	Opinion of Robert C. Lewis, Esq., regarding legality of the securities being registered

10.1	Shareholders’ Agreement, dated as of March 31, 2009, among Polaris Acquisition Corp. and each of the Persons listed on Schedules I, II and III (incorporated by reference from Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 6, 2009)

10.2	Escrow Agreement, dated as of March 31, 2009, by and among Polaris Acquisition Corp., Trivergance, LLC and Continental Stock Transfer & Trust Company (incorporated by reference from Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on April 6, 2009)

10.3	Amendment to Stock Escrow Agreement, dated as of March 31, 2009, by and among Polaris Acquisition Corp., its initial stockholders and Lazard Capital Markets LLC (incorporated by reference from Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on April 6, 2009)

10.4	Letter Agreement, dated as of March 23, 2007, between Networkcar, Inc. and Keith Schneider (incorporated by reference from Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on April 6, 2009)

Exhibit No.	Description

10.5	Non-Qualified Stock Option Agreement, effective as of November 30, 2007, between HUGHES Telematics, Inc. and Craig Kaufmann (incorporated by reference from Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on April 6, 2009)

10.6	Non-Qualified Stock Option Agreement, effective as of November 30, 2007, between HUGHES Telematics, Inc. and Robert Lewis (incorporated by reference from Exhibit 10.6 to the Company’s Current Report on Form 8-K filed on April 6, 2009)

10.7	Non-Qualified Stock Option Agreement, effective as of November 30, 2007, between HUGHES Telematics, Inc. and Jeffrey Leddy (incorporated by reference from Exhibit 10.7 to the Company’s Current Report on Form 8-K filed on April 6, 2009)

10.8	Non-Qualified Stock Option Agreement, effective as of November 30, 2007, between HUGHES Telematics, Inc. and Erik Goldman (incorporated by reference from Exhibit 10.8 to the Company’s Current Report on Form 8-K filed on April 6, 2009)

10.9	Non-Qualified Stock Option Agreement, effective as of November 30, 2007, between HUGHES Telematics, Inc. and Andrew Africk (incorporated by reference from Exhibit 10.9 to the Company’s Current Report on Form 8-K filed on April 6, 2009)

10.10	Non-Qualified Stock Option Agreement, effective as of November 30, 2007, between HUGHES Telematics, Inc. and Matthew Nord (incorporated by reference from Exhibit 10.10 to the Company’s Current Report on Form 8-K filed on April 6, 2009)

10.11	Non-Qualified Stock Option Agreement, dated as of April 11, 2007, between HUGHES Telematics, Inc. and Keith Schneider (incorporated by reference from Exhibit 10.11 to the Company’s Current Report on Form 8-K filed on April 6, 2009)

10.12	Non-Qualified Stock Option Agreement, effective as of January 8, 2007, between HUGHES Telematics, Inc. and Craig Kaufmann (incorporated by reference from Exhibit 10.12 to the Company’s Current Report on Form 8-K filed on April 6, 2009)

10.13	Non-Qualified Stock Option Agreement, effective as of March 9, 2007, between HUGHES Telematics, Inc. and Robert Lewis (incorporated by reference from Exhibit 10.13 to the Company’s Current Report on Form 8-K filed on April 6, 2009)

10.14	Amended and Restated Credit Agreement, dated as of April 9, 2008, among HUGHES Telematics, Inc., Various Lenders, Morgan Stanley Senior Funding, Inc., and Morgan Stanley & Co. Incorporated (incorporated by reference from Exhibit 10.14 to the Company’s Current Report on Form 8-K filed on April 6, 2009)

10.15	Assumption Agreement, dated as of March 31, 2009, among HUGHES Telematics, Inc., each Subsidiary Guarantor signatory hereto, the Administrative Agent and Collateral Agent (incorporated by reference from Exhibit 10.15 to the Company’s Current Report on Form 8-K filed on April 6, 2009)

10.16	Guaranty and Collateral Agreement, dated as of March 31, 2008, among HUGHES Telematics Inc., subsidiary guarantors and Morgan Stanley & Co. Incorporated (incorporated by reference from Exhibit 10.16 to the Company’s Current Report on Form 8-K filed on April 6, 2009)

10.17	Telematics Services Agreement, dated October 31, 2007, by and between HUGHES Telematics Inc. and Mercedes-Benz USA, LLC (incorporated by reference from Exhibit 10.18 to the Company’s Current Report on Form 8-K/A filed on July 6, 2009)

10.18	Telematics Agreement, dated December 28, 2007, between HUGHES Network Systems, LLC and HUGHES Telematics, Inc. (incorporated by reference from Exhibit 10.19 to the Company’s Current Report on Form 8-K filed on April 6, 2009)

Exhibit No.	Description

10.19	Amended and Restated Co-Sale and Stock Restriction Agreement, dated as of March 31, 2009, by and among Hughes Telematics, Inc., Communications Investors LLC, Apollo Investment Fund V (PLASE), L.P. and certain investors (incorporated by reference from Exhibit 10.20 to the Company’s Registration Statement on Form S-1 (File No. 333-160787))

10.20	Second Lien Credit Agreement dated as of December 17, 2009 among HUGHES Telematics, Inc., Plase HT, LLC as administrative agent and collateral agent, and the lenders from time to time party thereto (incorporated by reference from Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on December 22, 2009)

10.21	Second Lien Guaranty and Collateral Agreement dated as of December 17, 2009 among HUGHES Telematics, Inc., the subsidiaries of HUGHES Telematics, Inc. identified therein and Plase HT, LLC as collateral agent (incorporated by reference from Exhibit 99.2 to the Company’s Current Report on Form 8-K filed on December 22, 2009)

10.22	Warrant to purchase 3,000,000 shares of common stock at $6.00 per share, dated as of December 17, 2009, issued to Plase HT, LLC, expiring December 17, 2014 (incorporated by reference from Exhibit 99.3 to the Company’s Current Report on Form 8-K filed on December 22, 2009)

10.23	Senior Unsecured Promissory Note, dated December 18, 2009, in the principal amount of approximately $8.3 million issued to Hughes Network Systems, LLC (incorporated by reference from Exhibit 99.4 to the Company’s Current Report on Form 8-K filed on December 22, 2009)

10.24	Stock Purchase Agreement, dated December 24, 2009, by and among HUGHES Telematics, Inc. and the Purchasers set forth therein (incorporated by reference from Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on December 28, 2009)

10.25	Registration Rights Agreement, dated December 24, 2009, by and among HUGHES Telematics, Inc. and the Investors set forth therein (incorporated by reference from Exhibit 99.2 to the Company’s Current Report on Form 8-K filed on December 28, 2009)

16.1	Letter from McGladrey & Pullen, LLP, independent registered public accounting firm (incorporated by reference from Exhibit 16.1 to the Company’s Current Report on Form 8-K filed on April 6, 2009)

21.1	List of Subsidiaries (incorporated by reference from Exhibit 21.1 to the Company’s Current Report on Form 8-K filed on April 6, 2009)

23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm

23.2	Consent of Robert C. Lewis, Esq. (included in Exhibit 5.1)

99.1	HUGHES Telematics, Inc. 2009 Equity and Incentive Plan, effective as of March 31, 2009 (incorporated by reference from Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on April 6, 2009)

99.2	HUGHES Telematics, Inc. 2006 Stock Incentive Plan, effective as of November 30, 2006 (incorporated by reference from Exhibit 99.2 to the Company’s Current Report on Form 8-K filed on April 6, 2009)

*	To be filed by amendment.